Form 20-F
period 2016-12-31
Intec Pharma Ltd.
filed 2017-04-07
CIK 1638381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,448,191

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

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

In this annual report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies, plans and prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

•	We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

•	Our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern.

•	We may not be able to raise additional funds unless we increase our registered share capital.

•	Because of our limited operating history, we may not be able to successfully operate our business or execute our business plan.

•	We face continuous technological change, and developments by competitors may render our products or technologies obsolete or non-competitive. If our new or existing product candidates are rendered obsolete or non-competitive, our marketing and sales will suffer and we may never be profitable.

•	We license our core technology on an exclusive basis from Yissum (Hebrew University), and we could lose our rights to this license if a dispute with Yissum arises or if we fail to comply with the financial and other terms of the license.

•	If we fail to adequately protect, enforce or secure rights to the patents which were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

•	Our product candidates are at various stages of preclinical and clinical development and may never be commercialized.

•	We cannot be certain that the results of our potential Phase III clinical trials, even if all endpoints are met, will support regulatory approval of any of our product candidates for any indication.

•	Our product candidates are subject to extensive regulation and are at various stages of regulatory development and may never obtain regulatory approval.

•	We are subject to anti-kickback laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences to us.

•	Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

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

The following tables summarize our financial data. We have derived the selected statements of comprehensive loss data for the years ended December 31, 2014, 2015 and 2016 and the statements of financial position as of December 31, 2014, 2015 and 2016 from our audited financial statements included elsewhere in this annual report. The selected statements of comprehensive loss data for the year ended December 2013, and the statements of financial position as of December 31, 2013 have been derived from other audited financial statements not included in this Form 20-F. The following selected financial data for our company should be read in conjunction with the financial information, “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this Annual Report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

Our financial statements included in this annual report were prepared in accordance with IFRS, as issued by the IASB.

Our functional and reporting currency for the years ended December 31, 2015 and earlier was the New Israeli Shekel. Effective January 1, 2016, our functional and reporting currency is the U.S. dollar as a result of the significant increase in our expenses denominated in U.S. dollars, primarily due to expenses associated with our Phase III clinical trial. Due to the change in our functional and reporting currency from the NIS to the dollar, effective January 1, 2016, the amounts for 2014 through 2015 have been restated in dollars using the methodology set forth in Note 2b to our financial statements for the year ended December 31, 2016.

Unless otherwise noted, for the purposes of annual financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.845 NIS to $1.00 U.S. dollar, the daily representative rate in effect as of December 31, 2016. For the periods in which our functional currency was the NIS, the financial data presented in the following discussion has been translated into U.S. dollars using the method of conversion used to translate our financial statements, see Note 2b to our financial statements. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

As of December 31, 2016, the daily representative rate of NIS per U.S. dollars was 3.845. The following table sets forth information regarding the exchange rates of NIS per U.S. dollars for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2017	3.693	3.614	3.649	3.632
February 2017	3.768	3.659	3.729	3.659
January 2017	3.860	3.769	3.818	3.769
December 2016	3.867	3.787	3.829	3.845
November 2016	3.876	3.799	3.843	3.839
October 2016	3.856	3.778	3.822	3.849

The following selected financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our financial statements and related notes and “Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

	Year ended December 31,
	2013	2014	2015	2016
	USD in thousands
Statements of comprehensive loss data:
Research and development expenses	$(5,065)	$(4,959)	$(7,533)	$(15,349)
Less-participation in research and development expenses	2,325	1,550	2,718	4,600
Research and development expenses, net	(2,740)	(3,409)	(4,815)	(10,749)
General and administrative expenses	(2,427)	(2,609)	(2,788)	(3,097)
Other gains, net	131	234	19	34
Operating loss	(5,036)	(5,784)	(7,584)	(13,812)
Financial income	120	318	633	466
Financial expenses	(180)	(227)	(229)	(16)
Financial income, net	(60)	91	404	450
Net loss	(5,096)	(5,693)	(7,180)	(13,362)
Other comprehensive income (loss)- currency translation differences	406	(805)	(664)	-
Loss and comprehensive loss	$(4,690)	$(6,498)	$(7,844)	$(13,362)

			$
Basic and diluted loss per ordinary share	$(1.18)	$(1.18)	$(0.92)	$(1.17)
Number of ordinary shares used in computing loss per ordinary share (in thousands)	4,322	4,825	7,791	11,448

	December 31,
	2013	2014	2015	2016
	USD in thousands
Statement of financial position:
Cash and cash equivalents	$3,389	$5,731	$23,649	$16,376
Short term bank deposits	-	-	5,000	-
Financial assets at fair value through profit or loss	5,153	2,011	2,024	1,852
Restricted bank deposits	75	75	62	62
Other receivables	744	288	2,361	2,384
Property and equipment	4,319	4,397	4,076	4,047
Total assets	13,680	12,502	37,172	24,721
Accounts payable and accruals	1,418	1,857	1,315	1,920
Derivative financial instruments	2,967	1,164	327	97
Total liabilities	4,385	3,021	1,642	2,017
Total equity	$9,295	$9,481	$35,530	$22,704

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Company and Its Business

An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report on Form 20-F, including the audited financial statements and the related notes included in this annual report beginning on page F-1, before deciding whether to invest in our ordinary shares. If any of the risks discussed below actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. This could cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment.

We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

We are a clinical stage biopharmaceutical company that was incorporated in 2000. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials. Our two most advanced therapeutic candidates are in clinical stages. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to incur significant operating and capital expenditures and anticipate that our expenses and losses will increase substantially in the foreseeable future as we:

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

For the years ended December 31, 2015 and 2016, we had net losses of $ 7.8 million and $ 13.4 million, respectively, and we expect such losses to continue for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If our product candidates fail in clinical trials or do not gain regulatory clearance or approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of our ordinary shares and our ability to raise additional financing. A substantial decline in the value of our ordinary shares would also affect the price at which we could sell shares to secure future funding, which could dilute the ownership interest of current shareholders.

Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits. As a result, our 2016 annual financial statements note that there is a substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern.

Our independent registered public accounting firm has issued its report on our financial statements for the year ended December 31, 2016 and included an explanatory paragraph stating that the Company has suffered recurring losses from operations and negative cash outflows from operating activities that raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the U.S. Food and Drug Administration, or the FDA or other regulatory authorities approve, and we successfully commercialize, our product candidates. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations, such as public or private offerings. There can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. The perception that we might be unable to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we cannot successfully continue as a going concern, our shareholders may lose their entire investment in our ordinary shares.

We may not be able to raise additional funds unless we increase our registered share capital.

As of the date of this annual report on Form 20-F, we have 16,000,000 registered share capital, out of which 13,737,829 ordinary shares are issued and outstanding and 1,371,052 are reserved for future issuance under outstanding options and warrants. Our need for additional financing in order to fund our operations will require us to raise funds by either public or private offerings (or a combination of both), and based on our share price at the time we initiate such a transaction, we might also be required to increase our registered share capital prior to initiating any such financing transaction.

Increasing our share capital is subject to the approval of our shareholders. In the event we fail to obtain the approval of our shareholders to such increase in our registered share capital, our ability to raise sufficient funds, if at all, might be adversely effected. Further, if we are unsuccessful in raising sufficient capital, we may need to curtail or cease operations.

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

We have a limited operating history upon which to evaluate our proposed business and prospects. Our proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

•	the absence of a lengthy operating history;

•	insufficient capital to fully realize our operating plan;

•	our ability to obtain U.S. Food and Drug Administration, or the FDA, approvals in a timely manner, if ever, or that the approved label indications are sufficiently broad to make sale of the products commercially feasible;

•	expected continual losses for the foreseeable future;

•	operating in an environment that is highly regulated by a number of agencies;

•	social and political unrest;

•	operating in multiple currencies;

•	our ability to anticipate and adapt to a developing market(s);

•	acceptance of the Accordion Pill by the medical community and consumers;

•	limited marketing experience;

•	a competitive environment characterized by well-established and well-capitalized competitors;

•	the ability to identify, attract and retain qualified personnel; and

•	reliance on key personnel.

Because we are subject to these risks, evaluating our business may be difficult, our business strategy may be unsuccessful and we may be unable to address such risks in a cost-effective manner, if at all. If we are unable to successfully address these risks our business could be harmed.

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

Our business is currently in the research and development stage, and we have not yet generated revenues from our operations. Our financial statements include a note describing our current operations and the incurrence of future losses from our research and development activities. As of December 31, 2016, we had incurred cumulative losses of approximately $63 million. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and/or we successfully commercialize (including out-licensing) such product candidate. These factors raise substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. If we are unsuccessful in raising capital, we may need to curtail or cease operations.

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

Our executive officers and our management team are important to the efficient and effective operation of our business. Our failure to retain our management personnel, who have developed much of the technology we utilize today, or any other key management personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly-trained technical and management personnel, among others, to continue the development and commercialization of our current and future products.

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

We expect to face significant competition. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

If any of our products are approved, we expect to compete against fully-integrated pharmaceutical and biotechnology companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Our competitors are likely to include companies with marketed products and/or an advanced research and development pipeline. The competitive landscape of improving Levodopa for the treatment of Parkinson’s disease symptoms includes Novartis AG, Orion Corporation, AbbVie, Impax Laboratories, Inc., XenoPort Inc., which was acquired by Arbor Pharmaceuticals in July 2016 and more. The competitive landscape in the insomnia field includes Sanofi S.A., Sunovion Pharmaceuticals Inc., King Pharmaceuticals, Merck, Somnus Therapeutics, Inc., Neurim Pharmaceuticals, Ltd., and more. The competitive landscape in the gastric retention system field includes Depomed, Inc., Merrion Pharmaceuticals, Flamel Technologies S.A., XenoPort Inc., Sun Pharma and more. Management is not aware of any companies that are developing or planning to develop a drug delivery system similar to our Accordion Pill platform technology.

There is a substantial risk of product liability claims in our business. We currently do not maintain product liability insurance and a product liability claim against us could adversely affect our business.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits, which may result in substantial losses.

Any of our product candidates could cause adverse events, including injury, disease or adverse side effects. These adverse events may or may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render our product candidates ineffective or harmful in some patients, and our sales would suffer, materially adversely affecting our business, financial condition and results of operations.

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

If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. The extent to which any of our product candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our potential competitors include large integrated pharmaceutical companies, biotechnology companies that currently have drug and target discovery efforts, universities, and public and private research institutions. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. These organizations also compete with us to:

•	attract parties for acquisitions, joint ventures or other collaborations;

•	license proprietary technology that is competitive with the technology we are developing;

•	attract funding; and

•	attract and hire scientific talent and other qualified personnel.

Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales could suffer and we may never be profitable.

We may encounter difficulties in managing our growth. Failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively requires us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we may not be able to make available the products required to successfully commercialize our technology. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, results of operations and financial condition.

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

The global economy continues to experience significant volatility and the economic environment may continue to be, or become, less favorable than that of past years. Among other matters, the continued risk of a default on sovereign debt by one or more European countries, related financial restructuring efforts in Europe, and/or evolving deficit and spending reduction programs instituted by the U.S. and other governments could negatively impact the global economy and/or the pharmaceutical industry. This economic volatility and/or decline in the economic environment may adversely affect our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all. In addition, we rely and intend to rely on third parties, including our clinical research organizations, third-party manufacturers and second-source suppliers, and certain other important vendors and consultants. As a result of the current volatile and unpredictable global economic situation, there may be a disruption or delay in the performance of our third-party contractors and suppliers. If such third parties are unable to satisfy their contractual commitments to us, our business could be materially adversely affected.

Our current management team only has experience in managing and operating a publicly traded U.S. company since August 2015. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Although our ordinary Shares trade on the NASDAQ Capital Market and the TASE and we previously filed reports in Israel as an Israeli public company, our current management team only has experience managing and operating a publicly-traded U.S. company since August 2015. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation or financial condition and could result in delays in achieving the development of an active and liquid trading market for our ordinary shares.

We incur significant costs as a result of the listing of our ordinary shares for trading on the NASDAQ Capital Market and thereby being a public company in the United States as well as in Israel, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

As a public company in both Israel and the U.S., we incur significant accounting, legal and other expenses in order to comply with requirements of the Securities and Exchange Commission, or the SEC, and the NASDAQ Capital Market, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These rules and regulations have increased our legal and financial compliance costs, introduced new costs such as investor relations, stock exchange listing fees and shareholder reporting, and made some activities more time consuming and costly. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are required to document and test our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of our ordinary shares. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act. For so long as we remain an emerging growth company, we will not be required to:

•	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

•	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company under the JOBS Act. We are currently evaluating and monitoring developments with respect to these new rules and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under regulations promulgated under the Israeli Companies Law, 5759-1999, or the Companies Law, as an Israeli public company listed overseas, we are required to disclose the compensation of our five most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas), however this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting companies.

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

We license our core intellectual property from Yissum, an affiliate of Hebrew University. We initially entered into an exclusive license agreement with Yissum in 2000 and, in 2004 and 2005, we amended the license, which we refer to, as amended, as the License Agreement. According to the License Agreement, we hold an exclusive license for developing, manufacturing and/or world marketing of products that are directly or indirectly based on the patent owned by Yissum and/or other related intellectual property (including any information, research results and related know-how). Yissum is not permitted to transfer such intellectual property to third parties without our prior written consent. Yissum may obtain future financing from other entities for its research, provided that such entities will not be granted rights in its results (including other intellectual property rights) in a way prejudicing the rights granted to us in accordance with the License Agreement. We are entitled to grant perpetual sublicenses of this intellectual property to third parties, and such third parties will not be required to assume any undertaking towards Yissum. We are obligated to research and develop products that are based on the intellectual property of Yissum and to pay Yissum from the date of first sale an amount equal to 3% of our net sales of products based on the intellectual property and 15% from all other payments or benefits received from any such sublicense. In addition, also in consideration of the exclusive license granted to us pursuant to the License Agreement, we issued 5,618 ordinary shares to Yissum. As of the date of this annual report, no payments were paid and/or are due under the License Agreement. The License Agreement will be in effect until the latest of: (1) the expiration of the last registered patent within the relevant territory in November 2020; and (2) 15 years from the date of the first commercial sale. We also contracted with Yissum for laboratory services. In January 2008, we signed an addendum to the License Agreement to conduct an additional joint development and study regarding a technology, different from the Accordion Pill, for the gastric retention, or GR, of a drug. This addendum provides that the intellectual property rights produced as a result of the joint development and study will be jointly owned and we are entitled to receive a license for Yissum’s share in these rights in return for payment of royalties. One patent application has been filed by Yissum and us as a result of the development related to that joint project, but this patent application was abandoned.

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

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

•	the degree and range of protection any patents will afford us against competitors;

•	if and when patents will be issued;

•	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

•	we may be subject to interference proceedings;

•	we may be subject to opposition or post-grant proceedings in foreign countries;

•	any patents that are issued may not provide sufficient protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	other companies may challenge patents licensed or issued to us or our customers;

•	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

•	other companies may design around technologies we have licensed or developed;

•	enforcement of patents is complex, uncertain and expensive; and

•	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

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

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which could have a material adverse effect on our business.

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

The progress and results of any future preclinical testing or future clinical trials are uncertain, and the failure of our product candidates and additional product candidates which we may license, acquire or develop in the future to receive regulatory approvals could have a material adverse effect on our business, operating results and financial condition to the extent we are unable to commercialize any such products. None of our product candidates have received regulatory approval for commercial sale. In addition, we face the risks of failure inherent in developing therapeutic products. Our product candidates are not expected to be commercially available for several years, if at all.

Our product candidates are subject to extensive regulation and are at various stages of regulatory development and may never obtain regulatory approval.

Our product candidates must satisfy certain standards of safety and efficacy for a specific indication before they can be approved for commercial use by the FDA or foreign regulatory authorities. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, including testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in preclinical testing and clinical trials. Also, even though we believe that some of our product candidates may be eligible for FDA review under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, the FDA may not agree with that assessment, and may require us to submit the application under Section 505(b)(1) which usually requires more comprehensive clinical data than applications submitted under Section 505(b)(2). Even under Section 505(b)(2), satisfying FDA’s requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or FDA policy, during the process of product development, clinical trials and regulatory reviews. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies.

In order to receive FDA approval or approval from foreign regulatory authorities to market a product candidate or to distribute our products, we must demonstrate through preclinical testing and through human clinical trials that the product candidate is safe and effective for its intended uses (e.g., treatment of a specific condition in a specific way subject to contradictions and other limitations). We anticipate that some foreign regulatory agencies will have different testing and approval requirements from those of the FDA. Even if we comply with all FDA requests, the FDA may ultimately reject or decline to approve one or more of our new drug applications, or it may grant approval for a narrowly intended use that is not commercially feasible. We might not obtain regulatory approval for our product candidates in a timely manner, if at all. Failure to obtain FDA approval of any of our product candidates in a timely manner or at all could severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of salable products and, therefore, corresponding product revenues.

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

We intend to seek FDA approval for our product candidates implementing our Accordion Pill technology through the Section 505(b)(2) regulatory pathway. Pursuant to Section 505(b)(2) of the FDCA, a new drug application, or NDA, under Section 505(b)(2) is permitted to reference safety and effectiveness data submitted by the original manufacturer of the underlying approved drug as part of its NDA, or rely on FDA’s prior conclusions regarding the safety and effectiveness of that previously approved drug, or rely on in part on data in the public domain. Reliance on data collected by others may expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for product approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with regulatory approval of our product candidates, would likely substantially increase. Moreover, our inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than our product, which would likely materially adversely impact our competitive position and prospects. Even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this will ultimately lead to accelerated product development or earlier approval.

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

We cannot be certain that the results of our current or potential Phase III clinical trials, even if all endpoints are met, will support regulatory approval of any of our product candidates for any indication.

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

It is possible that even if the results of our current or potential Phase III clinical trial meet the primary endpoints, the FDA will require other data of our product candidates prior to granting marketing approval.

Our product candidates and future product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of FDA approval of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including, but not limited to:

•	unforeseen safety issues;

•	clinical holds or suspension of a clinical trial by the FDA, us, the institutional review board, or IRB, or the data safety monitoring board, or DSMB, to determine proper dosing;

•	lack of effectiveness or efficacy during clinical trials;

•	failure of our contract manufacturers to manufacture our product candidates in accordance with current Good Manufacturing Practices, or cGMP;

•	failure of third party suppliers to perform final manufacturing steps for the drug substance;

•	slower than expected rates of patient recruitment and enrollment;

•	lack of healthy volunteers and patients to conduct trials;

•	inability to monitor patients adequately during or after treatment;

•	failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

•	failure of IRBs to approve or renew approvals of our clinical trial protocols;

•	inability or unwillingness of medical investigators to follow our clinical trial protocols; and

•	lack of sufficient funding to finance the clinical trials.

As noted above, we, regulatory authorities, IRBs or DSMBs may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials. For example, a DSMB has been selected for the Phase III clinical trial of AP-CDLD and will periodically review the safety data of the trial, specifically focusing on the safety of AP-CDLD in the upper gastrointestinal tract because the Accordion Pill is retained in the stomach for a prolonged period of time, to measure whether AP-CDLD causes damage such as erosions or ulcers. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

We may be forced to abandon development of certain products altogether, which will significantly impair our ability to generate product revenues.

Upon the completion of any clinical trial, if at all, the results of these trials might not support the claims sought by us. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for its indicated uses. Any such failure may cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our drug product claims, the completion of development of such product candidates may be significantly delayed or abandon, which would significantly impair our ability to generate product revenues and would materially adversely affect our business, financial condition or results of operations.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended, or the Affordable Care Act, which was amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the United States. The goal of PPACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. Among other measures, PPACA imposes increased rebates on manufacturers for certain covered drug products reimbursed by state Medicaid programs. The PPACA remains subject to continuing legislative scrutiny, including efforts by Congress to repeal and amend a number of its provisions, as well as administrative actions delaying the effectiveness of key provisions. In addition, there have been lawsuits filed by various stakeholders pertaining to certain portions of the PPACA that may have the effect of modifying or altering various parts of the law. Efforts to date to amend or repeal the PPACA have generally been unsuccessful. However, the 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, may result in additional efforts to amend or delay implementation parts of the PPACA. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

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

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling our products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of our proposed products to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

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

The recent Presidential and Congressional elections in the United States could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy. While it is not possible to predict whether and when any such changes will occur, changes at the federal level could significantly impact our business and the health care industry; we are currently unable to predict whether any such changes would have a net positive or negative impact on our business. To the extent that such changes have a negative impact on us or the health care industry, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares.

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

Further, the PPACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty of fraud or false claims under PPACA without actual knowledge of the statute or specific intent to violate it. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

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

The 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, may result in additional efforts to amend or delay implementation parts of the PPACA. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

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

Completion of any current or future Phase III clinical trial and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although we believe our facilities are sufficient to manufacture our product candidate needs for Phase III clinical trials, we may be incorrect and we may not have the resources or facilities to manufacture our product candidates for Phase III clinical trials or commercial purposes on our own, and we may not develop or acquire facilities for the manufacture of product candidates for such purposes in the foreseeable future. We may rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any Phase III clinical testing we undertake in the future and for commercialization of our products. Such contract manufacturers may be the sole source of production, and they may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates. Establishing a manufacturing facility to produce commercial quantities of our products will require a substantial investment by any party intending to manufacture our products. If our current and future manufacturing and supply strategies are unsuccessful, we may be unable to conduct and complete any future Phase III clinical trials or commercialize our product candidates in a timely manner, if at all.

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

Although we have manufactured clinical quantities of AP-CDLD and other products and product candidates in our manufacturing facility, we have only limited experience in manufacturing commercial quantities of our product candidates. If AP-CDLD or AP–ZP is approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing products in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of products in smaller quantities for clinical trials, including adherence to regulatory standards. Although we believe that we have developed processes and protocols that will enable us to manufacture commercial-scale quantities of products at acceptable costs, we cannot provide assurance that such processes and protocols will enable us to manufacture AP-CDLD or AP–ZP in quantities that may be required for commercialization of the applicable product with yields and at costs that will be commercially attractive. If we are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business could be adversely affected.

If we are unable to use our manufacturing facility for any reason, the manufacture of clinical supplies of our candidates would be delayed, which would harm our business.

We currently manufacture all clinical supply of AP-CDLD and AP–ZP at our own manufacturing facility. If we were to lose the use of our facility or equipment, our manufacturing facility and manufacturing equipment would be difficult to replace and could require substantial replacement lead time and substantial additional funds. Our facility may be affected by natural disasters, such as floods or fire, or we may lose the use of our facility due to manufacturing issues that arise at our facility, such as contamination or regulatory concerns following a regulatory inspection of our facility. We do not currently have back-up capacity. In the event of a loss of the use of all or a portion of our facility or equipment for the reasons stated above or any other reason, we would be unable to manufacture any of our product candidates until such time as our facility could be repaired, rebuilt or we are able to address other manufacturing issues at our facility. Although we currently maintain property insurance with personal property limits of up to NIS 38.0 million, business interruption insurance coverage of up to NIS 24.0 million for damage to our property and the disruption of our business from fire and other casualties, and up to NIS 100.0 million for expenses related to our Phase III clinical trial for AP-CDLD, such insurance may not cover all occurrences of manufacturing disruption or be sufficient to cover all of our potential losses in the event of occurrences that are covered and may not continue to be available to us on acceptable terms, or at all.

We may rely on third-party manufacturers to manufacture commercial quantities of our product candidates, if our products are approved, and any failure by a third-party manufacturer or supplier may delay or impair our ability to commercialize our product candidates.

We have manufactured our product candidates for our preclinical studies, Phase I clinical trials, Phase II clinical trials and Phase III clinical trial in our own manufacturing facility. We have relied, and we expect to continue to rely, on third-party manufacturers for certain raw materials (excipients, solvents and active pharmaceutical ingredients, or APIs). Our reliance on third parties for the manufacture of these items increases the risk that we will not have sufficient quantities of these items or will not be able to obtain such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. If the third-party manufacturers on whom we rely fail to supply these items and we need to enter into alternative arrangements with a different supplier, it could delay our product development activities, as we would have to requalify the casting and assembly processes pursuant to FDA requirements. If this failure of supply were to occur after we received approval for and commenced commercialization of AP-CDLD, we might be unable to meet the demand for this product and our business could be adversely affected. In addition, because we do not have any control over the process or timing of the supply of the APIs used in AP-CDLD, there is greater risk that we will not have sufficient quantities of these APIs at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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

In the United States, the MMA changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In recent years, Congress has considered further reductions in Medicare reimbursement for drugs administered by physicians. CMS has issued and will continue to issue regulations to implement the law which will affect Medicare, Medicaid and other third-party payors. Medicare, which is the single largest third-party payment program and which is administered by CMS, covers prescription drugs in one of two ways. Medicare part B covers outpatient prescription drugs that are administered by physicians and Medicare part D covers other outpatient prescription drugs, but through private insurers. Medicaid, a health insurance program for the poor, is funded jointly by CMS and the states, but is administered by the states; states are authorized to cover outpatient prescription drugs, but that coverage is subject to caps and to substantial rebates. CMS also has the authority to revise reimbursement rates and to implement coverage restrictions for some drugs. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products, which in turn would affect the price we can receive for those products. While the MMA and implementing regulations apply primarily to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. As amended, the PPACA expanded manufacturers’ rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs (both single source drugs and innovator multiple source drugs) from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP or the difference between the AMP and best price, whichever is greater. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The PPACA and subsequent legislation also narrowed the definition of AMP. Furthermore, the PPACA imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the PPACA, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. However, the 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, may result in additional efforts to amend or delay implementation parts of the PPACA. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

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

Our AP-CBD/THC product candidate uses Cannabidiol and 9-Tetrahydrocannabinol, which are illegal at the federal level in the United States and subject to complex regulation at the state level, which limit the commercial viability of this product candidate in the United States.

Our AP-CBD/THC product candidate for treatment of various indications, including low back neuropathic pain and Fibromyalgia, uses Cannabidiol and 9-Tetrahydrocannabinol, which are illegal at the federal level in the United States. Cannabidiol (CBD) and 9-Tetrahydrocannabinol (THC) have been decriminalized in certain U.S. states, but, depending on the state, are subject to complex or undeveloped law. Due to its use of CBD and THC, AP-CBD/THC may not be eligible for approval by the FDA as a prescription pharmaceutical, regardless of its results, which would likely prevent insurance coverage of the product. Further, even with respect to states in which the product may be legal at the state level, we may face difficulties in finding a suitable manufacturer for the product in the United States or in importing the product to the United States, if manufactured abroad. These factors may significantly limit the commercial viability of AP-CBD/THC in the United States. If we are not able to commercialize AP-CBD/THC in the United States, our business may suffer and we may not be able to recoup the cost of development of AP-CBD/THC.

Risks Related to Our Industry

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries comprising the EU the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and class meetings, on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers, and transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company, or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations and guidelines thereunder, or the Innovation Law, to which we are subject due to our receipt of grants from the National Authority for Technological Innovation, or NATI (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), a recipient of OCS grants such as us must report to the applicable authority of the OCS regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Innovation Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the OCS, in a form prescribed by the OCS (NATI).

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

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the OCS are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. A Company that received a grant from the OCS, or a Participating Company, is typically required to pay royalties to the OCS on income generated from the sale of products incorporating technology developed using such grants (and related services associated with such products), whether received by the Participating Company or any affiliated entity, as defined in the Encouragement of Industrial Research and Development Regulations (Royalties Rates and Rules for Payment), 5756-1996, or the Royalties Regulations, until 100% of the dollar-linked grant is repaid. The rate of the royalties is determined based on the criteria set forth under the Royalties Regulations and is set between 3% to 6% of sales of the product (though typically not greater than 4.5%).

The obligation to pay royalties is contingent on actual sale of such products and services and is capped at the amount of the full grant received from the OCS (and in some cases in an increased royalty cap, as detailed below) which in any event is linked to the U.S. Dollar and accrues interest (LIBOR). In the absence of such sales, no payment of such royalties is required. Generally, there is no liability to pay any additional royalties following the repayment of all the outstanding liabilities in connection with such grants, provided, however, that the restrictions under the Innovation Law will continue to apply even after the repayment of such liabilities in full by the Participating Company including on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given.

The terms of the grants under the Innovation Law also require that the products developed as part of the programs using government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the OCS (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case only notification is required) and additional payments are made to the OCS. However, this does not restrict the export of products that incorporate the funded technology.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay increased royalties, at rates set forth in the Royalties Regulations or as may be determined by NATI. The total amount to be repaid to the OCS may be increased to between 120% and 300% of the grants, depending on the manufacturing volume that is performed outside Israel.

The Innovation Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS-funded know-how outside of Israel requires prior OCS approval and is subject to certain payments to the OCS calculated according to formulae provided under the Innovation Law. A transfer for the purpose of the Innovation Law means an actual sale of the OCS-funded know-how, any license to develop the OCS-funded know-how or the products resulting from the OCS-funded know-how or any other transaction, which, in essence, constitutes a transfer of the OCS-funded know-how. A mere license solely to market products resulting from the OCS-funded know-how would not be deemed a transfer for the purpose of the Innovation Law. It should be noted that the OCS is in the process of promulgating regulations that deal with granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on our Company, in respect of the amount of payments to the OCS for the grant of sub-licenses to third parties. As of the date of this annual report, we are unable to assess the effect, if any, of the promulgation of such regulations on our Company.

If we wish to transfer OCS-funded know-how, the terms for approval shall be determined according to the character of the transaction and the consideration paid to us for such transfer. The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate OCS grants received by the company and the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration (taking into account any depreciation in accordance with a formula set forth in the in the Innovation Law) less any royalties already paid to the OCS. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate research and development expenses, multiplied by the transaction consideration (taking into account any depreciation in accordance with a formula set forth in the in the Innovation Law) less any royalties already paid to the OCS. The Innovation Law establishes a maximum payment of the redemption fee paid to the OCS under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its OCS-funded know-how, in whole or in part, or is sold as part of certain merger and acquisition transactions, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above (i.e., asset sale of OCS-funded know-how or transfer as part of certain merger and acquisition transactions), the company continues to conduct its research activity in Israel (for at least three years following such transfer, keeps on staff at least 75% of the number of research and development employees it had for the six months before the know-how was transferred and keeps the same scope of employment of such research and development staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable. The OCS is not open for negotiating this cap and we are not aware of any additional soft promises that can be made to reduce the redemption fee. The obligation to pay royalties mentioned above will no longer apply following the redemption of the know-how in the framework of a transfer of such know-how overseas.

We have received grants from the OCS prior to an extensive amendment to the Innovation Law that came into effect as of January 1, 2016, or the Amendment, which may also affect the terms of existing grants. The Amendment provides for an interim transition period (which has not yet expired), after which time our grants will be subject to terms of the Amendment and the NATI's new guidelines, if and when issued. Under the Innovation Law, as amended by the Amendment, NATI is provided with a power to modify the terms of existing grants. Such changes, if introduced by NATI in the future, may impact the terms governing our grants. As of the date of this report, we are unable to assess the effect of such changes, if any, on the Company.

Subject to prior approval of the OCS, the Company may transfer the OCS-funded know-how to another Israeli company. If the OCS-funded know-how is transferred to another Israeli entity, the transfer would still require OCS approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the OCS from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s restrictions and obligations towards the OCS (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to OCS approval.

Our research and development efforts have been financed, partially, through grants that we have received from the OCS. We therefore must comply with the requirements of the Innovation Law and related regulations. As of December 31, 2016, we have received approximately NIS 50.2 million of such grants. The Innovation Law restricts the ability to transfer know-how funded by the OCS outside of Israel. Transfer of OCS funded know-how outside of Israel requires the prior approval of the OCS and, under certain circumstances, is subject to significant payments to the OCS (calculated according to a formula set forth under the Innovation Law), depending upon the value of the transferred technology or know-how, the amount of NATI support, the time of completion of NATI supported research project and other factors, all as determined by NATI, while the redemption fee will not exceed 600% of the grants amount plus interest. Therefore, the discretionary approval of an OCS committee will be required for any transfer to third parties outside of Israel of rights related to our Accordion Pill, which has been developed with OCS funding. The restrictions under the Innovation Law may impair our ability to enter into agreements for OCS funded products or technologies without the approval of the OCS. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as may expose us to criminal proceedings. In addition, NATI may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. OCS approval is not required for the export of any products resulting from the OCS-funded research or development in the ordinary course of business.

Risks Related to Ownership of Our Ordinary Shares

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our ordinary shares, our share price and trading volume could be negatively impacted.

The trading market for our ordinary shares could be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our ordinary shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact our share price or trading volume.

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

Although our ordinary shares now trade on the NASDAQ Capital Market and on the TASE, an active trading market for our ordinary shares may not be sustained. The market price of our ordinary shares is highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. It may be difficult for you to sell your ordinary shares without depressing the market price for the ordinary shares or at all. As a result of these and other factors, you may not be able to sell your ordinary shares at current market price or at all. Further, an inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ordinary shares as consideration.

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

Moreover, the liquidity of our ordinary shares will be limited, not only in terms of the number of ordinary shares that can be bought and sold at a given price, but by potential delays in the timing of executing transactions in our ordinary shares and a reduction in security analyst and media’s coverage of our Company, if any. These factors may result in lower prices for our ordinary shares than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our ordinary shares. In addition, without a large float, our ordinary shares will be less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our ordinary shares may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate its investment in our ordinary shares. Trading of a relatively small volume of our ordinary shares may have a greater impact on the trading price of our ordinary shares than would be the case if our public float were larger. We cannot predict the prices at which our ordinary shares will trade in the future.

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

We expect to be characterized as a passive foreign investment company for the taxable years ending December 31, 2016, and December 31, 2017, and, as such, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For the taxable year ending December 31, 2015, we were classified as a PFIC. We expect to be classified as a PFIC for 2016 and 2017. Furthermore, because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Taxation — U.S. Federal Income Tax Consequences”, owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares; however, we do not intend to provide the information necessary for U.S. Investors to make “qualified electing fund elections” if we are classified as a PFIC. See “Taxation — U.S. Federal Income Tax Consequences.”

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

Sales of a substantial number of ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. We had 11,448,191 ordinary shares outstanding as of December 31, 2016 and 13,737,829 ordinary shares outstanding as of the date of this report. All of the ordinary shares outstanding as of December 31, 2016 are freely tradable, without restriction, in the public markets in the United States and Israel. Any sales of our ordinary shares or any perception in the market that such sales may occur could cause the trading price of our ordinary shares to decline.

In March 2017, we completed a private placement of 2,289,638 of our ordinary shares at a price of $4.40 per share, with various investors for gross proceeds of approximately $10 million. The chairman of our board of directors, Dr. John Kozarich, and two other directors, Messrs. Zvi Joseph and Giora Carni, participated in the private placement. We have agreed to file a registration statement under the Securities Act of 1933, as amended, or the Securities Act, to register for resale the ordinary shares issued in the private placement.

In addition, up to 1,822,707 ordinary shares that are subject to outstanding options under the 2005 Share Option Plan, or the 2005 Plan, and outstanding options and reserved options for future issuance under our 2015 Incentive Compensation Plan, or the 2015 Plan, will be eligible for sale in the public market. We filed registration statements on Form S-8 under the Securities Act on February 25, 2016 and on August 1, 2016 to register such ordinary shares.

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

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

Intec Pharma Ltd. was established and incorporated in Israel on October 23, 2000 as a private Israeli company under the name Orly Guy Ltd. In February 2001, our name was changed to Intec Pharmaceuticals (2000) Ltd. Our research and development activities began originally through a private partnership, Intec Pharmaceutical Partnership I.P.P, a general Israeli partnership, formed on September 21, 2000. Its operations were transferred in full to us at the beginning of 2002 in return for the allocation of shares in our company to the partners in the partnership, pro rata with their ownership in the partnership. In March 2004, we changed our corporate name to Intec Pharma Ltd. In February 2010, we successfully completed an initial public offering in Israel on the TASE. We do not have any subsidiaries and do not hold any investments in other entities.

We completed our initial public offering of securities in Israel in February 2010. In connection with the offering, we raised approximately NIS 35.3 million before issuance costs and issued 783,969 ordinary shares and registered warrants (Series 1) to purchase 313,588 of our ordinary shares. As of the date of this annual report, all warrants issued in our initial public offering in Israel have expired.

We completed our initial public offering of securities in the United States on August 2015. In connection with the offering, we raised gross proceeds of approximately $34.0 million before deducting underwriting discounts and commissions and other offering expenses.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention, or GR, and specific release mechanism. Our product pipeline currently includes four product candidates in clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have successfully completed a Phase II clinical trial for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the U.S. Food and Drug Administration, or the FDA, on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. In April 2016, we enrolled the first patient in the pivotal Phase III clinical trial for AP-CDLD. Our second product candidate, Accordion Pill Zaleplon, or AP–ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance. We have successfully completed a Phase II clinical trial for AP–ZP for the treatment of insomnia under an Investigational New Drug, or IND, application that we submitted to the FDA on August 4, 2009 for AP–ZP as a treatment for the induction and maintenance of sleep in patients suffering from insomnia. In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for AP-CDLD and AP–ZP would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, which is a streamlined approval pathway that may accelerate the time to commercialize and decrease the costs of AP–CDLD and AP–ZP, as compared to those typically associated with a NCE. See “— Government Regulation — 505(b)(2) Applications.” The FDA has indicated in written correspondence to us that we may be able to design the development program for AP–ZP in a manner that would allow us to obtain sufficient data for the NDA submission for AP–ZP in one pivotal Phase III clinical trial. However, at this point in the development process of AP–ZP, the details of such a trial have not been determined or confirmed with the FDA. In March 2016, we completed a Phase I clinical trial for our third pipeline product candidate which is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug, or NSAID, induced ulcers. The pharmacokinetics, or PK, results demonstrated in the Phase I trial were within the well-defined safety levels of the drug, which enable us to proceed with further development of the Accordion Pill with the existing drug. In addition, we are developing and testing a program for our Accordion Pill platform with the two primary cannabinoids contained in Cannabis sativa. We plan to test the Accordion Pill platform with Cannabidiol (CBD) and 9-Tetrahydrocannabinol (THC), or AP-CBD/THC, for the treatment of various indications, including low back neuropathic pain and Fibromyalgia. In March 2017, we initiated a Phase I clinical trial in Israel to compare the safety, tolerability and PK of AP-THC/CBD with Sativex®.

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

Our anticipated ability to file NDAs pursuant to Section 505(b)(2) for our existing pipeline and future products increases the likelihood of accelerating the time to commercialization of our products and decreasing costs when compared to those typically associated with New Chemical Entities, or NCEs.

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

Our Product Pipeline

Our current product development pipeline includes four products in clinical trial stages. Our leading pipeline product, AP-CDLD, is focused on leveraging our Accordion Pill technology to improve the efficacy and safety of an approved drug for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. In December 2015, we received a United States centralized institutional review board, or IRB, approval to initiate a Phase III clinical trial for AP-CDLD. In April 2016, we enrolled the first patient in the pivotal Phase III clinical trial for AP-CDLD. See “— Current Regulatory Status of AP-CDLD.” Our second product, AP–ZP, is for the treatment of insomnia. We are currently seeking a potential strategic partner for further clinical development and commercialization of AP–ZP and our future development plans for AP–ZP will depend on the results of this process. We have an exclusive license from Yissum, an affiliate of The Hebrew University of Jerusalem, for developing, manufacturing and global marketing of products based on the core technology used in the Accordion Pill. In March 2016, we completed a Phase I clinical trial for our third pipeline product candidate which is being developed for the prevention and treatment of gastroduodenal and small bowel NSAID induced ulcers. The PK results demonstrated in the Phase I trial were within the well-defined safety levels of the drug, which enable us to proceed with further development of the Accordion Pill with the existing drug. In March 2017, we initiated a Phase I clinical trial with our fourth product, the AP-CBD/THC for the treatment of various indications, including low back neuropathic pain and Fibromyalgia.

* Under 505(b)(2)

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

According to the agreement, we either received or will be entitled to the following payments:

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

Our Competitive Strengths

We believe our principal competitive strengths include the following:

•	A leading product candidate, AP-CDLD, being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, had the first patient enrolled in its Phase III clinical trial April 2016. AP-CDLD, our leading product candidate, being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, received a U.S. centralized IRB approval in December 2015 to initiate a Phase III clinical trial. We enrolled the first patient for the trial in April 2016 and we currently expect to complete patient enrollment in the trial during the fourth quarter of 2017. The European Parkinson’s Disease Association, or EPDA, estimated in 2007 that 6.3 million people worldwide suffer from Parkinson’s disease, and a 2015 report by Global Data estimated that the pharmaceutical market for Parkinson’s disease will reach $4.67 billion in the United States, Japan, France, Germany, Italy, Spain and the United Kingdom, or the Seven Major Markets, plus Brazil by 2022.

•	Innovative and leverageable platform technology that enables us to develop multiple products and to provide substantial benefits for various classes of drugs with large potential markets. Our platform enables us to develop and produce multiple products for diverse markets, including our leading product – AP-CDLD. Our platform includes our proprietary technology and know-how, with which we have developed the Accordion Pill, including its independent drug release and GR mechanisms, and have combined various drugs with the Accordion Pill. Our platform technology can combine immediate and controlled release drug profiles and more than one drug and can incorporate drugs of various chemical and physical characteristics. Our Accordion Pill has improved PK and efficacy in clinical studies via its combination with various drugs belonging to different drug classes such as NAW and poorly soluble drugs (BCS Class II/IV).

•	Lower development risks and costs for our pipeline products. We believe that developing Accordion Pills for additional drug candidates will be associated with reduced costs and regulatory risks compared to the development of NCEs and will allow us to develop our products in a cost-effective manner. The FDA has previously agreed that our two pipeline products in clinical trial stages would likely be eligible to file under Section 505(b)(2), assuming the successful completion of their respective Phase III clinical trials.

•	No high fat or high calorie diet requirements when using our Accordion Pill products. In our clinical trials, our Accordion Pill products provided modified PK to achieve desired clinical efficacy and safety of the drugs with which it was combined through prolonged GR under a regular calorie diet and did not require administration with a high calorie and high fat meal, which is a prerequisite for the administration of approved GR products currently on the market. This is highly important in the treatment of various diseases. In a food effect study that we conducted of our Phase III formulation of AP-CDLD, our results demonstrated that plasma concentrations of Carbidopa and Levodopa were similar, with no statistically significant differences in all PK parameters measured, when AP-CDLD was taken with various food compositions. This suggests that the treatment with AP-CDLD, intended to be taken b.i.d (two times a day) or t.i.d (three times a day) with food, is independent of food content.

•	Strong intellectual property protection. We believe that we have a strong intellectual property portfolio protecting our platform, combination of specific drugs with our platform and manufacturing and production processes. See “— Intellectual Property.”

•	Proven manufacturing capabilities for clinical batches of our Accordion Pill platform technology. We have proven manufacturing capacity of clinical batches of our platform technology in a compliant GMP facility. See “— Manufacturing.”

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

Using this approach, we have advanced our product candidates into various stages of clinical development. Specific elements of our current strategy include the following:

•	Continue to advance our current pipeline by developing improved versions of drugs with reduced side effects and that enhance the efficacy of existing drugs. We expect that our products will potentially offer significant advantages over the original versions of the drugs. Results from our completed Phase II clinical trial demonstrate that AP-CDLD can improve motor function in patients suffering “off time” episodes. “Off time” refers to debilitating periods of decreased motor and non-motor functions. We are pursuing the development and approval of AP-CDLD under the Section 505(b)(2) pathway, which allows an abbreviated path to approval relying on a single pivotal Phase III clinical trial. We enrolled the first patient for the trial in April 2016 and we currently expect to complete patient enrollment in the trial during the fourth quarter of 2017. If our pivotal Phase III clinical trial is successful, we intend to file for regulatory approval in the United States.

•	Utilize the 505(b)(2) regulatory pathway to leverage extensive existing clinical and regulatory experience with the original drugs and bring our improved versions of these drugs to market more quickly. An NDA submitted under Section 505(b)(2) of the FDCA may be permitted to reference safety and effectiveness data submitted by the original manufacturer of the underlying approved drug as part of its NDA, be based on the FDA’s prior conclusions regarding the safety and effectiveness of that previously approved drug, or rely on in part on data in the public domain. Reliance on data collected by others may expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate to submit an NDA. As the FDA has previously agreed that our two current pipeline products in clinical trial stages would likely be eligible to file under Section 505(b)(2), assuming the successful completion of the Phase III clinical trials, we believe that there is a strong likelihood that our future products would similarly qualify. The factors related to this qualification are expected to reduce the time and costs associated with clinical trials when compared to a traditional NDA for an NCE. We also believe the strategy of targeting drugs with proven safety and efficacy provides a better prospect of clinical success of our proprietary development portfolio as compared to de novo drug development. We estimate that the average time to market and cost of clinical trials for our products could be less than that required to develop a new drug.

•	Use our expertise with our platform technology to evaluate drug development and commercialization opportunities. We continuously seek attractive product candidates to develop and commercialize. We intend to focus on product candidates that we believe would be synergistic with our Accordion Pill technology. We intend to use our expertise in our technology and our pharmacological expertise to grow our product candidate portfolio. In August 2016, we announced the initiation of a new clinical development program for the Accordion Pill platform with the two primary cannabinoids contained in Cannabis Sativa, THC and CBD.

•	Seek attractive partnership opportunities. We believe that our Accordion Pill technology can be applied to many drugs that have already been approved by the FDA, as well as developmental stage drugs. We believe that the proprietary rights provided by our Accordion Pill technology, together with the clinical and compliance benefits, will be attractive to potential partners. We will seek to build a portfolio of commercially attractive partnerships in a blend of co-developments and licenses. Where possible, we will seek partnerships that allow us to participate significantly in the commercial success of each of the drugs. Although we are currently developing most of our current pipeline, we are looking to partner with the owners of rights to patented drugs in order to develop Accordion Pill versions of those drugs, and we may seek strategic partners to market our Accordion Pill products worldwide. We may also seek arrangements with third parties to assist in the development and commercialization of our products. These arrangements will allow us to share the high development cost, minimize the risk of failure and enjoy our partners’ marketing capabilities, while also enabling us to treat a more significant number of patients.

•	Develop products that target significant commercial opportunities. Our existing product candidates are intended to direct at diseases that have major global markets. Our intent is to continue to develop products that present significant market opportunities by leveraging our According Pill technology.

•	Maintain a prominent intellectual property position. We believe our licensed and proprietary patents and patent applications provide and will provide broad and comprehensive coverage for the use of our Accordion Pill technology for the treatment of certain diseases, focusing on BCS Class II/IV and NAW drugs, or drugs where longer retention in the upper GI could improve efficacy and absorption and reduce side effects. We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that we believe are important to the development of our business. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position. We have submitted and intend to continue to submit patent applications for various Accordion Pill and drug combinations that we develop.

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

Our Solution — AP-CDLD

AP-CDLD, our lead product candidate, is in development for the treatment of Parkinson’s disease symptoms. AP-CDLD is an Accordion Pill that contains the generic drugs Carbidopa and Levodopa, which are currently approved for the treatment of Parkinson’s disease symptoms. We have successfully completed a Phase II clinical trial, and the FDA has permitted us to initiate a Phase III clinical trial of AP-CDLD. On May 5, 2015, we held an end of Phase II meeting with the FDA, for which we have received the FDA’s memorandum of minutes, to discuss the clinical development program for AP-CDLD. We agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients, and we amended our clinical trial protocol to submit to the FDA for review. In November 2016, we announced that the clinical trial protocol had been amended. The amendment was submitted to and reviewed by the FDA and the agency had no comments. The amended protocol we submitted is as follows:

•	A multicenter, randomized, double-blind, double-dummy, parallel, active-controlled trial, comparing the efficacy and safety of AP-CDLD to Sinemet IR, an immediate release CDLD, which is a conventional Levodopa medication for the treatment of Parkinson’s disease symptoms that is currently on the market.

•	Approximately 328 advanced Parkinson’s disease patients will be enrolled into the trial. The number of patients was reduced from 460 patients to 328 patients following recent evidence from similar Parkinson’s disease clinical trials. The reduction in sample size does not alter the objectives, endpoints or statistical power (90%) of the Phase III clinical trial.

•	The total treatment period for each patient is of 25 weeks, composed of:

™	Six weeks open-label titration on Sinemet IR (all patients);

™	Six weeks open-label titration on two AP-CDLD strengths, given b.i.d. or t.i.d. (all patients); and

™	13 weeks double-blind, double-dummy active comparator period, in which half of the patients are randomized to AP-CDLD and half of the patients are randomized to Sinemet IR.

•	The primary efficacy endpoint is a change from baseline to termination of treatment in the percent of daily off time during waking hours based on Hauser home diaries.

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

We also agreed, at the FDA’s request, to conduct an additional bioavailability study to compare the PK between Sinemet IR and the to-be-marketed formulation of AP-CDLD because the formulation of AP-CDLD has changed from our previously completed comparative bioavailability study. We currently intend to conduct this study during 2018. The FDA also strongly suggested that we conduct additional dissolution testing and we anticipate doing so. See “— Current Regulatory Status of AP-CDLD.”

In December 2015, we received a U.S. centralized IRB approval to initiate a Phase III clinical trial of AP-CDLD. We enrolled the first patient for the trial in April 2016 and we currently expect to complete patient enrollment in the fourth quarter of 2017.

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

The following figure displays the concentrations of Levodopa in plasma of patients over time, comparing AP-CDLD (pink) to the reference treatment (blue):

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

Current Regulatory Status of AP-CDLD

On May 5, 2015, we held an end of Phase II meeting with the FDA, for which we have received the FDA’s memorandum of minutes, to discuss the clinical development program for AP-CDLD. We agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients, which is as follows:

•	A multicenter, randomized, double-blind, double-dummy, parallel, active-controlled trial, comparing the efficacy and safety of AP-CDLD to Sinemet IR, an immediate release CDLD, which is a conventional Levodopa medication for the treatment of Parkinson’s disease symptoms that is currently on the market.

•	Approximately 328 advanced Parkinson’s disease patients will be enrolled into the trial.

•	The total treatment period for each patient is 25 weeks, composed of:

™	Six weeks open-label titration on Sinemet IR (all patients);

™	Six weeks open-label titration on two AP-CDLD strengths, given b.i.d. or t.i.d. (all patients); and

™	13 weeks double-blind, double-dummy active comparator period, in which half of the patients are randomized to AP-CDLD and half of the patients are randomized to Sinemet IR.

•	The primary efficacy endpoint is a change from baseline to termination of treatment in the percent of daily off time during waking hours based on Hauser home diaries.

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

We also agreed, at the FDA’s request, to conduct an additional bioavailability study to compare the PK between Sinemet IR and the to-be-marketed formulation of AP-CDLD because the formulation of AP-CDLD has changed from our previously completed comparative bioavailability study. We currently intend to conduct this study during 2018. The FDA also strongly suggested that we conduct additional dissolution testing and we anticipate doing so.

In December 2015, we received a U.S. centralized IRB approval to initiate a Phase III clinical trial for AP-CDLD. We enrolled the first patient for the trial in April 2016 and we currently expect to complete patient enrollment in the fourth quarter of 2017. The Phase III clinical trial for AP-CDLD is being conducted in the U.S., Europe and Israel.

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

NSAIDs are widely used to manage the pain of osteoarthritis, rheumatoid arthritis and other painful conditions. The most common type of arthritis is called osteoarthritis, which is one of the most frequent causes of physical disability among adults. According to a 2010 report by the National Institutes of Health, it is estimated that by 2030, 20% of Americans, or approximately 70 million people, will be over 65 years old and at increased risk for osteoarthritis. The second most common form of arthritis is rheumatoid arthritis. According to a 2014 report by Global Data, it is estimated that by 2023, approximately 2 million Americans over 18 years old will be diagnosed with rheumatoid arthritis.

In addition, in August 2016, we announced the initiation of a new clinical development program for the Accordion Pill platform with the two primary cannabinoids contained in Cannabis Sativa, Cannabidiol (CBD) and 9-Tetrahydrocannabinol (THC), or AP-CBD/THC, for treatment of various indications, including low back neuropathic pain and Fibromyalgia. The Cannabis sativa plant is used in treatment of chronic pain and a variety of other indications. Previous clinical studies conducted using the whole plant or specific extracts generated evidence of the cannabis analgesic activity. Furthermore, extracts containing known amounts of the active plant driven compounds (mainly THC and CBD) or diverse synthetic THC derivatives are promising treatments for painful conditions that do not respond properly to currently available treatments, such as chronic, neuropathic, and inflammatory pain.

We believe that AP-CBD/THC holds the potential to address several major drawbacks of current methods of use and treatment with cannabis and cannabinoids, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. AP-CBD/THC is designed to extend the absorption phase of CBD and THC, resulting-in more consistent levels, for an improved therapeutic effect. We believe that the cannabis market has significant commercial potential and is projected to represent approximately 10% of the specialty pharmaceutical market over the next five years, or a market of at least $20 billion. According to Global Data, in 2016 the global low back neuropathic pain drug market was $6.2 billion and the global Fibromyalgia drug market was $1.8 billion.

In March 2017, we initiated a Phase I clinical trial in Israel to compare the safety, tolerability and PK of AP-THC/CBD with Sativex®. This Phase I trial is a single-center, single-dose, randomized, three-way crossover study to compare the safety, tolerability and PK of two formulations of AP-CBD/THC with Buccal Sativex® in 21 normal healthy volunteers. Sativex® is a commercially available oral buccal spray containing CBD and THC. We expect to have topline results from this trial in the third quarter of 2017.

Manufacturing

We are currently manufacturing the Accordion Pill in our production and packaging facility located in Har Hotzvim, in Jerusalem, Israel, in the same building as our offices. This production and packaging facility granted the Certificate of GMP Compliance of Manufacturer from the Israeli Ministry of Health in December 2015. This certificate applies in Israel, as well as in the EU, in accordance with the Conformity Assessment and Acceptance of Industrial Products (CAA) agreement between the EU and Israel. The certificate is valid until November 2018.

We have the capacity to manufacture the required quantities for our Phase III study of AP-CDLD. We completed installation a fully automated assembly line in September 2015 that enables us to manufacture approximately two to three million capsules annually. We have not yet determined if we or one or more of our future commercial partners will manufacture commercial quantities of our products. See “Risk Factors — Risks Related to Our Operations in Israel.” We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to the repayment of the grants in case we decide to manufacture outside of Israel. Such grants may be terminated or reduced in the future, which would increase our costs.”

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

Depomed, Inc. has several products on the market based on its GR technology. Several companies have reported research projects related to systems designed for GR including Teva Pharmaceutical Industries, Flamel Technologies S.A., Sun Pharma and others, all of which develop products delivered orally that are designed for GR. We are not aware of any approved drug delivery system currently on the market that is similar to the Accordion Pill, nor are we aware of any product candidates that are similar to our Accordion Pill with respect to mechanism of action.

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

We believe our direct competition will include other technologies designed to address the need for more stable Levodopa levels. As such, AP-CDLD will compete against other Levodopa-based Parkinson’s drugs that are already on the market, such as Sinemet, a combination of Levodopa and Carbidopa, which is sold by Merck, as well as generic Sinemet, which is sold by various generic manufacturers. In addition, other technologies and drug delivery systems designed to address the Levodopa blood concentration problem currently exist. To our knowledge, based on publicly-filed documents, press releases and published studies, we believe the companies described below would be our primary competition with respect to AP-CDLD.

Novartis and Orion combine Levodopa and Carbidopa with Comtan (entacapone), a drug that inhibits the clearance of Levodopa from the blood, thereby slowing the rapid drop in the Levodopa level in the blood. The combined sales of this product by Novartis and Orion in 2015 were approximately $344 million. Additional drug candidates that are developed by Bial and Orion are based on the same approach.

Solvay Pharmaceuticals, which has been acquired by AbbVie Inc., introduced a drug delivery system based on implanting a tube in the duodenum area attached to an external pump that releases Levodopa formulation directly to the NAW. This product has been approved for marketing in the United States and Europe. The invasive nature of implanting a tube in patients, most of whom are elderly, as well as various difficulties related to the system, are certain disadvantages of this technology.

Impax Laboratories has developed a product, RytaryTM, or IPX066, a continuous release Levodopa capsule formulation. The product was launched in April 2015. In addition, Impax Laboratories is developing IPX203, a new extended-release oral capsule formulation of carbidopa and levodopa, as a potential treatment for symptoms of Parkinson’s disease. The interim results of Phase 2b with IPX203 is expected by the end of first half of 2017.

XenoPort has reported the development of a product, XP21279, based on the chemical modification of Levodopa to enable absorption along the entire GI tract. According to its 2015 annual report, XenoPort plans to seek partners for the further development and potential commercialization of XP21279, however, XenoPort was acquired by Arbor Pharmaceuticals in July 2016 and we are unaware of Arbor’s development plans related to this product.

Civitas Therapeutics, Inc., which was acquired by Acorda Therapeutics, Inc. in September 2014, has developed CVT-301, a self-administered, adjunctive, as needed, inhaled oral Levodopa, for the ability to rapidly and predictably treat “off” episodes as they occur. In February 2017, Acorda announced the completion of a Phase III clinical trial of CVT-301 in Parkinson’s disease and that it expects to file an NDA with the FDA in the second quarter of 2017.

NeuroDerm Ltd. has the following subcutaneous product candidates, ND0612H and ND0612L for the treatment of patients suffering from Parkinson’s disease. These product candidates have completed Phase II clinical trials. In December 2016, NeuroDerm announced the replacement of two Phase III clinical trials, with these product candidates with PK trials following an FDA meeting on ND0612 regulatory development.

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

Patents

As of December 31, 2016, we own or exclusively license three families of patents to use within our field of business that are registered in various countries, including in the United States, Israel, Australia, Canada, South Africa, France, Germany, Spain, Switzerland, Ireland, the United Kingdom and other countries. We have also filed patent applications with respect to eight additional patent families in various countries, four of which have active pending applications that have yet to be approved. Our patents and patent applications generally relate to gastroretentive delivery devices for oral intake of agents and the integration of drugs into our delivery systems and their production, and are expected to expire at various dates between 2020 and 2029. We also rely on trade secrets to protect certain aspects of our technology. The following discussion describes certain of what we consider to be our material patents and patent applications.

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

In the License Agreement, Yissum granted us an exclusive license for developing, manufacturing and marketing of products based, directly or indirectly, on the IN-1 patent, the know-how and research results defined therein. Under the provisions of the License Agreement, as amended, Yissum may not transfer its rights in the patent without our prior written consent. In consideration of the license, we have undertaken to pay Yissum royalties equaling 3% of the total net revenues from the sale of products based on Yissum’s patent and royalties equal to 15% of any payment or benefit whatsoever received by us from any sublicensee. At the current time we have not commenced sales and have not granted any sublicenses to any third parties. The parties to the License Agreement are entitled to terminate the agreement in case of bankruptcy or receivership of the other party, or a material breach (including in respect of any payment obligations) that is not cured within 30 days. The License Agreement will remain in effect until the later of the expiration date of the patent or 15 years from the first commercial sale on the basis of the license. We have the right to assign our rights in the License Agreement with the prior consent of Yissum, not to be unreasonably withheld, and we are entitled to grant sublicenses under the licensed intellectual property of Yissum to third parties in our sole discretion, and any sublicensee(s) thereunder will not be required to assume any undertaking towards Yissum.

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

IN-3

An additional patent family (i.e., Method and Apparatus for Forming Delivery Devices for Oral Intake of an Agent), which we refer to as IN-3, covers various methods for making and folding the gastroretentive drug delivery system, and for folding it in an accordion configuration allowing its integration into an ordinary oral capsule. The IN-3 family patents, which expire in 2027, except for the first United States patent of this family, which expires in 2028, allow the Accordion Pill to be manufactured in mass quantities and therefore to be more readily commercialized. We consider our licensed proprietary process for folding and cutting the films forming the drug delivery system for integration in an accordion-like configuration into an ordinary oral capsule to be material to our business. We have three granted patents in the U.S. and an additional pending patent application in connection with IN-3, as well as granted patents in Israel, Europe and Japan. Importantly, the second IN-3 patent granted in the U.S. covers a specific embodiment of the Accordion Pill, particularly suitable for insoluble or poorly soluble drugs. Similar divisional applications have been filed in other countries and patents for these have already been granted in Israel and Japan.

IN-7 and IN-8

Two additional patents families (i.e., Accordion Pill with Levodopa and Zaleplon as the active ingredient, respectively) that we consider material to our business, which we refer to as IN-7 and IN-8, respectively, relate to the integration of specific drugs into Accordion Pill products. The accordion technology covered by our other patents cannot be applied in an obvious manner to any given drug that might benefit from prolonged gastroretentive release. This is because the layer structure of an Accordion Pill must be varied and specially designed by reference to factors that are unique to any given drug and indication, such as the quantity of active ingredient desired to be released, the length of time for which the release is indicated, the relative solubility of the particular drug molecule, and other factors. IN-7 and IN-8 relate to applications to protect the specific integration of Levodopa and Zaleplon, respectively, into an Accordion Pill. The IN-7 patent family relates to the Accordion Pill dosage form, the main feature of which is the uniform inner drug-containing layer, which allows for, but does not require, high load of the drug, while maintaining the requisite structural or mechanical strength of the Accordion Pill. These two patent applications were each filed in the United States, the European Patent Office, Japan and several other countries in April 2009. We have three granted U.S. patents for an Accordion Pill with Carbidopa/Levodopa as the active ingredient(s) (IN-7), which are in force until April 17, 2029, and have been granted IN-7 patents in China, Europe and South Korea. Application for this patent in Israel has been allowed.

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

We lease this space, which presently consists of a total area of approximately 1,770 square meters, from an unaffiliated third party, pursuant to a lease agreement which, as amended, expires June 30, 2018. Pursuant to the lease, as amended, our annual rental costs for 2016 were U.S. dollars 445,000 (excluding VAT) and our expected rental costs for 2017 are approximately U.S. dollars 465,000 (excluding VAT).

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

Insurance

We maintain directors’ and officers’ liability insurance with maximum coverage of $40.0 million in the aggregate for the benefit of our office holders and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

We also maintain insurance for our premises for a maximum of NIS 38.0 million, including coverage of equipment and lease improvements against risk of loss (fire, natural hazard and allied perils, excluding damage from theft - hereinafter “named perils”) and business interruption insurance coverage caused by named perils out of which up to NIS 24.0 million for fixed cost and up to NIS 100.0 million for expenses related to our Phase III clinical trial for AP-CDLD. In addition, we maintain the following insurance: employer liability with coverage of NIS 20.0 million; third-party liability with coverage of NIS 20.0 million; and all risk coverage for machinery breakdown of our casting machine of approximately NIS 5.0 million.

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

Research Grants

Grants under the Innovation Law

Under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the National Authority for Technological Innovation, or NATI, a statutory corporation which replaced the OCS, are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. A company that received a grant from the OCS, or a Participating Company, is typically required to pay royalties to the OCS on income generated from the sale of products incorporating technology developed using such grants (and related services associated with such products), whether received by the Participating Company or any affiliated entity, as defined in the Encouragement of Industrial Research and Development Regulations (Royalties Rates and Rules for Payment), 5756-1996, or the Royalties Regulations, until 100% of the dollar-linked grant is repaid . The rate of the royalties is determined based on the criteria set forth in the Royalties Regulations and is set between 3% to 6% of sales of the product (though typically not greater than 4.5%). The obligation to pay royalties is contingent on actual sale of such products and services and is capped at the amount of the full grant received from the OCS (and in some cases in an increased royalty cap) which in any event is linked to the U.S. Dollar and accrues interest (LIBOR).  In the absence of such sales, no payment of such royalties is required.

The terms of the grants under the Innovation Law also require that the products developed as part of the programs using government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the OCS (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case only notification is required) and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. See “Risk Factors — Risks Related to Our Operations in Israel” for additional information.

From January 1, 2009 through December 31, 2016, we received approximately NIS 50.2 million in grants from the OCS to support our research and development programs. In May 2016, the OCS approved a grant of up to NIS 20.0 million (approximately $5.2 million) with respect to a follow-up program for the clinical development of the Accordion Pill for the period from January 1, 2016 through December 31, 2016. In October 2016, we submitted to the OCS a change request for the 2016 program and, consequently, the support grant was reduced to NIS 19 million (approximately $5.0 million). As of the date of this annual report, we have received approximately NIS 14.8 million of the 2016 grant. The majority of this grant is allocated for the pivotal Phase III clinical trial for AP-CDLD. In December 2016, we submitted to the OCS a follow-up program for the clinical development of the Accordion Pill for the period from January 1, 2017 through December 31, 2017.

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

We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations.

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

ITEM 5. Operating and Financial Review and Prospects.

You should read the following discussion along with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Special Note About Forward-Looking Statements.” We have prepared our financial statements in accordance with IFRS, as issued by the IASB.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention, or GR, and specific release mechanism. Our product pipeline currently includes three product candidates in clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have successfully completed a Phase II clinical trial for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the U.S. Food and Drug Administration, or the FDA, on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. In April 2016, we enrolled the first patient in the pivotal Phase III clinical trial for AP-CDLD. See “ITEM 4. Information on the Company — Government Regulation — 505(b)(2) Applications.” Our second product candidate, Accordion Pill Zaleplon, or AP–ZP, is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance. We have successfully completed a Phase II clinical trial for AP–ZP for the treatment of insomnia under an Investigational New Drug, or IND, application that we submitted to the FDA on August 4, 2009 for AP–ZP as a treatment for the induction and maintenance of sleep in patients suffering from insomnia. In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for each of AP-CDLD and AP-ZP would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA. The FDA has indicated in written correspondence to us that we may be able to design the development program for AP–ZP in a manner that would allow us to obtain sufficient data for the NDA submission for AP–ZP in one pivotal Phase III clinical trial. However, at this point in the development process of AP–ZP, the details of such a trial have not been determined or confirmed with the FDA. In March 2016, we completed a Phase I clinical trial for our third pipeline product candidate which is being developed for the prevention and treatment of gastroduodenal and small bowel NSAID induced ulcers. The PK results demonstrated in the Phase I trial were within the well-defined safety levels of the drug, which enable us to proceed with further development of the Accordion Pill with the existing drug. In addition, we have initiated a new clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in Cannabis sativa. We plan to formulate and test Cannabidiol (CBD) and 9-Tetrahydrocannabinol (THC), or AP-CBD/THC, for the treatment of various indications, including low back neuropathic pain and Fibromyalgia. In March 2017, we initiated a Phase I clinical trial in Israel to compare the safety, tolerability and PK of AP-THC/CBD with Sativex®.

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

History of Losses

Since our inception, we have generated significant losses in connection with our research and development, including the clinical development of AP-CDLD and AP–ZP. As of December 31, 2016, we had an accumulated deficit of $63 million. We expect that additional losses will be accumulated in the near future as a result of our research and development activities. Such research and development activities will require further resources if we are to be successful. As a result, we may continue to incur operating losses, and we may need to obtain additional funds to further develop our research and development programs and our product candidates.

As a result of, among other things, our research and development activities, as well as the fact that we have not generated revenues since our inception, for the year ended December 31, 2016, our net loss was approximately $13.4 million.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings on the NASDAQ Capital Market and the TASE as described above), funding received from the OCS and other funds, and reimbursements received pursuant to collaborations with multinational pharmaceutical companies in connection with certain research and development activities. From our inception until our initial public offering in the United States in August 2015, we raised approximately $53.6 million in various private placements, our initial public offering in Israel in February 2010 and in various rights issuances. We received approximately $34 million from our initial public offering in the United States in August 2015. As of December 31, 2016, we had approximately $18.2 million of cash, cash equivalents and financial assets at fair value.

Operating Expenses

Our current operating expenses consist of two components, research and development expenses and general and administrative expenses.

Research and Development Expenses:

Our research and development expenses during the 12 months ended 2014, 2015 and 2016 relate primarily to the development of AP–CDLD. We record expenses for each product candidate on a direct cost basis only, rather than on a project basis. Direct costs, which include contract research organization expenses, clinical trials and pre-clinical trials, consulting expenses, APIs, and other similar expenses are recorded to the product candidate for which such expenses are incurred. However, salaries and related personnel expenses, indirect materials and costs for facilities and equipment are considered overhead and are shared among all of our product candidates and are not recorded on a product-by-product basis. Our direct costs related to product candidates other than AP–CDLD for 2014, 2015 and 2016 were insignificant. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the clinical studies that we conduct.

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

Other Gains, Net

Other gains, net, consist of change in the fair value of the financial assets at fair value through profit or loss.

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; change in fair value of derivative financial instruments and expenses or income resulting from fluctuations of the NIS and other currencies, in which a portion of our assets and liabilities are denominated, against the dollar (our functional currency).

Results of Operations

The table below provides our results of operations for the periods indicated.

	Year ended December 31,
	2014	2015	2016
	USD in thousands
Statements of comprehensive loss data:
Research and development expenses	$(4,959)	$(7,533)	$(15,349)
Less-participation in research and development expenses	1,550	2,718	4,600
Research and development expenses, net	(3,409)	(4,815)	(10,749)
General and administrative expenses	(2,609)	(2,788)	(3,097)
Other gains, net	234	19	34
Operating loss	(5,784)	(7,584)	(13,812)
Financial income	318	633	466
Financial expenses	(227)	(229)	(16)
Financial income, net	91	404	450
Net loss	(5,693)	(7,180)	(13,362)
Other comprehensive loss- currency translation differences	(805)	(664)	-
Loss and comprehensive loss	$(6,498)	$(7,844)	$(13,362)

		$
Basic and diluted loss per ordinary share	$(1.18)	$(0.92)	$(1.17)
Number of ordinary shares used in computing loss per ordinary share (in thousands)	4,825	7,791	11,448

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Research and Development Expenses, Net

Our research and development expenses, net, for the year ended December 31, 2016 amounted to approximately $10.7 million, an increase of $5.9 million, or approximately 123%, compared to approximately $4.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in expenses of our Phase III clinical trial for AP-CDLD, payroll and related expenses, which were partially offset by an increase in participation in research and development expenses from the OCS received in 2016 compared to 2015.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2016 amounted to approximately $3.1 million, an increase of $0.3 million, or approximately 11%, compared to approximately $2.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in other expenses associated with being a public company in the United States since August 2015.

Other Gains, Net

Our other gains, net, for the year ended December 31, 2016 amounted to approximately $34,000, compared to approximately $19,000 for the year ended December 31, 2015. The other gains, net consist of change in the fair value of financial assets.

Operating Loss

As a result of the foregoing, research and development, net, general and administrative expenses, and other gains, net, as well as our failure to generate revenues since our inception, for the year ended December 31, 2016 our operating loss was approximately $13.8 million, an increase of $6.2 million, or approximately 82%, compared to our operating loss for the year ended December 31, 2015 of approximately $7.6 million. This increase primarily resulted from an increase in expenses of our Phase III clinical trial for AP-CDLD, payroll and related expenses and other expenses associated with being a public company in the United States since August 2015, which were partially offset by an increase in participation in research and development expenses from the OCS received in 2016 compared to 2015.

Financial Income, Net

For the year ended December 31, 2016, we had financial income from interest on cash equivalents and bank deposits in the amount of approximately $176,000, financial income from change in fair value of derivative financial instruments in the amount of approximately $230,000 and foreign currency exchange income in the amount of approximately $60,000. In addition, we had financial expenses from bank fees.

Other comprehensive loss - currency translation differences

We had no other comprehensive loss from currency translation differences for the year ended December 31, 2016. Our currency translation differences for the year ended December 31, 2015 amounted to approximately $664,000. This currency translation difference resulted from the change in functional currency from NIS to dollar, effective January 1, 2016.

Loss and Comprehensive Loss

As a result of the foregoing research and development, net, general and administrative expenses, other gains, net, financial expense/income, net, and other comprehensive loss - currency translation differences, as well as our failure to generate revenues since our inception, for the year ended December 31, 2016 our loss and comprehensive loss was approximately $13.4 million, an increase of $5.6 million, or approximately 72%, compared to our loss and comprehensive loss for the year ended December 31, 2015 of approximately $7.8 million. This increase primarily resulted from an increase in expenses of our Phase III clinical trial for AP-CDLD, payroll and related expenses and other expenses associated with being a public company in the United States since August 2015, which were partially offset by an increase in participation in research and development expenses from the OCS received in 2016 compared to 2015 and less other comprehensive loss - currency translation differences which were recorded only in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Research and Development Expenses, Net

Our research and development expenses, net, for the year ended December 31, 2015 amounted to approximately $4.8 million, an increase of $1.4 million, or approximately 41%, compared to approximately $3.4 million for the year ended December 31, 2014. The increase was primarily due to an increase in expenses related to preparation towards our Phase III clinical trial for AP-CDLD, payroll and related expenses and other expenses associated with our Phase III clinical trial for AP-CDLD, which were partially offset by increases in participation in research and development expenses from the OCS and Biogen received in 2015 compared to 2014.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2015 amounted to approximately $2.8 million, an increase of $0.2 million, or approximately 8%, compared to approximately $2.6 million for the year ended December 31, 2014. The increase was primarily due to an increase in professional services, payroll and related expenses and other expenses associated with being a public company in the United States.

Other Gains, Net

Our other gains, net, for the year ended December 31, 2015 amounted to approximately $19,000, compared to approximately $234,000 for the year ended December 31, 2014. The other gains for the year ended December 31, 2014 consist primarily of indemnification from an insurance company in the amount of approximately $248,000. Other gains, net for the year ended December 31, 2015 consists of change in the fair value of financial assets.

Operating Loss

As a result of the foregoing research and development, net, general and administrative expenses, and other gains, net, as well as our failure to generate revenues since our inception, for the year ended December 31, 2015 our operating loss was approximately $7.6 million, an increase of $1.8 million, or approximately 31%, compared to our operating loss for the year ended December 31, 2014 of approximately $5.8 million. This increase primarily resulted from an increase in expenses related to preparation towards our Phase III clinical trial for AP-CDLD, payroll and related expenses and other expenses associated with our Phase III clinical trial for AP-CDLD, which were partially offset by increases in participation in research and development expenses from the OCS and Biogen, increases in professional services, payroll and related expenses and other expenses associated with being a public company in the United States and a decrease in our other gains, net.

Financial Income (Expense), Net

For the year ended December 31, 2015, we had financial income from interest on cash equivalents and bank deposits in the amount of approximately $44,000 and foreign currency exchange income in the amount of approximately $589,000. In addition to bank fees, we also had financial expenses from change in fair value of derivative financial instruments in the amount of approximately $213,000.

Other Comprehensive Loss - Currency Translation Differences

Other comprehensive loss from currency translation differences for the year ended December 31, 2015 amounted to approximately $664,000 compared to approximately $805,000 for the year ended December 31, 2014. These currency translation differences resulted from the change in functional currency from NIS to dollar, effective January 1, 2016.

Loss and Comprehensive Loss

As a result of the foregoing research and development, net, general and administrative expenses, other gains, net, financial expense/income, net, and other comprehensive loss - currency translation differences, as well as our failure to generate revenues since our inception, for the year ended December 31, 2015 our loss and comprehensive loss was approximately $7.8 million, an increase of $1.3 million, or approximately 20%, compared to our loss and comprehensive loss for the year ended December 31, 2014 of approximately $6.5 million. This increase primarily resulted from an increase in expenses related to preparation towards our Phase III clinical trial for AP-CDLD, payroll and related expenses and other expenses associated with our Phase III clinical trial for AP-CDLD, which were partially offset by increases in participation in research and development expenses from the OCS and Biogen, increases in professional services, payroll and related expenses and other expenses associated with being a public company in the United States, an increase in our financial income, net and a decrease in our other gains, net.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings (in Israel and in the U.S.) of our equity securities, grants from the OCS and other grants from organizations such as the Michael J. Fox Foundation, and payments received under the feasibility and related agreements we have entered into with multinational pharmaceutical companies, pursuant to which we are entitled to full coverage of our development costs with regard to the projects specified in those agreements.

As of December 31, 2016, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $18.2 million. As of December 31, 2015, we had cash and cash equivalents, short term bank deposits and financial assets at fair value through profit or loss of approximately $30.7 million.

Net cash used in operating activities was approximately $12.0 million for the year ended December 31, 2016 compared with net cash used in operating activities of approximately $7.9 million for the year ended December 31, 2015. This increase primarily resulted from an increase in our net loss of approximately $6.2 million, which were partially offset by a decrease in changes in operating asset and liability items of approximately $ 2.1 million.

We had positive cash flow from investing activities of approximately $4.7 million for the year ended December 31, 2016 compared to negative cash flow from investing activities of approximately $6.4 million for the year ended December 31, 2015. The change resulted from the maturities of short-term deposits, net, in the amount of $5.0 million that were invested in 2015, the decrease in purchase of property and equipment in the amount of approximately $900,000 and the disposal of financial assets at fair value through profit and loss, net in the amount of approximately $0.2 million.

We had no financing activities during 2016. In March 2017, we completed a private placement of 2,289,638 ordinary shares of the Company, at a price of $4.40 per share, with various investors for gross proceeds of approximately $10 million.

Current Outlook

As of December 31, 2016, we believe that, without further fund raising, we will not have sufficient working capital to enable us to continue advancing our activities, including the development, manufacturing and marketing of our products for a period of at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about our ability to continue as a going concern. We expect to satisfy our future cash needs through debt or equity financings, such as the private placement of ordinary shares that we conducted in March 2017, or by out-licensing applications of one or more of our product candidates. We may also engage with a partner in order to share the costs associated with the development and manufacturing of our product candidates. For more information see note 1a(2) in our financial statements for the year ended December 31, 2016.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2016 included the following (in thousands):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating Lease Obligations in $ (payments due by June 30, 2018)	698,000	465,000	233,000	—	—

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Item 5. Operating and Financial Review and Prospects.”

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

We are managed by a board of directors, which is currently comprised of seven members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers as of December 31, 2016. The business address for each of our executive officers and directors is c/o Intec Pharma Ltd., 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Name	Age	Position
Dr. John W. Kozarich	66	Chairman of the Board of Directors
Zeev Weiss	55	Chief Executive Officer and Director
Nadav Navon	48	Executive Vice President of Research & Development and Operations
Nir Sassi	41	Chief Financial Officer
Zvi Joseph	51	Director and Manager of Investors Relations in Israel
Gil Bianco	65	External Director and Chairperson of the Audit Committee
Giora Carni	70	Director and Director of Technology
Hila Karah	48	Director
Issac Silberman	65	External Director and Chairperson of the Compensation Committee

Our Executive Officers and Directors

Dr. John W. Kozarich has been our Chairman of the board of directors since July 2016. Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Dr. Kozarich currently serves as Chairman of Ligand Pharmaceuticals. From 2004 until April 2017, Dr. Kozarich served as Chairman and President of ActivX Biosciences. Prior to his role at ActivX, Dr. Kozarich was Vice President at Merck Research Laboratories where he was responsible for a variety of drug discovery and development programs and external biotech collaborations. Dr. Kozarich previously held full professorships at the University of Maryland and Yale School of Medicine. He was named Director of the Year for 2014 by the Corporate Directors Forum, has been an American Cancer Society Faculty Research Awardee, and received the Distinguished Scientist Award of the San Diego Section of the American Chemical Society. Dr. Kozarich currently serves as a director at Retrophin, Inc., a publicly-traded biopharmaceutical company (NASDAQ: RTRX). From 2007 until April 2015, Dr. Kozarich served as a director of Corium International, Inc., a publicly-traded commercial stage biopharmaceutical company (NASDAQ: CORI) and, from June 2012 until the company’s merger with Aegerion Pharmaceuticals, Inc. and Istope Acquisition Corp. in November 2016, Dr. Kozarich served as a director of QLT, Inc., a biotechnology company (NASDAQ: QLTI). Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology and was an NIH Postdoctoral Fellow at Harvard University.

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

Mr. Nir Sassi has been our Chief Financial Officer since August 2016. Prior to serving as our Chief Financial Officer, Mr. Sassi served as our VP Finance commencing in January 2015 and as our Chief Financial Officer between March 2010 and January 2015. Prior to his service with us, Mr. Sassi served as a Senior Manager at PricewaterhouseCoopers Israel, an accounting firm, from 2002 until 2010, including two years relocation to the PricewaterhouseCoopers New York office. Mr. Sassi is a certified public accountant in Israel and has a bachelor’s degree in economics and accounting from Ben Gurion University in Beer Sheva, Israel.

Mr. Zvi Joseph served as our chairman of the board of directors from March 2002 and until March 2016, and as of June 2016 serves as Company’s Investor Relations Manager in Israel as well as a member of our board of directors. Mr. Joseph is the co-founder of Intec. Prior to co-founding Intec, Mr. Joseph served as head of marketing of Adgar Ltd., a public real estate investment and development company whose shares are traded on the TASE. Mr. Joseph is an experienced investment professional with diverse contacts within Israeli and European financial circles. He studied at Regent’s College at the European Business School in London and holds a BSc in business administration from Mercy College in New York.

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

Mr. Giora Carni has been our Director of Technology since October 2014 and has served on our board of directors since March 2016. Mr. Carni previously served as our Chief Executive Officer from July 2006 and a member of our board of directors from June 2007 until he stepped down from both of his roles and became our Director of Technology. Prior to joining Intec, Mr. Carni held various executive positions in the Agis Group, a leading Israeli pharmaceutical group and before that he served as President and Chief Executive Officer of Clay Park Labs in New York for more than 10 years. Mr. Carni has over 35 years of experience in the global pharmaceutical industry throughout Israel and North America. Mr. Carni has a degree in industrial engineering from the Technion in Haifa, Israel.

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

Most of the members of our Scientific Advisory team are paid for their services to us at their hourly consulting fees. We paid members of our Scientific Advisory Team an aggregate of approximately $ 13,000 for services rendered during 2016.

B. Compensation.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our D&O liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Annual Compensation of our Senior Management

Name and Principal Position (1)	Salary (2)	Equity-Based Compensation (3)	All other compensation(4)	Total
	USD $
Zeev Weiss – Chief Executive Officer	185,756	1,044	18,308	205,108
Zvi Joseph – Board Member (5)	141,953	61,728	18,163	221,844
Giora Carni – Board Member (6)	152,799	50,871	15,356	219,026
Dr. Nadav Navon – Executive Vice President of Research & Development and Operations	187,826	94,884	15,301	298,011
Nir Sassi – Chief Financial Officer (7)	177,936	43,033	13,487	234,456

(1) All Covered Executives, except for Mr. Zvi Joseph and Mr. Giora Carni (serves on a 70% basis), are employed on a full time (100%) basis. Mr. Zvi Joseph was employed on a 75% basis until July 1, 2016 and currently he serves on a 50% basis.

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

(3) Represents the equity-based and phantom share based compensation expenses recorded in the Company's financial statements for the year ended December 31, 2016, based on the option's fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our financial statements.

(4) Includes mainly leased car and mobile phone expenses.

(5) Mr. Joseph previously served as chairman of our board of directors from March 2002 until March 2016, and beginning in June 2016 serves as our Investor Relations Manager in Israel.

(6) Mr. Carni previously served as member of our board of directors and Chief Executive Officer of the Company from 2006 until 2014. In 2014 he was appointed as Director of Technologies and beginning in March 2016 serves as member of our board of directors.

(7) Mr. Sassi has been our Chief Financial Officer since August 2016 following the resignation of our former Chief Financial Officer, Mr. Oren Mohar. Prior to serving as our Chief Financial Officer, Mr. Sassi served as our VP Finance.

Employment and Service Agreements

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

Our office holders are also employed under the terms and conditions prescribed in personal contracts, with Zeev Weiss, our Chief Executive Officer, and Zvi Joseph, Investors Relations Manager in Israel, being employed by us on an hourly basis and part-time, respectively. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Risk Factors — Risks Related to Our Company and Its Business.”

Services Agreement with Our Chairman of the Board of Directors

Dr. John W. Kozarich

Dr. Kozarich was elected to serve as our chairman of the board of directors in June 2016, and started his tenure on July 1, 2016. Under Dr. Kozarich’s service agreement, he is entitled to an annual fee of $80,000, paid in four quarterly payments, as well as to reimbursement for out-of-pocket expenses incurred in connection with his services as chairman of the board of directors. Dr. Kozarich’s service agreement is for a term of three (3) years and can be terminated by either us or Dr. Kozarich upon 90 days’ prior written notice, or immediately if Dr. Kozarich no longer acts as our chairman of the board of directors. Dr. Kozarich's agreement also includes customary non-disclosure, non-compete and ownership assignment of intellectual property undertakings.

As of December 31, 2016, Dr. Kozarich held options to purchase 224,478 ordinary shares with an exercise price of $3.526, none of which were vested. Dr. Kozarich’s unvested options will vest in the event of a change of control (as such term is defined in the service agreement).

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

As of December 31, 2016, Mr. Weiss held options to purchase 97,023 ordinary shares with a weighted exercise price of NIS 28.55, of which 40,000 were vested and 57,023 will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party.

Services and Employment Agreement with Our Investor Relations Manager in Israel

Zvi Joseph

Mr. Joseph has served as our Investor Relations Manager in Israel since June 2016 and previously as chairman of our board of directors from March 2002 until March 2016. Mr. Joseph currently serves as a director of our company. Under Mr. Joseph’s employment agreement he is entitled to a gross monthly salary of NIS 25,000 linked to the Israeli consumer price index (50% scope of employment), and to social benefits, such as annual paid vacation days, convalescent payment, manager’s insurance, sick leave vocational studies fund and disability insurance. In addition, we provide Mr. Joseph with a leased company car and a mobile phone. Mr. Joseph’s employment agreement is terminable by either us or Mr. Joseph upon six months’ prior written notice, or immediately in the event Mr. Joseph no longer serves as a member of our board of directors.

As of December 31, 2016, Mr. Joseph held options to purchase 137,944 ordinary shares with a weighted exercise price of NIS 53.2, of which 46,827 were vested and 91,117 will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party. In addition, as of December 31, 2016, Mr. Joseph also held options to purchase 45,250 ordinary shares that will vest over time with a weighted exercise price of $4.72. None of these options were vested.

Services and Employment Agreement with Our Director of Technology

Giora Carni

Mr. Carni has been our Director of Technology since October 2014 and has served on our board of directors since March 2016. Mr. Carni previously served as our Chief Executive Officer from July 2006 and a member of our board of directors from June 2007 until he stepped down from both of his roles and became our Director of Technology. Under Mr. Carni's employment agreement, he is entitled to a monthly gross salary of NIS 35,000 (70% scope of employment), and to social benefits, such as annual paid vacation days, severance pay, recuperation pay, manager’s insurance, sick leave and studies fund. In addition, we provide Mr. Carni with a leased company car and a mobile phone. Mr. Carni’s employment agreement is terminable by either us or Mr. Carni upon 90 days’ prior written notice. Mr. Carni's employment agreement contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of December 31, 2016, Mr. Carni held options to purchase 70,909 ordinary shares with a weighted exercise price of NIS 16.25, of which all will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party. In addition, as of December 31, 2016, Mr. Carni also held options to purchase 68,000 ordinary shares that will vest over time with a weighted exercise price of $4.30. None of these options were vested.

Services and Employment Agreement with Our Chief Financial Officer

Nir Sassi

Mr. Sassi has served as our Chief Financial Officer since August 2016. Prior to serving as our Chief Financial Officer, he served as our VP Finance commencing in January 2015 and as our Chief Financial Officer between March 2010 and January 2015. Under Mr. Sassi’s employment agreement, he is entitled to a monthly gross salary of NIS 43,000, and to social benefits, such as annual paid vacation days, severance pay, recuperation pay, manager’s insurance, sick leave and studies fund. In addition, we provide Mr. Sassi with a leased company car and a mobile phone. Mr. Sassi’s employment agreement is terminable by either us or Mr. Sassi upon 90 days’ prior written notice. Mr. Sassi’s employment agreement contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of December 31, 2016, Mr. Sassi held options to purchase 5,422 ordinary shares with an exercise price of NIS 52.35, of which all were vested. In addition, as of December 31, 2016, Mr. Sassi also held options to purchase 83,300 ordinary shares with a weighted exercise price of $4.45, of which none were vested, 43,300 will vest over time and 40,000 will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party.

Services and Employment Agreement with Our Vice President of Research & Development and Operations

Dr. Nadav Navon

Dr. Navon has served as our Executive Vice President of Research & Development and Operations since March 2015. Under Dr. Navon’s employment agreement, he is entitled to a monthly gross salary of NIS 50,000, and to social benefits, such as annual paid vacation days, convalescent payment, manager’s insurance, sick leave vocational studies fund and disability insurance. In addition, we provide Dr. Navon with a leased company car and a mobile phone. Dr. Navon’s employment agreement is terminable by either us or Dr. Navon upon 3 months’ prior written notice. Dr. Navon’s employment agreement contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of December 31, 2016, Dr. Navon held options to purchase 145,500 ordinary shares with a weighted exercise price of $4.36, of which none were vested, 95,500 will vest over time and 50,000 will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party.

Equity Compensation Plan

We maintain the 2005 Plan, which was adopted by our board of directors on September 19, 2005, that provides for granting options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2016, the 2005 Plan has expired, however 418,484 options that were previously granted under the 2005 Plan are still outstanding and remain subject to its terms and conditions. Such options will remain outstanding until the earlier of their exercise or expiration in accordance with the terms of the 2005 Plan and the applicable grant agreement. In addition, as of December 31, 2016, we had outstanding options to purchase 8,035 ordinary shares that were issued to consultants outside of the 2005 Plan; all of these options are vested and outstanding. Of such outstanding options, options to purchase 178,658 ordinary shares were vested as of December 31, 2016, with a weighted average exercise price of NIS 49.20 per share, and will expire between 2017 and 2020.

The 2005 Plan permitted options to be awarded to Participants (as such term is defined in the 2005 Plan) pursuant to Section 102 of the Ordinance and Section 3(i) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of the company’s share capital, or to be entitled to 10% of the company’s profits or to appoint a director to the company’s board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by the company in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2005 Plan is being managed by the board of directors of the company or any other committee or person that our board of directors of authorizes for this purpose. According to our board of directors’ resolution of September 19, 2005, the options granted under Section 102 of the Ordinance were granted under the capital gains track. The 2005 Plan also permitted us to grant options to U.S. residents, which may qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and to residents of other jurisdictions.

Options granted under the 2005 Plan are subject to applicable vesting schedules and generally for all awards granted after May 27, 2010, expire six (6) years from the grant date (however, generally, awards granted prior to such date, expire ten (10) years from the grant date).

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

On January 6, 2016, our board of directors adopted the 2015 Equity Incentive Plan, or the 2015 Plan. Originally, the maximum number of ordinary shares reserved for issuance under the 2015 Plan was 700,000, subject to future adjustments. On July 25, 2016, the board of directors increased the aggregate number of shares issuable under the 2015 Plan by 700,000 shares. In connection with the aforementioned increase, we did not obtain shareholder approval as required under NASDAQ Listing Rules and instead followed home practice rules that do not require such approval. Similar to the 2005 Plan, the 2015 Plan permits options to be awarded to Participants (as such term is defined in the 2015 Plan) pursuant to Section 102 of the Ordinance and Section 3(i) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. The 2015 Plan also permits us to grant options to U.S. residents, which may qualify as “incentive stock options” within the meaning of Section 422 of the Code, and to residents of other jurisdictions.

Options under the 2015 Plan are subject to applicable vesting schedules and will generally expire up to ten years from the grant date.

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

As of the date of this annual report on Form 20-F, the number of ordinary shares allocated under the 2015 Plan was 749,533 ordinary shares; we may issue an additional 650,467 options under the 2015 Plan. None of the issued and outstanding options were vested as of December 31, 2016.

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

Our board of directors affirmatively determined that a majority of our directors are independent in accordance with the NASDAQ Capital Market rules. Our board of directors determined that all of our directors other than Zeev Weiss, Zvi Joseph and Giora Carni are independent under such rules. The definition of independent director under the NASDAQ Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by a simple majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

Under our articles of association, our board of directors must consist of at least four and not more than nine directors, including at least two external directors, which are required to be appointed under the Companies Law. Our board of directors currently consists of seven members, including our non-executive Chairman of the board of directors. Other than our two external directors, our directors are elected at the annual and/or special general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors (See “— External Directors”). We have held elections for each of our non-external directors at each annual meeting of our shareholders since our initial public offering in Israel.

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

External Directors

Under the Companies Law, we are required to appoint at least two external directors to our board of directors. According to regulations promulgated under the Companies Law, a person may be appointed as an external director if such person has either professional qualifications or accounting and financial expertise. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, if at least one of our other directors (i) meets the independence requirements under the Exchange Act, (ii) meets the standards of the NASDAQ Capital Market Listing Rules for membership on the audit committee, and (iii) has accounting and financial expertise as defined under the Companies Law, then neither of our external directors is required to possess accounting and financial expertise as long as each possesses the requisite professional qualifications.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. In determining whether the director has financial and accounting expertise the board of directors shall consider education, experience and the knowledge in the following subjects: (i) accounting issues and internal auditing issues typical to the company’s industry and to companies of the same size and complexity as the company; (ii) the nature of the Internal Auditor’s position in the company and his or her duties; and (iii) the preparation of financial statements and their approval subject to the Companies Law and the Israeli Securities Law 5728-1968, or the Israeli Securities Law.

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

Gil Bianco and Issac Silberman have served as our external directors since 2010. Mr. Bianco and Mr. Silberman were re-elected to serve as external directors for a third term from April 2016 and until April 2019. Our board of directors has determined that both Mr. Bianco and Mr. Silberman have accounting and financial expertise and that Gil Bianco is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the rules of the NASDAQ Capital Market.

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

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, excluding such ability deriving solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if such shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters , the term “controlling shareholder” is deemed to include, in addition to the foregoing, a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company.

The initial term of an external director is three years. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, except as provided below, provided that either:

(i)	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority (other than a personal interest not deriving from a relationship with a controlling shareholder), where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company. In such event, the external director so reappointed may not be a Related or Competing Shareholder, or a relative of such shareholder, at the time of the appointment, and is not and has not had any affiliation with a Related or Competing Shareholder, at such time or during the two years preceding such person’s reappointment to serve an additional term as external director. The term “Related or Competing Shareholder” means a shareholder proposing the reappointment or a shareholder holding 5% or more of the outstanding shares or voting rights of the company, provided, that at the time of the reappointment, such shareholder, the controlling shareholder of such shareholder, or a company controlled by such shareholder, have a business relationship with the company or are competitors of the company. Additionally, the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, or the ISA, may determine matters that under certain conditions will not constitute a business relationship or competition with the company;

(ii)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above); or

(iii)	the external director proposed his or her own nomination, and such nomination was approved in accordance to the requirements described in the paragraph (i) above.

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

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors. Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than compensation and reimbursement of expenses amounts for their services as external directors prescribed under the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term (subject to certain exceptions).

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

The term “relative” is defined as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant, and the spouse of each of the foregoing persons.

The term “affiliation” includes (subject to certain exceptions):

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

In addition, a person may not serve as an external director of a company if: (i) that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director; (ii) at the time of appointment, such person serves as a director of another company and an external director of the other company is also a director of the company; (iii) the person is an employee of the ISA or of an Israeli stock exchange; or (iv) such person received direct or indirect compensation from the company in connection with such person’s services as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

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

Audit Committee

Our audit committee consists of Ms. Hila Karah, along with our two external directors, Gil Bianco and Issac Silberman. Mr. Bianco serves as the Chairman of the audit committee.

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

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to our board of directors to improve such practices;

(ii)	determining the approval process for transactions that are ‘non-negligible’ (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) (see “— Approval of Related Party Transactions under Israeli Law”);

(iv)	where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to our board of directors and proposing amendments thereto;

(v)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

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

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Ms. Hila Karah, Mr. Issac Silberman and Mr. Gil Bianco. Mr. Silberman serves as the Chairman of the compensation committee.

Role of the Compensation Committee

Under the Companies Law, the board of directors of a public company must appoint a compensation committee and adopt a compensation policy. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee, and one of the external directors must serve as chairman of the committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Capital Market, and who do not have a controlling shareholder, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are listed. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director (under the Companies Law and applicable regulations). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not serve as a member of the committee.

Under the Companies Law the compensation committee is responsible, among other things, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law; (ii) overseeing the development and implementation of such compensation policy and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder’s approval. In addition, any amendment of existing terms of office and employment of office holders (other than directors or controlling shareholders and their relatives, who serve as office holders) requires the sole approval of the compensation committee, if the committee determines that the amendment is not material in relation to its existing terms and if such amendment is in accordance with the approved compensation policy of the company then in effect.

The Compensation Policy

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

To the extent a compensation policy is not approved by shareholders at a duly convened shareholders meeting or by the Compensation Majority, the board of directors of a company may override the resolution of the shareholders following a re-discussion of the matter by the board of directors and the compensation committee and for specified reasons, and after determining that despite the rejection by the shareholders, the adoption of the compensation policy is in the best interest of the company. A compensation policy that is for a period of more than three years must be approved in accordance with the above procedure once in every three years.

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

In accordance with the Companies Law, and following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the compensation policy at our annual general meeting of shareholders that was held in January 2014, and therefore as of January 2017 our compensation policy has expired. Until we re-approve our compensation policy, any engagement with an office holder will have to be approved by vote of our shareholders (subject to the exception detailed above) in addition to the approval of our compensation committee and board of directors.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor in accordance with the recommendation of the audit committee. Each of the following may not be appointed as internal auditor:

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

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Our articles of association do not provide otherwise. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of the duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval of the company’s audit committee followed by the approval of the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval by the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (apart from a number of specific exceptions), then such arrangement is subject to the approval of a majority vote of the shares present and voting at a shareholders meeting, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the approval of such compensation arrangement (excluding abstaining shareholders); or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. We refer to this as the Special Approval for Compensation. Arrangements regarding the compensation, indemnification or insurance of a director require the approvals of the compensation committee, board of directors and shareholders by simple majority, and under certain circumstances, a Special Approval for Compensation.

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

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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

In addition, certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote at a general meeting or a shareholder class meeting, and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•	monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (A) no indictment was filed against such office holder as a result of such investigation or proceeding; and (B) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

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

D. Employees.

As of December 31, 2016, we had 56 employees, five of whom were employed in management, five of whom were employed in finance and administration, 38 of whom were employed in research and development and operations and eight of whom were employed in clinical trials and quality assurance. All of these employees are located in Israel.

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

While none of our employees are party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees by extension orders issued by the Israel Ministry of Economy and Industry (previously the Israeli Ministry of Trade, Industry and Labor). These provisions primarily concern the length of the workweek, pension fund benefits for all employees and for employees in the industry section, insurance for work-related accidents, travel expenses reimbursement, holiday leave, convalescent payments and entitlement for vacation days. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationship with our employees is good.

E. Share Ownership.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2016 by:

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

	As of December 31, 2016
	Ordinary Shares		%
Zvi Joseph	216,347	(1)	1.89%
Zeev Weiss	99,663	(2)	+
Nir Sassi	5,422	(3)	+
Nadav Navon	8,585		+
John Kozarich	10,000		+
Giora Carni	97,046		+
Gil Bianco	10,751	(4)	+
Hila Karah	10,751	(4)	+
Issac Silberman	10,751	(4)	+
All executive officers and directors as a group (9 people)	469,316	(5)	4.10%
Cormorant Asset Management, LLC	809,804	(6)	7.07%

+	Less than 1%.

*	Percentages and number of ordinary shares calculated in accordance with SEC rules and based upon 11,448,191 ordinary shares issued and outstanding as of December 31, 2016.

(1)	Consists of 169,520 ordinary shares, options to purchase 20,827 ordinary shares with an exercise price of NIS 81.1 per share and with an expiration date of May 1, 2017 and options to purchase 26,000 ordinary shares with an exercise price of NIS 56.35 per share and with an expiration date of August 26, 2019. All such options have vested.

(2)	Consists of 59,663 ordinary shares and options to purchase 40,000 ordinary shares with an exercise price of NIS 47.60 per share and with an expiration date of May 30, 2018. All such options have vested.

(3)	Options to purchase 5,422 ordinary shares with an exercise price of NIS 52.35 per share and with an expiration date of March 1, 2020. All such options have vested.

(4)	Consists of options to purchase 10,751 ordinary shares with an exercise price of NIS 48.91 per share and with an expiration date of July 1, 2020. All such options have vested.

(5)	See footnotes (1) through (4).

(6)	Based on a Schedule 13G/A filed with the SEC on February 14, 2017.

None of our shareholders has different voting rights from other shareholders.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership”, to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of December 31, 2016. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

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

Registration Rights Agreement

The investors in our August 2013 financing round have piggyback registration rights for any ordinary shares purchased in the round or received pursuant to the exercise of warrants issued in the round. The subscription agreements with respect to such shares provided that because such shares were not included in the registration statement of our initial public offering in the United States, following the expiration or earlier waiver of the lock-up period for our initial public offering in the United States, the holders of up to 896,059 ordinary shares, consisting of (a) 697,247 ordinary shares, including 376,584 ordinary shares issued as a result of previous downside protection events and (b) 198,812 ordinary shares underlying warrants issued as part of the August 2013 financial round, would be entitled to request that we register such securities under the Securities Act, subject to cutback for marketing reasons and certain other conditions. In order to better define these registration rights, on July 8, 2015 we entered into a new registration rights agreement, which we refer to as the Registration Rights Agreement, with the investors who previously held such rights. The investors party to the Registration Rights Agreement have demand and piggyback registration rights with respect to the foregoing shares, subject to customary terms, conditions and limitations. As of the date hereof, 128,265 of the 320,663 ordinary shares originally issued in the August 2013 financing round have been sold on the TASE, thus we no longer have any registration rights with respect to such ordinary shares.

As of the date of this annual report on Form 20-F, the ordinary shares covered by the Registration Rights Agreement are freely tradable, and thus our undertaking to register the shares for resale is no longer in effect.

2017 Private Placement

In March 2017, we completed a private placement of 2,289,638 of our ordinary shares with various investors at a price of $4.40 per share, for gross proceeds of approximately $10 million. The chairman of our board of directors, Dr. John Kozarich, and two other directors, Messrs. Zvi Joseph and Giora Carni, participated in the private placement. We have agreed to file a registration statement under the Securities Act of 1933, as amended, to register for resale the ordinary shares issued in the private placement.

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

Legal Matters

We are not, nor have we been in the last fiscal year, a party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third-party, nor any governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effects on the company’s financial position or profitability.

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

In addition, the distribution of dividends is limited by the Companies Law, which permits the distribution of dividends only out of distributable profits. See “Description of Share Capital — Dividends.” In addition, if we pay a dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption. See “Item 10. Additional Information—E. Taxation—Certain Israeli Tax Considerations” for additional information.

B. Significant Changes.

No significant changes with respect to our financial statements have occurred since December 31, 2016.

ITEM 9. The Offer and Listing.

A.4 Offer and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “NTEC” since August 2015. Prior to that date, there was no public trading market for our ordinary shares in the United States. Our initial public offering was priced at $6.00 per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

	Low	High
Annual Information:
2015 (commenting as of August 4, 2015)	$5.25	$6.19
2016	3.03	6.36
Quarterly Information
First Quarter 2016	$3.05	$5.21
Second Quarter 2016	3.03	4.91
Third Quarter 2016	4.14	6.36
Fourth Quarter 2016	4.45	6.10
Monthly Information
October 2016	$5.00	$6.10
November 2016	4.45	5.55
December 2016	4.95	5.70
January 2017	5.04	5.70
February 2017	4.55	5.30
March 2017	4.20	5.20

Our ordinary shares have been listed on the TASE under the symbol “NTEC” since February 2010. Prior to that date, there was no public trading market for our ordinary shares in Israel. Our initial public offering was priced at NIS 45.28* per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the TASE:

	Low		High
Annual Information:
2012*	NIS	32.10	NIS	75.00
2013*		32.70		79.40
2014*		17.50		53.45
2015		20.15		36.80
2016		11.50		24.49
Quarterly Information
First Quarter 2016	NIS	13.05	NIS	21.99
Second Quarter 2016		11.50		19.15
Third Quarter 2016		16.62		24.49
Fourth Quarter 2016		17.20		21.80
Monthly Information
October 2016	NIS	19.50	NIS	21.80
November 2016		17.20		21.34
December 2016		18.89		20.50
January 2017		18.78		21.70
February 2017		16.50		20.08
March 2017		15.30		19.00

* adjusted to reflect a 50-to-1 reverse share split of the Company's ordinary shares effect on March 29, 2015.

B. Plan of distribution

Not applicable.

C. Market for Ordinary Shares

Our ordinary shares have been quoted on the NASDAQ Capital Market since August 2015 under the symbol “NTEC” and on the TASE since February 2010 under the symbol “NTEC”.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10. Additional Information.

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association.

The following are summaries of material provisions of our articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. The Companies Law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting, and accordingly, our articles of association do not allow shareholders to approve corporate matters by written consent. The board of directors shall determine and provide a record date for each shareholders meeting and all shareholders at such record date may vote. Unless stipulated differently in the Companies Law or in our articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of a simple majority of our shares represented and voting at a general meeting and of the holders of a class of shares whose rights are being affected (or the consent in writing of all the holders of such class of shares). Our number with the Israeli Registrar of Companies is 513022780. Our purpose is set forth in Section 3 of our articles of association and includes every lawful purpose.

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

Shareholder Meetings

Under the Companies Law, we are required to hold an annual general meeting of our shareholders once in every calendar year and no later than 15 months following the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special general meetings whenever it deems fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law and our articles of association provide that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of the directors then in office (ii) one or more shareholders holding, in the aggregate, 5% of the our issued share capital and 1% of our outstanding voting power or 5% of our outstanding voting power.

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

Under the Companies Law, a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

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

The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and avoid abusing his or her power. This is required when voting at general meetings on matters such as changes to the articles of association, increasing the company’s registered capital, mergers and approval of certain interested or related party transactions. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder’s vote and any shareholder who, under such company’s articles of association, can appoint or prevent the appointment of an office holder or has other power towards the company, is required to act with fairness towards the company. The Companies Law does not describe the substance of this duty except that the remedies generally available upon a breach of contract will also apply to a breach of the duty to act with fairness, and, to the best of our knowledge, there is no binding case law that addresses this subject directly.

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

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, its articles of association, its financial statements and any document the company is required by law to file publicly with the Israeli Companies Registrar and the ISA. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties.”

2017 Private Placement

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — 2017 Private Placement.”

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2016 tax year (to be reduced to 24% in 2017 and 23% in 2018 and thereafter). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

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

If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The Tax Benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the Tax Benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest.

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

Additionally, a company owning an Approved Enterprise on or after April 1, 1986, may elect to forgo its entitlements to grants and tax benefits under the Grant Track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel and the type of the approved enterprise. After the exemption period lapses, the company is subject to tax at a corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter) (or a lower rate in the case of a FIC) for the remainder of the benefit period.

A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount grossed up with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is at referred above ranged between 10%-25%. Under the Investments Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15%, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, where the company qualifies as a FIC, there is no such time limitation or such lower rate as may be provided in an applicable tax treaty.

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

Under the Investments Law, we may be entitled to tax benefits, by virtue of our status as a “Benefited Enterprise,” which was awarded to us in October 2007. We received the status of a plant under establishment in Development Area A in a tax-exempt track, subject to compliance with the applicable requirements of the Investment Law. As of December 31, 2016, we had not yet generated operating income that will allow us to benefit from the tax benefits under the Investment Law. The tax benefits under the Investment Law will apply for a period of up to ten years from the first year in which taxable income will be generated and are scheduled to expire at the end of 2023.

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

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014	9%	16%
2017 and onwards*	7.5%	16%

* In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region "A" would be reduced to 7.5% as of January 1, 2017.

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

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company”, which is an Industrial company meeting, in addition to the conditions prescribed for “Preferred Company,” certain additional conditions (including that the annual Preferred Enterprise income is at least NIS 1.5 billion in 2016, and NIS 1 billion in 2017 and thereafter). The tax rate applicable for a period of 10 years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 20%, and (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

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

In addition, Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% in 2016 (to be increased to 3% in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 803,520 for 2016, and NIS 640,000 for 2017).

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (25% in 2016, to be reduced to 24% in 2017 and 23% in 2018 and thereafter).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2016 (to be reduced to 24% in 2017 and 23% in 2018 and thereafter) and a marginal tax rate of up to 50% in 2016 for individuals, including a 2% (to be increased to 3% in 2017 and thereafter) excess tax for high earning individuals whose taxable income from Israeli sources exceeds a certain threshold (NIS 803,520 in 2016 and NIS 640,000 in 2017). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed. Non-Israeli corporations will not be entitled to the foregoing exemptions if (i) an Israeli resident has a controlling interest, directly or indirectly, alone or together with another (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), or together with another Israeli resident, exceed 25% in one or more of the means of control in such non-Israeli resident corporation or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

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

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities on the amount of the consideration paid upon the sale of the securities (or on the real capital gain realized on the sale, if known), at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter).

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

Dividends

Distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed. Dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are subject to a tax rate of 15%.

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

In addition, Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% in 2016 (to be increased to 3% in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 803,520 for 2016, and NIS 640,000 for 2017).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% in 2016 (to be increased to 3% in 2017 and thereafter) on annual income exceeding a certain threshold (NIS 803,520 for 2016, and NIS 640,000 for 2017), including, but not limited to income derived from dividends, interest and capital gains.

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

Foreign Currency Exchange Risk

Effective January 1, 2016 our reporting and functional currency is the dollar. However we pay a significant portion of our expenses in NIS and Euro, i.e. payments to employees, sub-contractors and consultants for clinical trials and other research and development activities, and we expect this to continue. If the dollar weakens against the NIS and Euro in the future, there may be a negative impact on our results of operations.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Set forth below is a sensitivity test to possible changes in U.S. dollars / NIS and U.S. dollars / Euro exchange rates as of December 31, 2016:

	December 31, 2016
Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Down 10%	Down 5%		Up 5%	Up 10%
NIS-linked balances:
Cash and cash equivalents	(126)	(66)	1,391	73	155
Financial assets at fair value through profit or loss	(168)	(88)	1,852	97	206
Other receivable (except prepaid expenses and advances to suppliers)	(66)	(34)	721	38	80
Accounts payable and accruals	81	42	(890)	(47)	(99)
Total NIS-linked balances	(279)	(146)	3,074	161	342
Euro-linked balances:
Cash and cash equivalents	(139)	(73)	1,526	80	170
Accounts payable and accrued expenses	24	13	(268)	(14)	(30)
Total Euro-linked balances	(115)	(60)	1,258	66	140
Total	(394)	(206)	4,332	227	482

Interest Rate Risk

We have an exposure to interest income sensitivity, which is affected by changes in the general level of Israeli interest rates. We currently do not hedge against interest rate exposure. Because of the short-term maturities of our cash equivalents and investment securities, we do not believe that an increase in market rates would have any significant impact on the realized value of our investment securities. A 10% change in interest rates would not have a material effect on the fair value of our investment portfolio.

We do not anticipate undertaking any significant long-term borrowings. At present, our investments consist primarily of cash and cash equivalents and financial assets at fair value. We may invest in investment-grade marketable securities with maturities of up to three years, including commercial paper, money market funds, and government/non-government debt securities. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss.

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

As of December 31, 2016, the net proceeds from our initial public offering were held in cash and cash equivalents. Since then, we have deployed approximately $18.2 million to fund our Phase III clinical trial for our current product candidate, AP-CDLD, and its continued development, and the balance for working capital, capital expenditures and other general corporate purposes, including a Phase I clinical trial with our AP-THC/CBD product that we plan to initiate in March 2017. We will need to raise additional capital in order to complete our Phase III clinical trial for AP-CDLD and its continued development. We have broad discretion in the use of the net proceeds from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based principally on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has not been audited by our registered public accounting firm due to an exemption for emerging growth companies provided in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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

ITEM 16C. Principal Accountant Fees and Services.

Kesselman & Kesselman, Certified Public Accountant (Israel), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2016 and 2015, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2015 and 2016.

	2016	2015
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	110	219
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	3
All Other Fees (4)	-	-
Total	110	222

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

Audit Committee Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by Kesselman & Kesselman during 2015 and 2016 and the fees paid for such services.

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

NASDAQ Capital Market Listing Rules and Home Country Practices

In accordance with Israeli law and practice, and subject to the exemption set forth in Rule 5615 of the Listing Rules of the NASDAQ Capital Market, if our ordinary shares are approved for listing on the NASDAQ Capital Market we intend to follow the provisions of the Companies Law, rather than the Listing Rules of the NASDAQ Capital Market, with respect to the following requirements:

•	Distribution of certain reports to shareholders. As opposed to the Listing Rules of the NASDAQ Capital Market, which require listed issuers to make certain reports, such as annual reports, interim reports and quarterly reports, available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders, but to make such reports available through a public website. In addition to making such reports available on a public website, we plan to make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules. See “Where You Can Find More Information” for a description of our Exchange Act reporting obligations.

•	Nomination of directors. With the exception of our external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following his or her election. See “Management — Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by independent directors constituting a majority of independent directors, as required under the Listing Rules of the NASDAQ Capital Market.

•	Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law and our articles of association do not require that the independent members of our board of directors, or a compensation committee composed solely of independent members of our board of directors, determine an executive officer’s compensation, as is generally required under the Listing Rules of the NASDAQ Capital Market with respect to the Chief Executive Officer and all other executive officers of a company. However, the Companies Law requires that each of our audit and compensation committees be comprised of at least three members, including all of our external directors, and that the external or independent directors must constitute a majority of the members of each committee. See “Management — Board Practices — External Directors.” In addition, the Companies Law requires that additional members of the compensation committee and the external directors be compensated equally. Our compensation committee has been established and conducts itself in accordance with the provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, compensation of office holders is determined and approved by our compensation committee, and in general, by our board of directors as well, and in certain circumstances by our shareholders. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation (including the compensation required to be approved for our chief executive officer) requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with Listing Rules of the NASDAQ Capital Market. For more information, see “Compensation Committee and Compensation Policy.”

•	Compensation Committee. According to the Companies Law, we established a compensation committee. Prior to the consummation of our initial public offering in the United States, our board of directors affirmatively determined that each member of our compensation committee qualifies as “independent” under applicable NASDAQ Capital Market and SEC rules.

•	Independent directors. Israeli law does not require that a majority of the directors serving on our Board be “independent,” as defined under NASDAQ Capital Market Listing Rule 5605(a)(2), but rather requires we have at least two external directors who meet the requirements of the Companies Law, as further described under “Management — Board Practices — External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the Companies Law and the applicable NASDAQ Capital Market and SEC criteria for independence and under Israeli law, the audit committee and compensation committee must each include all external directors then serving on our board of directors. We must also ensure that a majority of the members of our audit committee are “unaffiliated directors” as defined in the Companies Law as further described under the caption “— Audit Committee — Companies Law Requirements.” Israeli law does not require that our independent directors conduct regularly scheduled meetings at which only such independent directors are present, as required by the NASDAQ Capital Market Listing Rules. Our board of directors affirmatively determined that each of Dr. John W. Kozarich, Gil Bianco, Hila Karah and Issac Silberman qualified as “independent” under the NASDAQ Capital Market independence standards.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with NASDAQ Capital Market Listing Rule 5635. In particular, under this NASDAQ Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval further described under “Disclosure of personal interests of controlling shareholders and approval of certain transactions,” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval further described under “Disclosure of personal interests of controlling shareholders and approval of certain transactions,” (d) approval of transactions with our Chief Executive Officer with respect to his or her compensation, whether in accordance with our approved compensation policy or not in accordance with our approved compensation policy, or transactions with our officers not in accordance with our approved compensation policy, and (e) approval of our compensation policy for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. Moreover, on July 25, 2016, the board of directors resolved to increase the aggregate number of shares issuable under the 2015 Plan by 700,000 shares, and amended the 2015 Plan. In connection with the aforementioned increase, we have not obtained a shareholder approval as required under NASDAQ Listing Rules and followed in lieu home practice rules that do not require such approval. See also “Additional Information — Memorandum and Articles of Association — Merger.”

•	Quorum for shareholder meetings. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 ⅓% of the issued share capital required under the NASDAQ Capital Market corporate governance rules.

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

2016 ANNUAL REPORT

143

INTEC PHARMA LTD.

2016 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders of

INTEC PHARMA LTD.

We have audited the accompanying statements of financial position of Intec Pharma Ltd. (the “Company”) at December 31, 2015 and 2016 and the related statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a(2) to the financial statements, the Company has suffered recurring losses from operations and negative cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1a(2). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2b to the financial statements, the Company changed its functional and presentation currency from New Israeli Shekels to US dollars.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman
April 6, 2017	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 6812508, Israel,

P.O Box 50005 Tel-Aviv 6150001 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

INTEC PHARMA LTD.

STATEMENTS OF FINANCIAL POSITION

		January 1,	December 31
	Note	2015	2015	2016
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	5,731	23,649	16,376
Short-term bank deposits			5,000
Financial assets at fair value through profit or loss	6	2,011	2,024	1,852
Restricted bank deposits	11d	75	62	62
Other receivables	7	288	2,361	2,384
		8,105	33,096	20,674
NON-CURRENT ASSETS -
Property and equipment	8	4,397	4,076	4,047
TOTAL ASSETS		12,502	37,172	24,721

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade		184	614	1,152
Other	9	1,673	701	768
		1,857	1,315	1,920
NON-CURRENT LIABILITIES -
Derivative financial instruments	10	1,164	327	97
COMMITMENTS AND CONTINGENT LIABILITIES	11
TOTAL LIABILITIES		3,021	1,642	2,017

EQUITY:	13
Ordinary shares		727	727	727
Share premium		50,863	84,980	84,980
Currency translation differences		286	(378)	(378)
Warrants		605
Accumulated deficit		(43,000)	(49,799)	(62,625)
TOTAL EQUITY		9,481	35,530	22,704
TOTAL LIABILITIES AND EQUITY		12,502	37,172	24,721

* See note 2b regarding the presentation of January 1, 2015 balance sheet information.

The accompanying notes are an integral part of the financial statements.

INTEC PHARMA LTD.

STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2014	2015	2016
		U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	14	(4,959)	(7,533)	(15,349)
LESS- PARTICIPATION IN RESEARCH AND DEVELOPMENT EXPENSES	11b, 11c	1,550	2,718	4,600
RESEARCH AND DEVELOPMENT EXPENSES, net		(3,409)	(4,815)	(10,749)
GENERAL AND ADMINISTRATIVE EXPENSES	15	(2,609)	(2,788)	(3,097)
OTHER GAINS, net	6	234	19	34
OPERATING LOSS		(5,784)	(7,584)	(13,812)
FINANCIAL INCOME	16	318	633	466
FINANCIAL EXPENSES	16	(227)	(229)	(16)
FINANCIAL INCOME, net		91	404	450
NET LOSS		(5,693)	(7,180)	(13,362)
OTHER COMPREHENSIVE LOSS - CURRENCY TRANSLATION DIFFERENCES		(805)	(664)	-
LOSS AND COMPREHENSIVE LOSS		(6,498)	(7,844)	(13,362)

$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	17	(1.18)	(0.92)	(1.17)

The accompanying notes are an integral part of the financial statements.

INTEC PHARMA LTD.

STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Warrants	Currency translation differences	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	4,555,531	614	42,805	2,356	1,091	(37,571)	9,295
CHANGES DURING 2014:
Proceeds from issuance of shares and warrants net of issuance costs	577,795	78	4,166	246			4,490
Proceeds from issuance of shares as part of an addendum to an investment agreement	202,018	26	1,665				1,691
Issuance of shares to former related party	50,909	7	66			(73)	-
Expiration of warrants (Series 1)			1,385	(1,385)			-
Expiration of non-tradable warrants			612	(612)			-
Exercise of options by employees and service providers	14,214	2	164				166
Share-based compensation						337	337
Other comprehensive loss					(805)		(805)
Comprehensive loss						(5,693)	(5,693)
BALANCE AT DECEMBER 31, 2014	5,400,467	727	50,863	605	286	(43,000)	9,481
CHANGES DURING 2015:
Expiration of non-tradable warrants			359	(359)			-
Exercise of warrants (Series 7)	208,843		1,933	(89)			1,844
Expiration of warrants (Series 7)			157	(157)			-
Proceeds from issuance of shares through public offering, net of issuance costs	5,663,750		30,608				30,608
Shares issued as part of an anti-dilution right	174,566		1,060				1,060
Exercise of options by employees and service providers	565		*				*
Share-based compensation						381	381
Other comprehensive loss					(664)		(664)
Comprehensive loss						(7,180)	(7,180)
BALANCE AT DECEMBER 31, 2015	11,488,191	727	84,980	-	(378)	(49,799)	35,530
CHANGES DURING 2016:
Share-based compensation						536	536
Comprehensive loss						(13,362)	(13,362)
BALANCE AT DECEMBER 31, 2016	11,488,191	727	84,980	-	(378)	(62,625)	22,704

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the financial statements.

(Continued) - 1

INTEC PHARMA LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(5,693)	(7,180)	(13,362)
Adjustments to reconcile net loss to net cash from operations (see appendix A)	942	(751)	1,357
Net cash used in operating activities	(4,751)	(7,931)	(12,005)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(76)	(1,384)	(482)
Short-term deposits, net	-	(5,000)	5,000
Proceeds from disposal of financial assets at fair value through profit or loss, net	2,865	*	206
Changes in restricted bank deposits, net	(9)	13	*
Net cash provided by (used in) investing activities	2,780	(6,371)	4,724
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares through public offering, net of issuance costs	-	30,608	-
Exercise of warrants (series 7)	-	1,844	-
Exercise of options by employees and service providers	166	-	-
Issuance of shares as part of an addendum to the investment agreement	26	-	-
Issuance of shares and warrants, net of issuance costs	4,490	-	-
Net cash provided by financing activities	4,682	32,452	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,711	18,150	(7,281)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	3,389	5,731	23,649
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(369)	(232)	8
CASH AND CASH EQUIVALENTS - END OF YEAR	5,731	23,649	16,376

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the financial statements.

(Concluded) - 2

INTEC PHARMA LTD.

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands
APPENDIX A
Adjustments to reconcile net loss to net cash provided from operations:
Income and expenses not involving cash flows:
Depreciation	585	746	701
Changes in the fair value of derivative financial instruments	204	213	(230)
Exchange differences on cash and cash equivalents	(150)	(402)	(8)
Exchange differences on short-term bank deposit		*
Losses (gains) on financial assets at fair value through profit or loss	14	(20)	(34)
Share-based compensation to employees and service providers	337	381	536
	990	918	965

Changes in operating asset and liability items:
Decrease (increase) in other receivables	409	(2,083)	(23)
Increase (decrease) in accounts payable and accruals	(457)	414	415
	(48)	(1,669)	392
	942	(751)	1,357
APPENDIX B:

Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase order	1,116	-	190
Settlement of liability in respect to derivative financial instrument to equity	1,665	1,060	-

Supplementary information to the statement of cash flows -
Interest received	172	44	168

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the financial statements.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

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

The Company’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. ("TASE") and on the NASDAQ Capital Market ("NASDAQ").

2)	The Company is engaged in research and development activities and has not yet generated revenues from its operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of December 31, 2016 the cumulative losses of the Company were approximately USD 63 million. Management expects that the Company will continue to incur losses from its operations in the foreseeable future, which will result in negative cash flows from operating activities. Company management believe that, without further fund raising, it will not have sufficient working capital to enable it to continue advancing its activities, including the development of its products for a period of at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to fund its future operations through submissions of applications for grants from governmental authorities and private funds, license agreement with third parties and raising capital from the public and/or private investors and/or institutional investors. The Company's current cash resources are not sufficient to complete the research and development of all of its products. The Company will need to raise additional capital in order to complete its Phase III clinical trial for AP-CDLD and its continued development. There is no assurance however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its products. If the Company is unsuccessful in securing sufficient financing, it may need to curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In March 2017, the Company raised approximately $10 million in a private placement to several investors, for details see note 20.

b.	Approval of financial statements

The financial statements were approved by the Company's Board of Directors on April 6, 2017.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of the financial statements

The Company’s financial statements as of December 31, 2016, December 31, 2015 and January 1, 2015 and for each of the three years in the period ended December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").

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

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company's management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and presentation currency of the Company in these financial statements is the U.S. dollar.

The change in the presentation currency results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows, due to the fact that starting from January 1, 2016 the US Dollar is also the functional currency of the Company.

In determining the appropriate functional currency to be used, the Company followed the guidance in International Accounting Standard (IAS) 21, which states that economic factors relating to sales, costs and expenses, financing activities and cash flows, as well as other potential factors, should be considered both individually and collectively. In this regard, a significant element in the Company’s decision to effect the functional currency change resulted from the significant increase in expenses denominated in dollars relating to advanced clinical trials.

These changes, as well as the fact that the Company’s principal source of financing is the U.S. capital market, and all of the Company’s budgeting and planning is conducted solely in dollars, led to the decision to make the change in functional currency as of January 1, 2016, as indicated above. In effecting the change in presentation currency to the dollar, as of January 1, 2016 and January 1, 2015 all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2015, and December 31, 2014, respectively and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in presentation currency have been reported as a component of shareholders' equity.

In accordance with paragraph 40a of IAS 1, due to the aforementioned change in presentation currency, an additional balance sheet as of January 1, 2015 has been presented in the financial statements. IAS 1 does not require such additional information in the detailed financial statement notes.

For presentation purposes, comparative figures in these financial statements have been translated into dollars on the following basis: (i) assets and liabilities have been translated using the exchange rate prevailing at December 31, 2015; (ii) the statement of comprehensive loss has been translated at the average exchange rates for the relevant reporting periods; and (iii) the results of translation differences have been recorded as “currency translation differences” within other comprehensive income (loss).

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Property and equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method, over the estimated useful lives as follows:

Years
Computer and peripheral equipment	3
Production and laboratory equipment	7-10
Office furniture and equipment	10-14

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

As of December 31, 2016, the Company has not yet capitalized development costs.

e.	Government grants and other grants:

1)	The Company receives participation in research and development expenses from the State of Israel through the National Authority for Technological Innovation, or NATI (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or the OCS) in the form of grants which qualify as "forgivable loans", in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since the grants are repayable only if the Company generates revenues related to the project that is the subject of the grant.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company recognizes each forgivable loan as a grant receivable and a reduction of expenses on a systematic basis at the same time the Company records, as an expense, the related development costs for which the loan is received, provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the loan and (b) the loan will be received. The amount of the forgivable loan is recognized based on the participation rate approved by the NATI.

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

i.	Trade payables

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

j.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

k.	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of derivative financial instruments are recognized in the statement of comprehensive loss within financing income or expenses.

Derivative financial instruments issued by the Company include the following:

•	Derivative financial instrument - warrants ("Warrants")
•	Derivative financial instrument - anti-dilution right ("Anti-dilution right")
•	Derivative financial instrument - additional warrants, which were issued in November 2014 ("Additional warrants")

l.	Employee benefits:

1)	Retirement benefit obligations

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

m.	Share-based payments

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

n.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

o.	Loss per share

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

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Standards that are not yet in effect and have not been early adopted by the Company for the financial year beginning January 1, 2016:

1)	IFRS 9, Financial instruments ("IFRS 9")

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

The estimate for which there is significant risk of causing a material adjustment to the carrying amounts of liabilities within the next financial year is outlined below -

Share-based payments

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

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk and cash flow interest rate risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. In the Company’s opinion, the influence of credit risk is immaterial.

Risk management is carried out by the Company's management which identifies and evaluates the financial risks in close cooperation with the Company's management.

a)	Market risk

Concentration of currency risk

The Company’s activities are partly denominated in non-dollar currencies (primarily the NIS), which exposes the Company to risks resulting from changes in exchange rates.

The effect of fluctuations in various exchange rates on the Company’s statement of comprehensive loss and equity is as follows:

	December 31, 2016
Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Increase			Decrease
	10%	5%		5%	10%
NIS-linked balances:
Cash and cash equivalents	(126)	(66)	1,391	73	155
Financial assets at fair value through profit or loss	(168)	(88)	1,852	97	206
Other receivable (except prepaid expenses and advances to suppliers)	(66)	(34)	721	38	80
Accounts payable and accruals	81	42	(890)	(47)	(99)
Total NIS-linked balances	(279)	(146)	3,074	161	342
Euro-linked balances:
Cash and cash equivalents	(139)	(73)	1,526	80	170
Accounts payable and accrued expenses	24	13	(268)	(14)	(30)
Total Euro-linked balances	(115)	(60)	1,258	66	140
Total	(394)	(206)	4,332	227	482

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

	December 31, 2015
Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Increase			Decrease
	10%	5%		5%	10%
NIS-linked balances:
Cash and cash equivalents	(226)	(118)	2,485	131	276
Financial assets at fair value through profit or loss	(184)	(96)	2,024	107	225
Other receivable (except prepaid expenses and advances to suppliers)	(71)	(37)	780	41	87
Accounts payable and accruals	76	40	(835)	(44)	(93)
Total NIS-linked balances	(405)	(211)	4,454	235	495
Euro-linked cash and cash equivalents	(252)	(132)	2,774	146	308
Total	(657)	(343)	7,228	381	803

Set forth below is certain data regarding dollar exchange rates and the Israeli Consumer Price Index (CPI):

	Exchange rate of NIS per $1	Exchange rate of Euro per $1	Israeli CPI* Points
As of December 31:
2015	3.902	0.919	131.45
2016	3.845	0.952	131.19

Percentage increase (decrease) in:
2015	0.3%	11.6%	(1.0)%
2016	(1.5)%	3.5%	(0.2)%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100.

Set forth below is information on the linkage of monetary items:

	December 31, 2015			December 31, 2016
	NIS	Dollar	Euro	NIS	Dollar	Euro
	U.S. dollars in thousands
Assets:
Current assets:
Cash and cash equivalents	2,485	18,389	2,775	1,391	13,459	1,526
Short-term bank deposits		5,000
Financial assets at fair value through profit or loss	2,024			1,852
Restricted deposits	62			62
Other receivables	2,361			2,384
Total current assets	6,932	23,389	2,775	5,689	13,459	1,526
Total assets	6,932	23,389	2,775	5,689	13,459	1,526

Liabilities:
Current liabilities -
Accounts payable and accruals:
Trade	188	407	19	194	690	268
Other	647	53		696	73
Total current liabilities	835	460	19	890	763	268
Non-current liabilities -
Derivatives financial instruments	327			97
Total liabilities	1,162	460	19	987	763	268
Net asset value	5,770	22,929	2,756	4,702	12,696	1,258

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b)	Credit risks

Credit risks are handled by the Company's management. Credit risks arise from cash and cash equivalents, deposits in banks and receivable balances that have not yet been settled. The portfolio is well diversified (without a material investment in any single corporate bond) and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s cash and cash equivalents and financial assets at fair value through profit or loss at December 31, 2016 and 2015 were deposited with A-rated Israeli banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

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

Less than one year
U.S. dollars in thousands
Non-derivative financial liabilities:
As of December 31, 2016 -
Accounts payable and accruals	1,740
As of December 31, 2015 -
Accounts payable and accruals	1,169

2)	Fair value estimations

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

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value:

	December 31,
	2015		2016
	Level 1	Level 3	Level 1	Level 3
	U.S. dollars in thousands
Assets -
Financial assets at fair value through profit and loss	2,024		1,852
Liabilities -
Derivative financial instruments		327		97

The following table presents the changes in Level 3 instruments for the three years ended December 31, 2016:

	Derivative financial instrument - warrants	Derivative financial instrument - anti dilution right	Derivative financial instrument - additional warrants	Total
	U.S. dollars in thousands
Opening balance as of January 1, 2014	972	1,686	308	2,966
Loss (gain) recognized in profit or loss during 2014	(598)	997	(195)	204
Settlement of liability in respect to derivative financial instrument to equity		(1,665)		(1,665)
Issuance of additional warrants	97		(97)	-
Currency translation differences	(58)	(267)	(16)	(341)
Closing balance as of December 31, 2014	413	751	-	1,164
Loss (gain) recognized in profit or loss during 2015	(86)	299		213
Settlement of liability in respect to derivative financial instrument to equity		(1,060)		(1,060)
Currency translation differences		10		10
Closing balance as of December 31, 2015	327	-	-	327
Gain recognized in profit or loss during 2016	(230)			(230)
Closing balance as of December 31, 2016	97	-	-	97

For more information about the assumptions used for measuring the fair value of the derivative financial instruments (level 3), see note 10.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

b.	Financial instruments:

Assets:

	December 31
	2015	2016
	U.S. dollars in thousands
1) Loans and receivables:
Cash and cash equivalents	23,649	16,376
Short-term bank deposits	5,000	-
Restricted bank deposits	62	62
Other receivables	780	721

2) Financial assets at fair value through profit or loss	2,024	1,852

Liabilities:

	December 31
	2015	2016
	U.S. dollars in thousands

1) Financial liabilities at amortized cost - accounts payable and accruals	1,169	1,740
2) Derivative financial instruments	327	97

NOTE 5 - CASH AND CASH EQUIVALENTS

As of December 31, 2016 and December 31, 2015, cash and cash equivalents include cash in hand. The carrying amount of cash and cash equivalents approximates their fair value, since the effect of discounting is immaterial.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The Company holds financial assets at fair value through profit or loss. Those assets include bonds issued by the State of Israel and corporate bonds with a minimum of A rating by Israeli rating agencies. As of December 31, 2016 and December 31, 2015, the amount of the financial assets at fair value through profit or loss is approximately $ 1.9 million and $ 2.0 million, respectively.

Changes in the fair value of the financial assets at fair value through profit or loss are recorded in the statement of comprehensive loss as “Other gains, net”. The gain (loss), net from changes in fair value through profit or loss amounted to $ 34 thousand, $ 19 thousand and $ (14) thousand in 2016, 2015 and 2014, respectively.

NOTE 7 - OTHER RECEIVABLES:

	December 31
	2015	2016
	U.S. dollars in thousands
Prepaid expenses	231	128
Advances to suppliers	1,349	1,535
Institutions	145	133
Grants receivable	636	588
	2,361	2,384

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 8 - PROPERTY AND EQUIPMENT

Composition and movement grouped by major classifications:

	Cost				Accumulated depreciation
	Balance at	Additions	Foreign currency	Balance at	Balance at	Additions	Foreign currency	Balance at	Net book value
	beginning	during	translation	end of	beginning	during	translation	end of	Beginning	End
	of year	year	differences	year	of year	year	differences	year	of the year	of the year
	U.S. dollars in thousands				U.S. dollars in thousands				U.S. dollars in thousands
Composition in 2016:
Computers and communications equipment	127	9		136	104	14		118	23	18
Production and laboratory equipment	6,334	655		6,989	2,323	676		2,999	4,011	3,990
Office furniture and equipment	141	8		149	99	11		110	42	39
Leasehold improvements	1,598	-		1,598	1,598	-		1,598	-	-
	8,200	672	-	8,872	4,124	701	-	4,825	4,076	4,047
Composition in 2015:
Computers and communications equipment	111	16	*	127	94	10	*	104	17	23
Production and laboratory equipment	5,953	402	(21)	6,334	1,899	432	(8)	2,323	4,054	4,011
Office furniture and equipment	129	12	*	141	90	9	*	99	39	42
Leasehold improvements	1,596	8	(6)	1,598	1,309	295	(6)	1,598	287	-
	7,789	438	(27)	8,200	3,392	746	(14)	4,124	4,397	4,076

* Represents an amount less than $ 1,000

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUALS - OTHER:

	December 31
	2015	2016
	U.S. dollars in thousands
Expenses payable	284	302
Salary and related expenses, including social security and other taxes	271	277
Accrual for vacation days and recreation pay for employees	132	166
Other	14	23
	701	768

The carrying amount of others accounts payables approximates their fair value, since effect of discounting is immaterial.

NOTE 10 - INVESTMENT AGREEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS:

a.	In August 2013, the Company signed an agreement with several investors in a total amount of US$5 million ("the Agreement"). According to the Agreement, the Company issued to the investors 320,663 ordinary shares with no par value and Warrants exercisable into 192,398 ordinary shares with no par value. These warrants are exercisable over a period of four years from the date of their issuance for an exercise price of NIS 64.14. Under the terms of these Warrants, the investors have the right to exercise them into shares through a net-settlement mechanism ("net settlement").

In addition, the Company undertook to issue Additional warrants exercisable into 80,166 ordinary shares with no par value, in the event in that, by September 30, 2014, the Company did not consummate an initial public offering of its ordinary shares on the NASDAQ in which it raised at least US$12 million or a merger with a company traded on the NASDAQ which immediately following the closure of such merger held free and unencumbered cash and/or publically raised, prior to September 30, 2014, a cumulative amount of at least US $12 million ("Dual Listing"). These Additional warrants were issued in November 2014 and expired two years after the date of their issuance. See also note 10e.

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

b.	As part of closing of the Agreement, 6,414 warrants were granted to third parties who assisted the Company with the investment process. These warrants have the same terms as the Warrants issued to the investors.

c.	Due to their terms, the Warrants and Additional warrants that were issued as part of this Agreement do not qualify for equity classification and are treated as a derivative financial liability. The Anti dilution right was also classified as a derivative financial liability and following the completion of the public offering on August 7, 2015, see note 13b(4), and the termination of the Downside Protection mechanism, the Anti dilution right was classified to equity.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 10 - INVESTMENT AGREEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS (continued):

d.	On October 22, 2014, the Company and the investors signed an Addendum to the Agreement ("the Addendum") following the rights issuance that was completed on October 1, 2014 (see note 13b(2)). According to the Addendum, 202,018 additional ordinary shares were issued in consideration of approximately $ 26 thousand. Due to the additional ordinary shares issuance, Anti dilution right in the amount of approximately $ 1.7 million was settled to equity.

In addition, the exercise price of the Warrants which were issued to the investors, reduced from NIS 64.14 to NIS 35. Following the rights issuance, the conversion rate was adjusted so each warrant which was issued to the investors in 2013 is exercisable into 1.003 ordinary shares.

e.	In November 2014, the Company issued to the investors Additional warrants since the Company failed to fulfill the Dual Listing goal. These Warrants were exercisable until October 22, 2016 for an exercise price of NIS 21.7 which was reduced from NIS 64.14 following the rights issuance and following the completion of the public offering. The Additional warrants expired two years after the date of their issuance.

f.	According to the Agreement and following the completion of the public offering on August 7, 2015, the investors were entitled to an additional allotment of 174,566 ordinary shares and a reduction of the exercise price of the Warrants from NIS 35 to NIS 21.7. Accordingly, the liability to issue additional shares, in the amount of approximately $ 1.1 million was credited to equity, as shares were issued on October 8, 2015 and the Downside Protection terminated.

g.	The financial derivatives are measured at fair value using standard valuation techniques for these types of instruments (Black-Scholes model) on the basis of the following inputs:

	December 31
Observable Inputs :	2015	2016
Share price (NIS)	20.8	20.03
Exercise price (NIS)	21.7	21.7
Volatility	45.81%-51.48%	37.41%
Risk free rate	0.12%-0.31%	0.15%
Expected term (years)	0.81-1.72	0.72

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

As of the date of approval of the financial statements, the Company has not yet begun to sell its product candidates and has not yet granted sub-licenses to any party, and, accordingly, no obligation has yet to arise to pay royalties in accordance with the license agreement.

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

c.	NATI grants program

In May 2016, in addition to previously approved programs, the Company received approval from the NATI for a participation in research and development activities performed by the Company ("Support Grant") from January 1, 2016 to December 31, 2016 in the amount of $ 5.2 million. In October 2016, the Company submitted to the NATI a change request for the 2016 program and, consequently, the Support Grant was reduced to $ 5.0 million.

The Company is obligated to pay 3% to 4.5% royalties to the government of Israel, computed based on the revenues from licensing the products that the Company is developing that are assisted by the governmental grants. Such commitment is up to the amount of grants received by the Company, linked to the U.S. dollar. Pursuant to reporting and royalty payment procedures of the NATI, such royalties will be paid at an annual interest rate equal to LIBOR. The Company is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the "Innovation Law", formerly known as the Law for the Encouragement of Research and Development in Industry). Pursuant to the Innovation Law there are restrictions regarding intellectual property and manufacturing, as defined in the Innovation Law, outside of Israel, unless approval is received and additional payments are made to the NATI.

Since management's assessment is that it is reasonably assured that the Company will comply with the conditions for the forgiveness of the NATI loan, this loan is treated as a government grant and, accordingly, no liability has been recognized in the financial statements.

In 2016, 2015 and 2014, the participation in research and development expenses, amounted to approximately $ 4.5 million, $ 2.0 million and $ 1.3 million, respectively.

In December 2016, in addition to previously approved programs, the Company submitted to the NATI a program of research and development activities as of January 1, 2017 to December 31, 2017. As of the date of approval of the financial statements, the Company has not yet received approval from the NATI for this program.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.	Operating long-term leases

The Company is a tenant under a lease agreement in respect of offices and operational spaces until June 30, 2018. Rent payments are denominated in NIS and linked to the Israeli CPI.

The lease payments amounted to approximately $445 thousand in 2016. The total forecast lease payments from January 1, 2017 through June 30, 2018 are approximately $698 thousand.

To secure the Company’s obligations to the lease agreement, the Company has granted a bank guarantee to the lessor, which amounted to approximately $54 thousand as of December 31, 2016.

NOTE 12 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Measurement of results for tax purposes

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss from 2016 is calculated in U.S. dollars.

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

Income not eligible for Approved Enterprise benefit is taxed at a regular rate, which was 25% in 2016. The regular tax rate in Israel was reduced to 24% in 2017 and to 23% in 2018 and thereafter.

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

As of December 31, 2016, the Company has not yet generated operating income that will allow it to benefit from the tax benefits under the Law.

The tax benefits under the Law will apply for a period of up to ten years from the first year in which taxable income will be generated and are scheduled to expire at the end of 2023.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

c.	Tax loss carryforwards

As of December 31, 2016 the tax loss carryforwards of the Company were approximately $64 million (approximately NIS 247 million). The Company has not created deferred tax assets in respect of these tax loss carryforwards since their utilization is not expected in the foreseeable future. There is no expiration date on these loss carry forwards.

d.	Tax assessments

Final tax assessments have been received by the Company through the year ended December 31, 2012.

e.	Value-added tax (VAT)

The Company is registered as an authorized business for VAT purposes.

NOTE 13 - EQUITY:

a.	Share capital:

1)	Share capital is composed of ordinary shares with no par value, as follows:

	Number of ordinary shares
	December 31
	2015	2016

Authorized share capital	16,000,000	16,000,000
Issued and paid up share capital	11,448,191	11,448,191

2)	The ordinary shares confer upon their holders participating and voting rights in shareholders meetings (where the holder of an ordinary share has one vote), a right to receive a share of earnings and the right to receive assets of the Company upon its liquidation.

b.	Changes in share capital:

1)	Based on the investment agreement signed on August 6, 2013 and the Addendum to the investment agreement signed on October 22, 2014, (as described in note 10), the Company issued to several investors during 2013, 320,663 ordinary shares and 198,812 warrants and, in November 2014, 202,018 ordinary shares and 80,166 warrants that expired in October 2016. In addition, in October 2015 the Company issued to these investors 174,566 shares as part of the Downside Protection mechanism. For more details, see note 10.

2)	On October 1, 2014, the Company issued 577,795 ordinary shares and 577,795 unlinked warrants (Series 7) through a rights issuance. Each warrant (Series 7) was exercisable into one ordinary share, each for an exercise price of NIS 35 (unlinked). The shares and warrants were offered through a rights issuance to the Company's shareholders at the trading day on the TASE on September 15, 2014, such that each shareholder holding 15 ordinary shares was entitled to two ordinary shares and two warrants (Series 7) for an overall price of NIS 60. Issuance proceeds, net of issuance costs, amounted to $4.5 million.

Until April 26, 2015, 208,843 unlinked warrants (Series 7) were exercised to purchase 208,843 ordinary shares for consideration of approximately $1.8 million. The remaining 368,952 unexercised and unlinked warrants (Series 7) expired on that date.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

3)	On March 29, 2015, further to an approval of the General Meeting on March 18, 2015, the Company executed a 50-to-1 reverse share split of the Company's ordinary shares and eliminated their par value. Upon the effectiveness of the reverse share split, (i) the number of ordinary shares was proportionally decreased and their par value was eliminated, (ii) the number of ordinary shares into which each outstanding option and outstanding warrant to purchase ordinary shares is exercisable was proportionally decreased, and (iii) the exercise price of each outstanding option and outstanding warrant to purchase ordinary shares was proportionally increased. In addition, the general meeting approved an increase of the Company's authorized share capital to include, after the reverse share split, 16,000,000 ordinary shares with no par value. Unless otherwise indicated, all of the shares numbers, the options and warrants numbers, loss per share amounts, share prices, warrant exercise prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 50-to-1 reverse share split.

4)	On August 7, 2015, the Company completed its public offering of its ordinary shares on the NASDAQ, pursuant to which the Company issued 5,025,000 ordinary shares with no par value, at a price of $6.00 per ordinary share, raising a total of approximately $26.5 million (net of commissions to the underwriters and offering expenses). In addition, on September 17, 2015, the underwriters exercised in part their over-allotment option and purchased an additional 638,750 ordinary shares at a price of $6 per share. The proceeds from the exercise of the option, net of underwriters’ commission and offering expenses, were approximately $3.5 million, bringing the total net proceeds from the initial public offering to approximately $30 million.

c.	Share-based payment to employees and service providers:

1)	Company employees and directors are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Non-employees of the Company (consultants and service providers) are granted options under Section 3(i) of the Ordinance.

2)	In April 2014, the Company issued 50,909 shares to a former related party. This issuance was following a statement of claim that was filed against the Company and a court ruling in favor of the plaintiff.

3)	On August 28, 2014, the Board of Directors approved a grant of 10,000 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of NIS 39.55. The options will vest over a four-year period, with half of the options vesting at the end of a two-year period from the date of grant, and the second half vesting in eight equal quarterly tranches, subsequent to the two-year period from the grant date, subject to the employees' continued employment with the Company at the time that each tranche vests. The options will expire six years after the date of grant. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 175 thousand (approximately $49 thousand). See note 13c(14)(a) regarding the assumptions in respect of this calculation.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

4)	On August 28, 2014, the Board of Directors approved further to a recommendation of the Compensation Committee, a grant of 60,000 options to its former VP Business Development and Clinical Affairs. All options were forfeited in March 2016 due to the termination of the employee’s employment with the Company. 24,000 of the 60,000 options were exercisable into one ordinary share, each for an exercise price of NIS 39.55. The options were to be vested over a four-year period. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 400 thousand (approximately $112 thousand). In addition, the remaining 36,000 options were exercisable into one ordinary share, each for an exercise price of NIS 39.55. These options were exercisable only in the event that a material agreement, as defined in the Company's compensation policy, is signed between the Company and a third party, subject to her continued employment with the Company. The value of the benefit of those options is approximately NIS 620 thousand (approximately $174 thousand). No benefit was recognized in the financial statements since no material agreement was signed during her employment. See note 13c(14)(a) regarding the assumptions in respect of this calculation.

5)	On October 6, 2014, the Board of Directors approved a grant of 61,200 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of NIS 32.47. The options will vest over a four-year period, with half of the options vesting at the end of a two-year period from the date of grant, and the second half vesting in eight equal quarterly tranches, subsequent to the two-year period from the grant date, subject to the employees' continued employment with the Company at the time that each tranche vests. The options will expire six years after the date of grant. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 810 thousand (approximately $221 thousand). See note 13c(14)(b) regarding the assumptions in respect of this calculation.

6)	On December 31, 2014, the Board of Directors approved, further to a recommendation of the Compensation Committee a grant of 60,000 options, effective January 1, 2015, to its former Chief Financial Officer ("former CFO"). All options were forfeited due to the termination of the former CFO’s employment with the Company, effective August 2016. 20,000 of the 60,000 options were exercisable into one ordinary share, each for an exercise price of NIS 27.93. The options were to be vested over a four-year period. The value of the benefit in respect of the said options, as calculated at the date of grant, is approximately NIS 200 thousand (approximately $51 thousand). 12,000 of the 60,000 options were exercisable into one ordinary share, each for an exercise price of NIS 27.93. These options were exercisable only in the event that a material agreement, as defined in the Company's compensation policy, is signed between the Company and a third party, subject to the former CFO's continued employment with the Company. The value of the benefit of those options is approximately NIS 120 thousand (approximately $31 thousand). No benefit was recognized in the financial statements since no material agreement was signed during his employment. The remaining 28,000 options were to become exercisable upon completion of an issuance of the Company's ordinary shares in a foreign stock exchange, subject to the former CFO's continued employment with the Company. The exercise price of these options was NIS 27.93. The value of the benefit of those options was approximately NIS 280 thousand (approximately $72 thousand). See note 13c(14)(c) regarding the assumptions in respect of this calculation.

In August 2015, following the completion of the public offering, see note 13b(4), 28,000 options, that were exercisable upon completion of an issuance of the Company's ordinary shares in a foreign stock exchange, as described above, were vested and the value of the benefit of those options in the amount of approximately NIS 280 thousand (approximately $72 thousand) was recognized in the financial statements of the Company.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

7)	On March 27, 2016, the Board of Directors approved a grant of 176,705 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of $4.14. The options will vest over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $474 thousand. See note 13c(14)(d) regarding the assumptions in respect of this calculation.

8)	On March 10, 2016, the Board of Directors approved, effective May 1, 2016, the appointment of the VP Clinical and Regulatory Affairs. As part of her employment agreement, a grant of 44,000 options was approved. Due to termination of her employment with the Company, effective February 2017 all options were forfeited. Each option was exercisable into one ordinary share, each for an exercise price of $ 3.865. 25,000 options were to be vested over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date.. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $74 thousand. 19,000 options were to be vested in three equal annual tranches over a three-year period, subject to her continued employment with the Company and subject to the fulfillment of certain milestones, as defined in the employment agreement The value of the benefit of these options is approximately $ 56 thousand. No benefit was recorded in 2016 due to the termination of her employment with the Company. See note 13c(14)(e) regarding the assumptions in respect of this calculation.

9)	On April 21, 2016, the Company's General Meeting approved, further to a resolution adopted by the Board of Directors on March 10, 2016, a grant of 22,500 options to each of the Company's two external directors. Each option will be exercisable into one ordinary share at an exercise price of $6. The options will vest in three equal annual tranches over a three-year period. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $84 thousand. See note 13c(14)(f) regarding the assumptions in respect of this calculation.

10)	On June 30, 2016, the Company's Annual Meeting approved, further to a resolution adopted by the Board of Directors on May 22, 2016, a grant of 22,500 options to each of the three directors of the Company, other than external directors, the chairman of the Company's Board and the Chief Executive Officer of the Company. Each option will be exercisable into one ordinary share at an exercise price of $6. The options will vest in three equal annual tranches over a three-year period. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $121 thousand. See note 13c(14)(g) regarding the assumptions in respect of this calculation.

In addition, a grant of 68,250 options to two of the three directors, which serve in different positions in the Company, was approved. Each option will be exercisable into one ordinary share at an exercise price of $3.46. The options will vest over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date and subject to the continued employment with the Company at the time that each tranche vests. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $153 thousand. See note 13c(14)(g) regarding the assumptions in respect of this calculation.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

11)	On June 30, 2016, the Company's Annual Meeting approved, further to a resolution adopted by the Board of Directors on May 15, 2016, effective July 1, 2016, the appointment and the compensation of the new Chairman of the Board ("Chairman"). As part of his service agreement, a grant of 224,478 options was approved. Each option will be exercisable into one ordinary share at an exercise price of $3.526. The options will vest in three equal annual tranches over a three-year period, subject to his continued tenure as the Chairman at the time that each tranche vests. These options will expire after ten years from the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $408 thousand. See note 13c(14)(h) regarding the assumptions in respect of this calculation.

12)	On July 25, 2016, the Board of Directors approved a grant of 180,000 options to two management members. Each option will be exercisable into one ordinary share, each for an exercise price of $4.466. 90,000 options will vest over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire ten years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $236 thousand. 90,000 options will be exercisable only in the event that a material agreement, as defined in Company's compensation policy, is signed between the Company and a third party, and subject to continued employment with the Company. These options will expire after ten years from the date of grant. The value of the benefit of these options is approximately $236 thousand and will be recognized in the financial statements of the Company only if a material agreement is signed. See note 13c(14)(i) regarding the assumptions in respect of this calculation. Following this grant, both management members agreed to forgo 117,200 options that were previously granted to them in October 2013. This forgoing of 117,200 options was accounted as modification to the original terms on which the options were granted.

13)	During the year 2016, options to purchase 409,213 ordinary shares granted to employees were cancelled, forfeited or expired.

14)	Assumptions used in calculating options' fair value:

The fair value of the options at the date of grant was calculated on the basis of the Black-Scholes model. The assumptions used in calculating the fair value of the options granted are as follows:

	The Company's ordinary		Expected annual volatility	Risk-free interest rate *	Expected life to exercise
Date of grant	share price		%	%	In years
(a) August 2014	NIS	38.5	46.24	1.9	6
(b) October 2014	NIS	30	46.64	1.9	6
(c) January 2015	NIS	23.55	48.07	1.9	6
(d) March 2016		$4.39	48.44	1.9	10
(e) March 2016		$4.66	48.38	1.9	10
(f) April 2016		$3.79	48.23	1.9	10
(g) May 2016		$3.69	48.18	1.8	10
(h) May 2016		$3.18	48.15	1.8	10
(i) July 2016		$4.47	47.82	1.6	10

*	The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

15)	The following table contains additional information concerning options granted to employees and service providers:

	Year ended December 31
	2014	2015	2016
	Number of options

(a) Options with an exercise price of NIS 0.5:
Outstanding at beginning of year	140,195	137,951	137,386
Granted	-	-	-
Exercised	(2,244)	(565)	-
Forfeited	-	-	-
Expired	-	-	(565)
Outstanding at end of year	137,951	137,386	136,821
Exercisable at end of year	9,556	8,991	8,426
Weighted average remaining contractual life (years)	4.30	3.44	2.61

(b) Options with an exercise price of NIS 27.93 – NIS 81.1:
Outstanding at beginning of year	519,740	630,089	686,746
Granted	131,200	60,000	-
Exercised	(11,970)	-	-
Forfeited	(8,881)	(3,343)	(103,176)
Cancelled, see note 13c(12)	-	-	(117,200)
Expired	-	-	(176,672)
Outstanding at end of year	630,089	686,746	289,698
Exercisable at end of year	257,714	292,562	170,232
Weighted average remaining contractual life (years)	3.56	2.82	2.62

(c) Options with an exercise price of $ 3.46 – $ 6.00:
Outstanding at beginning of year			-
Granted			805,933
Exercised			-
Forfeited			(11,600)
Expired			-
Outstanding at end of year			794,333
Exercisable at end of year			-
Weighted average remaining contractual life (years)			9.36

Each option that is exercisable affords the right to acquire one ordinary share of the Company.

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 14 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands

Payroll and related expenses	2,098	2,282	2,956
Materials and subcontractors	477	520	794
Professional services	468	468	1,112
Research and clinical trials	447	2,568	8,613
Rent and maintenance	651	641	763
Depreciation	565	727	676
Share-based compensation	107	152	252
Others	146	175	183
	4,959	7,533	15,349

NOTE 15 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands

Payroll and related expenses	790	830	755
Rent and maintenance	206	177	195
Professional services	1,164	1,178	1,208
Overseas travel and trade shows	25	66	89
Depreciation	20	20	25
Share-based compensation	230	229	284
Insurance	14	67	143
Others	160	221	398
	2,609	2,788	3,097

NOTE 16 - FINANCIAL INCOME (EXPENSES):

Financial income:

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands
Interest on cash equivalents and short term bank deposits	172	44	176
Changes in fair value of derivative financial instruments, see note 4			230
Gain on changes in exchange rates	146	589	60
	318	633	466

Financial expenses:

Bank fees	23	16	16
Changes in fair value of derivative financial instruments, see note 4	204	213
	227	229	16
Financial income, net	91	404	450

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 17 - LOSS PER SHARE

The basic loss per share is computed by dividing the Company's loss attributable to the holders of shares by the weighted average number of ordinary shares outstanding during the period.

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands (except per share amounts)
Net loss per year as reported in the statements of comprehensive loss	5,693	7,180	13,362
Weighted average of ordinary shares outstanding during the period	4,825	7,791	11,448
Basic and diluted loss per share	(1.18)	(0.92)	(1.17)

The diluted loss per share does not include 1,220,852, 824,132 and 768,040 options granted to employees and service providers for the years ended December 31, 2016, 2015 and 2014, respectively, 313,588 warrants (Series 1) which were issued in 2010 and expired in 2014, 577,795 warrants (Series 7) which were issued in 2014 and expired in 2015, 103,673 warrants which were issued to institutional investors in 2010 and expired in 2014, 92,400 warrants which were issued to institutional investors in 2013 and expired in 2015, 198,812 warrants which were issued to several investors in 2013 and 80,166 warrants which were issued to several investors in 2014 and expired in 2016, because the effect of their inclusion in the calculation would be anti-dilutive.

NOTE 18 - EXPENSES RELATING TO EMPLOYEE BENEFITS

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands
Payroll and other benefits	2,702	2,824	3,343
Social security	127	143	173
Share-based compensation	337	381	536
Post-employment benefits - defined contribution plan	290	303	369
	3,456	3,651	4,421
Average number of employees to which these benefits are related	43	47	56

INTEC PHARMA LTD.

NOTES TO THE FINANCIAL STATEMENTS (continued)

NOTE 19 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

"Related party" – has the meaning set forth in IAS 24R.

The Company’s key management personnel (who are included, together with other persons, within the definition of "related parties" as defined in IAS 24R) in 2014 include the members of the Board of Directors, the CEO and the former Co-CEO and in 2015 and 2016 include the members of the Board of Directors and the CEO.

a.	Transactions with related parties:

	Year ended December 31
	2014	2015	2016
	U.S. dollars in thousands
Key management compensation expenses:
Salaries and short-term employee benefits	626	430	628
Long term employment benefits	46	30	43
Share-based compensation expenses	169	84	290
	841	544	961

b.	Balances with related parties:

	December 31
	2015	2016
	U.S. dollars in thousands
Statement of financial position items -
current liabilities - Accounts payable and accruals - other	37	44

NOTE 20 - EVENTS SUBSEQUENT TO DECEMBER 31, 2016:

On March 10, 2017, the Company entered into agreements for a private placement with several private and institutional investors, in accordance with which and as of the approval of the financial statements date, the Company allocated the offerees an overall quantity of 2,289,638 ordinary shares with no par value for gross proceeds of approximately $10 million. The chairman of the board of directors and two other board members have participated in this private placement.

ITEM 19. Exhibits.

Exhibit No.	Exhibit Description

1.1*	Certificate of Incorporation of Orly Guy Ltd., dated October 23, 2000

1.2*	Certificate of Name Change of Orly Guy Ltd. to Intec Pharmaceutical (2000) Ltd., dated February 7, 2001

1.3*	Certificate of Name Change of Intec Pharmaceutical (2000) Ltd. to Intec Pharma Ltd., dated March 15, 2004

1.4	Articles of Association of Intec Pharma Ltd.

2.1***	Specimen share certificate

4.1+*	Joint Venture for R&D, dated June 1, 2000, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharmaceutical Partnership Ltd.

4.2+*	Notice of Extension Letter, dated October 5, 2004, from Intec Pharma Ltd. to Yissum Research Development Company of the Hebrew University of Jerusalem

4.3*	Amendment, dated July 13, 2005, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture for R&D Agreement dated June 1, 2000

4.4*	Research Agreement, dated January 15, 2008, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd.

4.5*	Form of Indemnification Letter

4.6*	Intec Pharma Ltd. 2005 Share Option Plan

4.7****	Intec Pharma Ltd. 2015 Equity Incentive Plan

4.8*	Subscription Agreement between Intec Pharma Ltd. and the investors listed on Schedules A and C thereto, dated August 6, 2013, including forms of Certificates of Warrants

4.9*	Addendum & Amendment to that certain Subscription Agreement of August 6, 2013, dated October 20, 2014, by and between Intec Pharma Ltd. and Gabriel Capital Management (GP) Ltd.

4.10*	Unprotected Lease Agreement between Intec Pharma Ltd. and R.M.P.A. Assets Ltd., dated June 2, 2003, together with supplements thereto dated as of April 21, 2004, January 1, 2006, December 15, 2009 and January 18, 2011

144

4.11*****	Lease Agreement – Appendix between Intec Pharma Ltd. and R.M.P.A. Assets Ltd., dated October 28, 2015

4.12*	Employment Agreement, dated August 1, 2008, between Intec Pharma Ltd. and Giora Carni as amended by the Agreement, dated October 12, 2010, and the Addendum to Agreement, dated October 21, 2013

4.13*	Employment Agreement, dated June 1, 2009, between Intec Pharma Ltd. and Zeev Weiss as amended by Amendment to Agreement, dated 2012 and Addendum to Agreement, dated November 11, 2013

4.14	Service Agreement, dated May 14, 2016, between Intec Pharma Ltd. and John Warren Kozarich.

4.15*	Employment Agreement, dated January 15, 2006, between Intec Pharma Ltd. and Nadav Navon, as amended by Annex to Employment Agreement, dated May 29, 2011, Addendum to Agreement, dated March 2012 and Amendment to Agreement, dated October 21, 2013

4.16*	Employment Agreement, dated December 31, 2014, between Intec Pharma Ltd. and Oren Mohar.

4.17	Employment Agreement, dated November 1, 2004, between Intec Pharma Ltd. and Zvi Joseph, as amended by Addendum to Employment Agreement, dated October 20, 2009, Addendum to Agreement, dated July 28, 2011, Addendum to Agreement, dated October 21, 2013 and Addendum to Agreement dated July 19, 2016.

4.18+**	Research, Option and License Agreement, dated April 15, 2015, between Intec Pharma Ltd. and Biogen MA Inc.

4.19**	Registration Rights Agreement, dated as of July 8, 2015, by and among Intec Pharma Ltd., Gabriel Capital Management (GP) Ltd. and the other persons identified on Schedule A thereto

4.20***	Form of Indemnification Agreement

4.21***	Form of Exemption from Liability

4.22+**

Amendment, dated March 12, 2015, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture of R&D Agreement dated June 1, 2000.

4.23	Form of Subscription Agreement, dated March 10, 2017, by and among Intec Pharma Ltd. and the investors identified on signature page thereto.

12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited

*	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 filed with the SEC on June 9, 2015.

145

**	Incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 16, 2015.
***	Incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 28, 2015.
****	Incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on February 25, 2016.
*****	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on March 14, 2016.
+	Certain portions of this agreement have been omitted under a confidential treatment order pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the SEC.

146

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTEC PHARMA LTD.

By:	/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

Date: April 7, 2017

147