Form 20-F
period 2017-12-31
Intec Pharma Ltd.
filed 2018-03-09
CIK 1638381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
Or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-37521

INTEC PHARMA LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

State of Israel

 (Jurisdiction of incorporation or organization)

12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel

 (Address of principal executive offices)

Jeffrey A. Meckler

Chief Executive Officer

12 Hartom Street, Har Hotzvim

Jerusalem 9777512, Israel
Tel: (+972) (2) 586-4657

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, no par value	Nasdaq Capital Market

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,075,770

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

All references to “we,” “us,” “our,” “Intec”, “the Company” and “our Company”, in this Annual Report on Form 20-F, or our annual report, are to Intec Pharma Ltd. and its U.S. subsidiary Intec Pharma Inc., unless the context otherwise requires. All references to “ordinary shares” and “share capital” refer to ordinary shares and share capital of Intec. All references to “Israel” are to the State of Israel. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this annual report to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

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

●

We are a clinical stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable.

●	Our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern.

●	Because of our limited operating history, we may not be able to successfully operate our business or execute our business plan.

●	We face continuous technological change, and developments by competitors may render our products or technologies obsolete or non-competitive. If our new or existing product candidates are rendered obsolete or non-competitive, our marketing and sales will suffer and we may never be profitable.

●	We license our core technology on an exclusive basis from Yissum (Hebrew University), and we could lose our rights to this license if a dispute with Yissum arises or if we fail to comply with the financial and other terms of the license.

●	If we fail to adequately protect, enforce or secure rights to the patents which were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

●	Our product candidates are at various stages of preclinical and clinical development and may never be commercialized.

●	We cannot be certain that the results of our potential Phase III clinical trials, even if all endpoints are met, will support regulatory approval of any of our product candidates for any indication.

●	Our product candidates are subject to extensive regulation and are at various stages of regulatory development and may never obtain regulatory approval.

●	We are subject to anti-kickback laws and regulations. Our failure to comply with these laws and regulations could have adverse consequences to us.

●	Potential political, economic and military instability in the State of Israel, where some of our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

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

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.     Selected Financial Data.

The following tables summarize our financial data. We have derived the selected statements of comprehensive loss data for the years ended December 31, 2015, 2016 and 2017 and the statements of financial position as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of comprehensive loss data for the years ended December 2013 and 2014, and the statements of financial position as of December 31, 2013, 2014 and 2015 have been derived from other audited financial statements not included in this Form 20-F. The following selected financial data for our Company should be read in conjunction with the financial information, “Item 5. Operating and Financial Review and Prospects” and other information provided elsewhere in this annual report on Form 20-F and our consolidated financial statements and related notes. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety thereby.

Our consolidated financial statements included in this annual report were prepared in accordance with IFRS, as issued by the IASB.

Our functional and reporting currency for the years ended December 31, 2015 and earlier was the New Israeli Shekel. Effective January 1, 2016, our functional and reporting currency is the U.S. dollar as a result of the significant increase in our expenses denominated in U.S. dollars, primarily due to expenses associated with our Phase III clinical trial. Due to the change in our functional and reporting currency from the NIS to the U.S. dollar, effective January 1, 2016, the amounts for 2015 have been restated in U.S. dollars using the methodology set forth in Note 2c to our consolidated financial statements for the year ended December 31, 2017.

Unless otherwise noted, for the purposes of annual financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.467 NIS to $1.00 U.S. dollar, the daily representative rate in effect as of December 31, 2017. For the periods in which our functional currency was the NIS, the financial data presented in the following discussion has been translated into U.S. dollars using the method of conversion used to translate our financial statements, see Note 2c to our consolidated financial statements. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

As of December 31, 2017, the daily representative rate of NIS per U.S. dollars was 3.467. The following table sets forth information regarding the exchange rates of NIS per U.S. dollars for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471

	NIS per U.S. $
Month Ended	High	Low	Average	Period End
March 2018 (through March 7, 2018)	3.469	3.456	3.464	3.466
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.5035	3.467
November 2017	3.544	3.499	3.5172	3.499
October 2017	3.542	3.491	3.5124	3.521

The following selected financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and “Operating and Financial Review and Prospects,” both of which are included elsewhere in this annual report.

	Year ended December 31,
	2013	2014	2015	2016	2017
	USD in thousands
Statements of comprehensive loss data:
Research and development expenses	$(5,065)	$(4,959)	$(7,533)	$(15,349)	$(21,492)
Participation in (repayment of) research and development expenses	2,325	1,550	2,718	4,600	(2,803)
Research and development expenses, net	(2,740)	(3,409)	(4,815)	(10,749)	(24,295)
General and administrative expenses	(2,427)	(2,609)	(2,788)	(3,097)	(5,144)
Other gains, net	131	234	19	34	218
Operating loss	(5,036)	(5,784)	(7,584)	(13,812)	(29,221)
Financial income	120	318	633	466	358
Financial expenses	(180)	(227)	(229)	(16)	(201)
Financial income, net	(60)	91	404	450	157
Loss before taxes on income	(5,096)	(5,693)	(7,180)	(13,362)	(29,064)
Taxes on income	—	—	—	—	(29)
Net loss	(5,096)	(5,693)	(7,180)	(13,362)	(29,093)
Other comprehensive income (loss)- currency translation differences	406	(805)	(664)	—	—
Comprehensive loss	$(4,690)	$(6,498)	$(7,844)	$(13,362)	$(29,093)

Basic and diluted loss per ordinary share	$(1.18)	$(1.18)	$(0.92)	$(1.17)	$(1.65)
Number of ordinary shares used in computing loss per ordinary share (in thousands)	4,322	4,825	7,791	11,448	17,660

	Year ended December 31,
	2013	2014	2015	2016	2017
	USD in thousands
Statement of financial position:
Cash and cash equivalents	$3,389	$5,731	$23,649	$16,376	$53,324
Short term bank deposits	—	—	5,000	—	—
Financial assets at fair value through profit or loss	5,153	2,011	2,024	1,852	1,825
Restricted bank deposits	75	75	62	62	69
Other receivables	744	288	2,361	2,384	1,125
Property and equipment	4,319	4,397	4,076	4,047	8,206
Total assets	13,680	12,502	37,172	24,721	64,549
Accounts payable and accruals	1,418	1,857	1,315	1,920	5,747
Derivative financial instruments	2,967	1,164	327	97	—
Total liabilities	4,385	3,021	1,642	2,017	5,747
Total equity	$9,295	$9,481	$35,530	$22,704	$58,802

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

Risks Related to Our Company and Its Business

An investment in our securities involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this annual report on Form 20-F, including the audited consolidated financial statements and the related notes included in this annual report beginning on page F-1, before deciding whether to invest in our ordinary shares. If any of the risks discussed below actually occur, our business, financial condition, operating results and cash flows could be materially adversely affected. The risks described below are not the only risks facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. This could cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment.

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

We are a clinical stage biopharmaceutical company that was incorporated in 2000. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials. Our two most advanced therapeutic candidates are in clinical stages. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. We also expect to incur significant operating and capital expenditures and anticipate that our expenses and losses will increase substantially in the foreseeable future as we:

●	initiate and manage preclinical development and clinical trials for our current and any new product candidates;

●	prepare new drug applications, or NDAs, for our product candidates, assuming that the clinical trial data support an NDA;

●	seek regulatory approvals for our current product candidates, or future product candidates, if any;

●	implement internal systems and infrastructure;

●	seek to in-license additional technologies for development, if any;

●	hire additional management and other personnel; and

●	move towards commercialization of our product candidates and future product candidates, if any.

We may out-license our ability to generate revenue from one or more of our product candidates, depending on a number of factors, including our ability to:

●	obtain favorable results from and progress the clinical development of our product candidates;

●	develop and obtain regulatory approvals in the countries and for the uses we intend to pursue for our product candidates;

●	subject to successful completion of registration, clinical trials and perhaps additional clinical trials of any product candidate, apply for and obtain marketing approval in the countries we intend to pursue for such product candidate; and

●	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels, subject to the receipt of marketing approval.

For the years ended December 31, 2016 and 2017, we had net losses of $13.4 million and $29.1 million, respectively, and we expect such losses to continue for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If our product candidates fail in clinical trials or do not gain regulatory clearance or approval, or if our product candidates do not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of our ordinary shares and our ability to raise additional financing. A substantial decline in the value of our ordinary shares would also affect the price at which we could sell shares to secure future funding, which could dilute the ownership interest of current shareholders.

Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits. As a result, our 2017 annual consolidated financial statements note that there is a substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern.

Our independent registered public accounting firm has issued its report on our consolidated financial statements for the year ended December 31, 2017 and included an explanatory paragraph stating that the Company has suffered recurring losses from operations and negative cash outflows from operating activities that raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the U.S. Food and Drug Administration, or the FDA, or other regulatory authorities approve, and we successfully commercialize, our product candidates. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations, such as public or private offerings. There can be no assurance that we will succeed in obtaining the necessary financing to continue our operations. The perception that we might be unable to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees. If we cannot successfully continue as a going concern, our shareholders may lose their entire investment in our ordinary shares.

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

We have a limited operating history upon which to evaluate our proposed business and prospects. Our proposed business operations will be subject to numerous risks, uncertainties, expenses and difficulties associated with early-stage enterprises. Such risks include, but are not limited to, the following:

●	the absence of a lengthy operating history;

●	insufficient capital to fully realize our operating plan;

●	our ability to obtain FDA approvals in a timely manner, if ever, or that the approved label indications are sufficiently broad to make sale of the products commercially feasible;

●	expected continual losses for the foreseeable future;

●	operating in an environment that is highly regulated by a number of agencies;

●	social and political unrest;

●	operating in multiple currencies;

●	our ability to anticipate and adapt to a developing market(s);

●	acceptance of our Accordion Pill platform technology, or Accordion Pill, by the medical community and consumers;

●	limited marketing experience;

●	a competitive environment characterized by well-established and well-capitalized competitors;

●	the ability to identify, attract and retain qualified personnel; and

●	reliance on key personnel.

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

We have not yet commercialized any products or technologies, and we may never be able to do so. We do not know when or if we will complete any of our product development efforts, obtain regulatory approval for any product candidates incorporating our technologies or successfully commercialize any approved products. Even if we are successful in developing products that are approved for marketing, we will not be successful unless these products gain market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the countries, and for the uses, we intend to pursue with respect to the commercialization of our product candidates;

●	the competitive environment;

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our products and their potential advantages over other therapeutic products;

●	our ability to enter into strategic agreements with pharmaceutical and biotechnology companies with strong marketing and sales capabilities;

●	the adequacy and success of distribution, sales and marketing efforts;

●	the establishment of external, and potentially, internal, sales and marketing capabilities to effectively market and sell our product candidates in the United States and other countries; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

Our business is currently in the research and development stage, and we have not yet generated revenues from our operations. Our consolidated financial statements include a note describing our current operations and the incurrence of future losses from our research and development activities. As of December 31, 2017, we had incurred cumulative losses of approximately $90.5 million. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve one of our product candidates and/or we successfully commercialize (including out-licensing) such product candidate. These factors raise substantial doubt about our ability to continue as a going concern. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations. If we are unsuccessful in raising capital, we may need to curtail or cease operations.

If we are unable to establish sales, marketing and distribution capabilities or enter into successful relationships with third parties to perform these services, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales or marketing infrastructure and have no experience in the sale, marketing or distribution of products. To achieve commercial success for any product for which we have obtained marketing approval, we will need to establish a sales and marketing infrastructure or to out-license the product.

In the future, we may consider building a focused sales and marketing infrastructure to market AP-CDLD and potentially other product candidates in the United States, if and when they are approved (although we are not currently developing or seeking a partner to develop AP-ZP and we have not presently budgeted any funds toward its development. In the future, we may consider viable partnership opportunities for this product candidate). There are risks involved with establishing our own sales, marketing and distribution capabilities. For example, recruiting and training a sales force could be expensive and time consuming and could delay any product launch. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

●	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

●	the inability of sales personnel to obtain access to physicians;

●	the lack of adequate numbers of physicians to prescribe any future products;

●	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

●	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are unable to establish our own sales, marketing and distribution capabilities or enter into successful arrangements with third parties to perform these services, our product revenues and our profitability, may be materially adversely affected.

In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates inside or outside of the United States or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

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

If any of our products are approved, we expect to compete against fully-integrated pharmaceutical and biotechnology companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing drugs;

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

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

In addition, potential adverse events caused by our product candidates could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of our product candidates. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. We do not have product liability insurance (and currently have insurance coverage for each specific clinical trial, which covers a certain number of trial participants and which varies based on the particular clinical trial) and if we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize our product candidates. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of our ordinary shares.

We face continuous technological change, and developments by competitors may render our products or technologies obsolete or non-competitive. If our new or existing product candidates are rendered obsolete or non-competitive, our marketing and sales will suffer and we may never be profitable.

If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities could be reduced or eliminated. The extent to which any of our product candidates achieve market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our potential competitors include large integrated pharmaceutical companies, biotechnology companies that currently have drug and target discovery efforts, universities, and public and private research institutions. Almost all of these entities have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing and sales resources than we do. These organizations also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with the technology we are developing;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

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

Global economic, capital market and political conditions could affect our ability to raise capital and could disrupt or delay the performance of our third-party contractors and suppliers.

Our ability to raise capital may be adversely affected by changes in global economic conditions and geopolitical risks, including credit market conditions, levels of consumer and business confidence, exchange rates, levels of government spending and deficits, trade policies, political conditions, actual or anticipated default on sovereign debt and other challenges that could affect the global economy. These economic conditions affect businesses such as ours in a number of ways. Tightening of credit in financial markets could adversely affect our ability to obtain financing. Similarly, such tightening of credit may adversely affect our supplier base and increase the potential for one or more of our suppliers to experience financial distress or bankruptcy. Our global business is also adversely affected by decreases in the general level of economic activity, such as decreases in business and consumer spending.

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

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act of 1933, as amended, or the Securities Act. For so long as we remain an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis);

●	submit certain executive compensation matters to shareholders advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

●	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

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

As a “foreign private issuer,” we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Capital Market for domestic U.S. issuers. For instance, we currently follow home country practice in Israel with regard to director nomination procedures and quorum requirements. In addition, we may follow our home country law instead of the Listing Rules of the NASDAQ Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our Company, certain transactions other than a public offering involving issuances of a 20% or greater interest in our Company, and certain acquisitions of the stock or assets of another company. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Capital Market applicable to domestic U.S. issuers. See “Item 16G. Corporate Governance — NASDAQ Capital Market Listing Rules and Home Country Practices.”

Were we to lose our status as a “foreign private issuer,” the costs incurred and management time required in fulfilling the additional regulatory requirements of a U.S. domestic company could be substantial.

In order to maintain our current status as a “foreign private issuer”, more than 50% of our outstanding voting securities must not be directly or indirectly owned by residents of the United States, and we must not have any of the following: (i) a majority of our executive officers or directors being Untied States citizens or residents, (ii) more than 50% of our assets being located in the United States, or (iii) our business being principally administered in the United States. If we were to lose our “foreign private issuer” status:

●	we would no longer be exempt from certain of the provisions of U.S. securities laws, such as Regulation FD and the Section 16 short swing profit rules;

●	we would be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K; and

●	we may lose the ability to rely upon exemptions from NASDAQ Capital Market corporate governance requirements that are available to foreign private issuers.

A “foreign private issuer” must determine its status on the last business day of its most recently completed second fiscal quarter which in our case is June, and a change in status (if any) would take effect as of the first day of the following fiscal year. If a “foreign private issuer” no longer satisfies these requirements, it will become subject to U.S. domestic reporting requirements on the first day of its fiscal year immediately succeeding such determination.

The regulatory and compliance costs to us under U.S. securities laws to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer.

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

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

●	the degree and range of protection any patents will afford us against competitors;

●	if and when patents will be issued;

●	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

●	we may be subject to interference proceedings;

●	we may be subject to opposition or post-grant proceedings in foreign countries;

●	any patents that are issued may not provide sufficient protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed;

●	enforcement of patents is complex, uncertain and expensive; and

●	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

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

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of ours and others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome were favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

We have entered into license and collaboration agreements with other parties, including other pharmaceutical companies, and intend to continue to do so in the future. We and our counterparties to these agreements have granted and may grant each other, and have or may claim against each other, certain rights with respect to the other party’s intellectual property and the intellectual property that we have or may jointly develop, including rights of co-ownership and rights of first refusal in the event that we or our counterparties seek to subsequently license or sell such intellectual property. For instance, a former partner under a terminated collaboration agreement previously indicated to us after the termination of such agreement that it believed it had a right of first offer with respect to a future license by us of certain intellectual property that existed in 2008 and is contained in AP-CDLD. We do not believe that this party has any such right. However, the cost to us of any litigation or other proceeding relating to our license and collaboration agreements, our licensed patents or patent applications or other intellectual property, even if resolved in our favor, could be substantial, divert management’s resources and attention and delay or impair our ability to license or sell such intellectual property. Our ability to enforce our intellectual property protection could be limited by our financial resources, and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their intellectual property and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that the court will decide that we are infringing the third party’s intellectual property and will order us to stop the activities claimed by the intellectual property, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

Moreover, there is no guarantee that any prevailing patent or other intellectual property owner would offer us a license so that we could continue to engage in activities claimed by the patent or other intellectual property, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidates, technologies or other matters. Any claims of infringement or other breach of license or collaboration agreement asserted against us, whether or not successful, may have a material adverse effect on us.

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

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to obtain these types of agreements from our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with our products. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our trade secrets or proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

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

Although the clinical trials performed to date using AP-CDLD have shown promising results, these results were generated from open-label studies not performed under an FDA issued investigational new drug application, or IND, and were conducted at a limited number of clinical sites on a limited number of patients. An “open-label” trial is one where both the patient and investigator know whether the patient is receiving the test article or either an existing approved drug or placebo. Open-label trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label studies are aware that they are receiving treatment. Open-label trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge.

Given that these were open label studies, not conducted under an FDA issued IND, the FDA may decide not to consider the data that we collected from these open-label studies, even though we are obligated to submit these data to the FDA. The FDA will accept a well-designed, well-conducted, non-IND foreign study as support for an application for marketing approval if the study was conducted in accordance with Good Clinical Practice, or GCP, and if the FDA is able to validate the data from the study through an onsite inspection, if necessary. GCP is an international ethical and scientific quality standard for designing, conducting, recording, and reporting trials that involve the participation of human subjects. Compliance with this standard provides public assurance that the rights, safety, and well-being of study subjects are protected, and that the clinical trial data are credible. GCP includes review and approval by an independent ethics committee, or IEC, such as an institutional review board, or IRB, before initiating a study. It also includes continuing review of an ongoing study by an IEC, and obtaining the freely given informed consent of the subject (or a subject’s legally authorized representative, if a subject is unable to provide informed consent) before initiating a study.

Our Phase II clinical trial for AP-CDLD was conducted at several medical centers in Israel. Patients in Israel are genetically similar to European patients and U.S. patients of European descent, but there may be unidentified genetic differences that may result in variable therapeutic response in certain subpopulations in these countries or in patients in other countries. Furthermore, although our initial safety profile has been favorable, safety could be dependent on operator skills. It is possible that we may experience a higher rate of adverse events in the future with wider application of our Accordion Pill technology in real-world practice outside of clinical trials.

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

We intend to seek FDA approval for our product candidates implementing our Accordion Pill technology through the Section 505(b)(2) regulatory pathway. Pursuant to Section 505(b)(2) of the FDCA, a NDA under Section 505(b)(2) is permitted to reference safety and effectiveness data submitted by the sponsor of a previously approved drug as part of its NDA, or rely on FDA’s prior conclusions regarding the safety and effectiveness of that previously approved drug, or rely in part on data in the public domain. Reliance on data collected by others may expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for product approval. If this were to occur, the time and financial resources required to obtain FDA approval, and complications and risks associated with regulatory approval of our product candidates, would likely substantially increase. Moreover, our inability to pursue the Section 505(b)(2) regulatory pathway may result in new competitive products reaching the market more quickly than our product, which would likely materially adversely impact our competitive position and prospects. Even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this will ultimately lead to accelerated product development or earlier approval. A 505(b)(2) applicant may rely on the FDA’s finding of safety and effectiveness for a previously approved drug only to the extent that the proposed product in the 505(b)(2) application shares characteristics (e.g., active ingredient, dosage form, route of administration, strength, indication, conditions of use) in common with the previously approved drug. To the extent that the previously approved drug and the drug proposed in the 505(b)(2) application differ (e.g., a product with a different dosage form or route of administration), the 505(b)(2) application must include sufficient data to support those differences.

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

Even if we receive regulatory approval to market a particular product candidate, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of FDA approval of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the products, manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

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

Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions to current or future trials which would have a material adverse effect on our ability to advance products and generate revenues.

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trial and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including, but not limited to:

●	unforeseen safety issues;

●	clinical holds or suspension of a clinical trial by the FDA, us, ethics committees, or the data safety monitoring board(DSMB) to determine proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers to manufacture our product candidates in accordance with current Good Manufacturing Practices, or cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of patient recruitment and enrollment;

●	lack of healthy volunteers and patients to conduct trials;

●	inability to monitor patients adequately during or after treatment;

●	failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of IRBs to approve or renew approvals of our clinical trial protocols;

●	inability or unwillingness of medical investigators to follow our clinical trial protocols; and

●	lack of sufficient funding to finance the clinical trials.

As noted above, we, regulatory authorities, IRBs or DSMBs may suspend our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the regulatory authorities find deficiencies in our regulatory submissions or conduct of these trials. For example, a DSMB has been selected for the Phase III clinical trial of AP-CDLD and has been and will continue to periodically review the safety data of the trial. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop products and generate revenue.

We may be forced to abandon development of certain products altogether, which will significantly impair our ability to generate product revenues.

Upon the completion of any clinical trial, if at all, the results of these trials might not support the claims sought by us. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for its indicated uses. Any such failure may cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. If the clinical trials do not support our drug product claims, the completion of development of such product candidates may be significantly delayed or abandoned, which would significantly impair our ability to generate product revenues and would materially adversely affect our business, financial condition or results of operations.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended, or the Affordable Care Act, which was amended by the Health Care and Education Affordability Reconciliation Act, or collectively, PPACA, became law in the United States. The goal of PPACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. Among other measures, PPACA imposes increased rebates on manufacturers for certain covered drug products reimbursed by state Medicaid programs. The PPACA remains subject to continuing legislative scrutiny, including efforts by Congress to repeal and amend a number of its provisions, as well as administrative actions delaying the effectiveness of key provisions. In addition, there have been lawsuits filed by various stakeholders pertaining to certain portions of the PPACA that may have the effect of modifying or altering various parts of the law. Efforts to date to amend or repeal the PPACA have generally been unsuccessful. However, the 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, have resulted in additional efforts to amend or delay implementation of parts of the PPACA. In December 2017, new tax legislation was passed which repealed the part of PPACA that had imposed penalties against individuals for failure to purchase health insurance, commonly known as the individual mandate. The nonpartisan Congressional Budget Office, or CBO, has predicted that the repeal of the individual mandate will cause 13 million fewer Americans to be insured in 2027 compared with the prior version of the law. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

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

In the event that we were to market products in the United States, we would be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct or will conduct our business. The laws that may affect our ability to operate include, but are not limited to, the following:

●	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under government healthcare programs such as the Medicare and Medicaid programs;

●	the Anti-Inducement Law, which prohibits persons from offering or paying remuneration to Medicare and Medicaid beneficiaries to induce them to use items or services paid for in whole or in part by the Medicare or Medicaid programs;

●	the Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, prohibits physicians from referring Medicare or Medicaid patients for certain designated items or services where that physician or family member has a financial interest in the entity provided the designated item or service;

●	federal false claims laws that prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other government healthcare programs that are false or fraudulent;

●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers; and

●	federal, state and local taxation laws applicable to the marketing and sale of our products.

Further, the PPACA, among other things, amended the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty of fraud or false claims under PPACA without actual knowledge of the statute or specific intent to violate it. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statue constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare, Medicaid and other government programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, results of operations and financial condition.

PPACA also contains legislation commonly known as the Physician Payments Sunshine Act, or Sunshine Act, which requires CMS to annually collect and display information reported by device and pharmaceutical manufacturers about payments to physicians and teaching hospitals and ownership of their stock by physicians. Pursuant to the Sunshine Act, CMS created the federal Open Payments program, under which data collected for each calendar year is published by CMS in June of the following calendar year. For example, data that was submitted by applicable manufacturers for the 2016 calendar year was published on June 30, 2017. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not reported.

The 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, have resulted in additional efforts to amend or delay implementation parts of the PPACA. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

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

We and our contract manufacturers, if any, are, and will be, subject to extensive governmental regulation in connection with the manufacture of any pharmaceutical products. The FDA and foreign regulators require manufacturers to register manufacturing facilities. The FDA and foreign regulators also inspect these facilities to confirm compliance with cGMP or similar requirements that the FDA or foreign regulators establish. We and our contract manufacturers must ensure that all of the processes, methods and equipment are compliant with cGMP for drugs on an ongoing basis, as mandated by the FDA and other regulatory authorities, and conduct extensive audits of vendors, contract laboratories and suppliers. The FDA will likely condition grant of any marketing approval, if any, on a satisfactory on-site inspection of our manufacturing facilities.

We currently manufacture our product candidates used in clinical testing and we order certain materials from single-source suppliers. If the supply of any of these single-sourced materials is delayed or ceases, we may not be able to produce the related product in a timely manner or in sufficient quantities, if at all, causing us to be unable to further develop our product candidates or bring them to market or continue to develop our technology, which could materially and adversely affect our business. In addition, a single-source supplier of a key component of one or more of our product candidates could potentially exert significant bargaining power over price, quality, warranty claims or other terms relating to the single-sourced materials. Our materials suppliers may face manufacturing or quality control problems causing product production and shipment delays or a situation where the supplier may not be able to maintain compliance with the FDA’s cGMP requirements, or those of foreign regulators, necessary to continue manufacturing our drug substance or raw materials. Drug manufacturers are subject to ongoing periodic unannounced inspections by the FDA, the United States Drug Enforcement Agency, or DEA, and corresponding foreign regulatory agencies to ensure strict compliance with cGMP requirements and other governmental regulations and corresponding foreign standards. Any failure by us or our suppliers to comply with DEA requirements or FDA or foreign regulatory requirements could adversely affect our clinical research activities and our ability to market and develop our products.

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

Completion of any current or future Phase III clinical trial and commercialization of our product candidates will require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. There can be no assurance that our product candidates, if approved, can be manufactured in sufficient commercial quantities, in compliance with regulatory requirements and at an acceptable cost. Although we believe our facilities are sufficient to manufacture our product candidate needs for Phase III clinical trials, we may be incorrect and we may not have the resources or facilities to manufacture our product candidates for Phase III clinical trials or commercial purposes on our own, and we may not develop or acquire facilities for the manufacture of product candidates for such purposes in the foreseeable future. We may rely on contract manufacturers to produce sufficient quantities of our product candidates necessary for any Phase III clinical testing we undertake in the future and for commercialization of our products. With respect to the future commercialization of the AP-CDLD, we have decided to rely on third-party manufacturers, and currently are in advanced discussions with a Commercial Manufacturing Organization (CMO). Such a manufacturing partner (or any other potential contract manufacturer(s) in general) may be the sole source of production, and they may have limited experience at manufacturing, formulating, analyzing, filling and finishing our types of product candidates. Establishing a manufacturing facility to produce commercial quantities of our products will require a substantial investment by any party intending to manufacture our products. If our current and future manufacturing and supply strategies are unsuccessful, we may be unable to conduct and complete any future Phase III clinical trials or commercialize our product candidates in a timely manner, if at all.

Manufacturing our product candidates is subject to extensive governmental regulation. See “Item 4. Information on the Company - Government Regulation.” Future FDA, state and foreign inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers, if any, that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development. The FDA will likely condition grant of any marketing approval, if any, on a satisfactory on-site inspection of our manufacturing facilities.

We have limited experience manufacturing our product candidates at a commercial scale. We may not be able to manufacture our product candidates in quantities sufficient for commercial launch of our product candidates, if our product candidates are approved, or for any future commercial demand for our product candidates.

We have only limited experience in manufacturing commercial quantities of our product candidates. If our product candidates are approved for commercialization and marketing, we may be required to manufacture the product in large quantities to meet demand. Producing products in commercial quantities requires developing and adhering to complex manufacturing processes that are different from the manufacture of products in smaller quantities for clinical trials, including adherence to regulatory standards. Although we believe that we have developed processes and protocols that will enable us or any third-party manufacturer that we select to manufacture commercial-scale quantities of products at acceptable costs, we cannot provide assurance that such processes and protocols will enable us to manufacture in quantities that may be required for commercialization of the applicable product with yields and at costs that will be commercially attractive. If we or any third-party manufacturer that we select are unable to establish or maintain commercial manufacture of the product or are unable to do so at costs that we currently anticipate, our business could be adversely affected. With respect to the future commercialization of the AP-CDLD, we have decided to rely on third-party manufacturers, and currently are in advanced discussions with a Commercial Manufacturing Organization (CMO).

If we are unable to use our manufacturing facility for any reason, the manufacture of clinical supplies of our candidates would be delayed, which would harm our business.

We currently manufacture all clinical supply of all our product candidates at our own manufacturing facility. If we were to lose the use of our facility or equipment, our manufacturing facility and manufacturing equipment would be difficult to replace and could require substantial replacement lead time and substantial additional funds. Our facility may be affected by natural disasters, such as floods or fire, or we may lose the use of our facility due to manufacturing issues that arise at our facility, such as contamination or regulatory concerns following a regulatory inspection of our facility. We do not currently have back-up capacity. In the event of a loss of the use of all or a portion of our facility or equipment for the reasons stated above or any other reason, we would be unable to manufacture any of our product candidates until such time as our facility could be repaired, rebuilt or we are able to address other manufacturing issues at our facility. Although we currently maintain property insurance with personal property limits of up to NIS 40.0 million, business interruption insurance coverage of up to NIS 32.0 million for damage to our property and the disruption of our business from fire and other casualties, and up to NIS 120.0 million for expenses related to the ACCORDANCE study, our Phase III clinical trial for AP-CDLD, such insurance may not cover all occurrences of manufacturing disruption or be sufficient to cover all of our potential losses in the event of occurrences that are covered and may not continue to be available to us on acceptable terms, or at all.

We may rely on third-party manufacturers to manufacture commercial quantities of our product candidates, if our products are approved, and any failure by a third-party manufacturer or supplier may delay or impair our ability to commercialize our product candidates.

We have manufactured our product candidates for our preclinical studies, Phase I clinical trials, Phase II clinical trials and Phase III clinical trial in our own manufacturing facility, and with respect to the future commercialization of the AP-CDLD, we have decided to rely on third-party manufacturers, and currently are in advanced discussions with a Commercial Manufacturing Organization (CMO). We have relied, and we expect to continue to rely, on third-party manufacturers for certain raw materials (excipients, solvents and active pharmaceutical ingredients, or APIs), and as noted, possibly also for the commercial manufacturing of our AP-CDLD. Our reliance on third parties for the manufacture of these items increases the risk that we will not have sufficient quantities of these items or will not be able to obtain such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts. If the third-party manufacturers on whom we rely fail to supply these items and we need to enter into alternative arrangements with a different supplier, it could delay our product development activities, as we would have to requalify the casting and assembly processes pursuant to FDA requirements. If this failure of supply were to occur after we received approval for and commenced commercialization of AP-CDLD, we might be unable to meet the demand for this product and our business could be adversely affected. In addition, because we do not have any control over the process or timing of the supply of the APIs used in AP-CDLD, there is greater risk that we will not have sufficient quantities of these APIs at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

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

Our business involves the controlled use, directly or indirectly through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits or licenses required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities or the facilities of our service providers. For instance, we have undergone inspections and obtained approvals from various governmental agencies. We hold a business license with respect to testing, developing, storing and manufacturing pharmaceutical products at our current location from the municipality of Jerusalem, which is accompanied by additional terms and conditions approved by the Israeli Ministry of Environmental Protection, or the Ministry of Environmental Protection. The business license is currently valid until April 1, 2018 and we are in the process of renewing it. We also hold a toxic substances permit from the Ministry of Environmental Protection (the Hazardous Material Division) and a Certificate of GMP Compliance of a Manufacturer from the Israeli Ministry of Health – Pharmaceutical Administration. Failure to renew any of the foregoing licenses and permits may harm our on-going and future operations. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of our business license or, required environmental or other permits or consents.

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

In March 2010, President Obama signed into law the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers and impose additional health policy reforms. As amended, the PPACA expanded manufacturers’ rebate liability to include covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations, increased the minimum rebate due for innovator drugs (both single source drugs and innovator multiple source drugs) from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP or the difference between the AMP and best price, whichever is greater. The total rebate amount for innovator drugs is capped at 100.0% of AMP. The PPACA and subsequent legislation also narrowed the definition of AMP. Furthermore, the PPACA imposes a significant annual, nondeductible fee on companies that manufacture or import certain branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may affect our business practices with healthcare practitioners, and a significant number of provisions are not yet, or have only recently become, effective. Although it is too early to determine the effect of the PPACA, it appears likely to continue to put pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. However, the 2016 Presidential and Congressional elections resulting in the election of the Republican presidential nominee and the continuation of Republican majorities in both chambers of Congress, have resulted in additional efforts to amend or delay implementation parts of the PPACA. We ultimately cannot predict with any assurance the ultimate effect of the PPACA or changes to the PPACA on our Company, nor can we provide any assurance that its provisions will not have a material adverse effect on our business, financial condition, results of operations, cash flows and the trading price of our ordinary shares. In addition, we cannot predict whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. In August 2011, then President Obama signed into law the Budget Control Act of 2011, which, among other things, creates the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of an amount greater than $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several categories of healthcare providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Bipartisan Budget Act of 2015, signed into law on November 2, 2015, increased the rebates that generic drug manufacturers are obligated to pay under the Medicaid program by applying an inflation-based rebate formula to generic drugs that previously only applied to brand name drugs. If we ever obtain regulatory approval and commercialization of any of our product candidates, these new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

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

Our AP-CBD/THC, AP-THC and AP-CBD product candidates (collectively “AP-Cannabinoids”) use Cannabidiol and 9-Tetrahydrocannabinol individually or in combination, which are subject to U.S. and international controlled substance laws and regulations; our ability to commercialize the product will depend in part on the ultimate classification of the product under these laws and regulations.

Our AP-Cannabinoids product candidates for treatment of various indications, including low back pain, neuropathic pain and fibromyalgia, uses Cannabidiol, or CBD, and 9-Tetrahydrocannabinol, or THC. These products are quite distinct from crude herbal “medical marijuana,” and we intend to seek FDA approval for these products in accordance with the customary FDA approval process and based on adequate and well-controlled clinical studies as contemplated by section 355 of the Food, Drug, and Cosmetic Act, or FDCA. However, the active ingredients in our products are defined as controlled substances under the federal Controlled Substances Act of 1970, or CSA. Under the CSA, the Drug Enforcement Administration of the United States Department of Justice, or DEA, places each drug that has abuse potential into one of five categories. The five categories, referred to as Schedules I-V, carry different degrees of restriction. Each schedule is associated with a distinct set of controls that affect manufacturers, researchers, healthcare providers, and patients. The controls include registration with the DEA, labeling and packaging, production quotas, security, recordkeeping, and dispensing. Schedule I is the most restrictive, covering drugs that have “no accepted medical use” in the United States and that have high abuse potential.

If and when any of our product candidates receive FDA approval, the DEA will make a scheduling determination and place the product in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. Accordingly, our ability to ultimately commercialize the product will depend in part on the ultimate scheduling classification determination by DEA for our product.

The FDA has stated that it will continue to facilitate the work of companies interested in bringing safe, effective, and quality products to market, including scientifically-based research concerning the medical uses of products derived from marijuana and the FDA has approved synthetic compositions of the active ingredients found in marijuana. However, the use and abuse of controlled substances is currently subject to political and social pressures from certain constituencies related to their usage which could result in additional difficulty with respect to the approval of AP-Cannabinoids as a prescription pharmaceutical. For example, the FDA or DEA may require us to generate more clinical data about the potential for abuse than that which is currently anticipated, which could increase the cost and/or delay the launch of our product. In addition, DEA scheduling may limit our ability to achieve market share in the United States due to restricted access and the disinclination of some physicians to prescribe more restrictive scheduled controlled substances. For example, Schedule II drugs may not be refilled without a new prescription. These factors may limit the commercial viability of AP-Cannabinoids in the United States.

Most countries are parties to the Single Convention on Narcotic Drugs 1961, which governs international trade and domestic control of narcotic substances, including the compounds in our AP-Cannabinoids product candidates. Countries may interpret and implement their treaty obligations in a way that creates a legal obstacle to our obtaining approval to market our AP-Cannabinoids product candidates. Approval to market in these countries could require amendments or modifications to existing laws and regulations that such countries would be unwilling to undertake or may cause material delays in any marketing approval.

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

There are extensive U.S. federal and state laws and regulations prohibiting fraud and abuse in the healthcare industry that can result in significant criminal and civil penalties. These federal laws include: the Anti-Kickback Statute, which prohibits certain business practices and relationships, including the payment or receipt of compensation for the referral of patients whose care will be paid by Medicare or other federal healthcare programs; the physician self-referral prohibition, commonly referred to as the Stark Law; the anti-inducement law, which prohibits providers from offering anything to a Medicare or Medicaid beneficiary to induce that beneficiary to use items or services covered by either program; the civil False Claims Act in 1986, or the False Claims Act, which prohibits any person from knowingly presenting or causing to be presented false or fraudulent claims for payment by the federal government, including the Medicare and Medicaid programs; and the Civil Monetary Penalties Law, which authorizes the U.S. Department of Health and Human Services to impose civil penalties administratively for fraudulent or abusive acts. In addition, the Sunshine Act requires device and drug manufacturers to report to the government any payments to physicians for consulting services, research activities, educational programs, travel, food, entertainment and the like.

Sanctions for violating these federal laws include criminal and civil penalties that range from punitive sanctions, damage assessments, monetary penalties, imprisonment, denial of Medicare and Medicaid payments or exclusion from the Medicare and Medicaid programs, or both, and debarment. As federal and state budget pressures continue, federal and state administrative agencies may also continue to escalate investigation and enforcement efforts to reduce or eliminate waste and to control fraud and abuse in governmental healthcare programs. Private enforcement of healthcare fraud has also increased, due in large part to amendments to the False Claims Act that were designed to encourage private persons, known as relators, to file qui tam actions on behalf of the government. The Fraud Enforcement and Recovery Act of 2009 further encouraged whistleblowers to file suit under the qui tam provisions of the False Claims Act. A violation of any of these federal and state fraud and abuse laws and regulations could have a material adverse effect on our liquidity and financial condition. An investigation into the use by physicians of any of our products, if ever commercialized, may dissuade physicians from either purchasing or using them, and could have a material adverse effect on our ability to commercialize those products.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where some of our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Some of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as terrorist acts committed within Israel by hostile elements. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and from July through August 2014, Israel was engaged in an armed conflict with a militia group and political party who controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012 and July through August 2014. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel.

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

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

Certain provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to certain mergers, Israeli tax law may impose certain restrictions on future transactions, including with respect to dispositions of shares received as consideration, for a period of two years from the date of the merger. See “Item 10. Additional Information — Memorandum and Articles of Association — Acquisitions under Israeli Law.”

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Law for the Encouragement of Research and Development in Industry 5744-1984), and the regulations guidelines, rules, procedures and benefit tracks thereunder, or the Innovation Law, to which we are subject due to our receipt of grants from the Israel Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry, or the OCS), a recipient of IIA grants such as us must report to IIA regarding any change of control or any change in the holding of its means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Israeli Securities Law 5728-1968, or the Israeli Securities Law, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

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

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a Participating Company, is typically required to pay royalties to IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollar-linked grant plus annual LIBOR interest is repaid. The rate of royalties to be paid may vary between different benefits tracks, as shall be determined by IIA. In general, the rate of royalties varies between 3% to 5% of the income generated from the IIA supported products.

The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of royalties is required. It should be noted that the restrictions under the Innovation Law will continue to apply even after the repayment of such royalties in full by the Participating Company including restrictions on the sale, transfer or assignment outside of Israel of know-how developed as part of the programs under which the grants were given.

The terms of the grants under the Innovation Law also (generally) require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding (in which case only notification is required), and additional payments are required to be made to IIA, as described below. It should be noted that this does not restrict the export of products that incorporate the funded know-how.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we may be required to pay royalties at an increased rate and up to an increased cap amount of three times the total amount of the IIA grants, plus interest accrued thereon, depending on the manufacturing volume to be performed outside Israel. The IIA approved our request to transfer 100% of the manufacturing rights of our AP-CDLD product candidate that was developed under one of the IIA funded programs to a non-Israeli manufacturer. As a result, we will be required to pay the IIA royalties from revenue generated from the AP-CDLD product candidate at an increased rate, and up to an increased cap amount. The IIA noted that the approval granted was exceptional and that the IIA will not approve manufacturing of additional product candidates out of Israel.

The Innovation Law restricts the ability to transfer know-how funded by IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how. Generally, a mere license solely to market products resulting from the IIA-funded know-how would not be deemed a transfer for the purpose of the Innovation Law.

 The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants received by the company (including the accrued interest) and the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration (taking into account any depreciation in accordance with a formula set forth in the in the Innovation Law) less any royalties already paid to the IIA. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between aggregate IIA grants received by the company (including the accrued interest) and the company’s aggregate research and development expenses, multiplied by the transaction consideration (taking into account any depreciation in accordance with a formula set forth in the Innovation Law) less any royalties already paid to the IIA. The Innovation Law establishes a maximum payment amount of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA-funded know-how, in whole or in part, or is sold as part of certain merger and acquisition transactions, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas shall be no more than six times the amount received (plus accrued interest) for the applicable know-how being transferred; and (ii) in the event that following the transactions described above (i.e., asset sale of IIA-funded know-how or transfer as part of certain merger and acquisition transactions), the company continues to conduct its research activity in Israel (for at least three years following such transfer, keeps on staff at least 75% of the number of research and development employees it had for the six months before the know-how was transferred and keeps the same scope of employment of such research and development staff), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus accrued interest) for the applicable know-how being transferred. The obligation to pay royalties mentioned above will no longer apply following the payment of the redemption fee, as described above.

Subject to prior approval of the IIA, the Company may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (although there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity outside of Israel) as a condition to IIA approval.

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations. As of December 31, 2017, we had received approximately NIS 50.2 million of such grants. However, in February 2018, the Company received a notice from the IIA to repay part of the grant amounts received in 2016 in the amount of approximately NIS 8.0 million, including NIS 0.1 million of interest and linkage differences, following a review and assessment by the IIA on the 2016 program. For more information see note 11c(1) in our consolidated financial statements for the year ended December 31, 2017. As of the date of this annual report on Form 20-F, the Company has repaid the IIA the total of approximately NIS 8.0 million. The Innovation Law restricts the ability to transfer know-how funded by the IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires the prior approval of the IIA and, under certain circumstances, is subject to significant payments to IIA (calculated according to a formula set forth under the Innovation Law), as further described above. Therefore, the discretionary approval of an IIA committee will be required for any transfer to third parties outside of Israel of rights related to our Accordion Pill, which has been developed with IIA-funding. The restrictions under the Innovation Law may impair our ability to enter into agreements which involve IIA-funded products or know-how without the approval of IIA. We cannot be certain that any approval of IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how, manufacturing and/or development outside of Israel in the future. Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of know-how developed with IIA-funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to IIA. Any approval, if given, will generally be subject to additional financial obligations. Failure to comply with the requirements under the Innovation Law may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, IIA may from time to time conduct royalties audits and such audits may lead to additional royalties being payable on additional products. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the marketing of products resulting from the IIA-funded research or development in the ordinary course of business.

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

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends our ordinary shares in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. See “Item 10. Additional Information— Memorandum and Articles of Association—Dividends” for additional information. As a result, investors in our ordinary shares will not be able to benefit from owning our ordinary shares unless the market price of our ordinary shares becomes greater than the price paid for the shares by such investors and they are able to sell such shares. We cannot assure you that you will ever be able to resell our ordinary shares at a price in excess of the price paid for the shares.

The public trading market for our ordinary shares is volatile and may result in higher spreads in share prices, which may limit the ability of our investors to sell their ordinary shares at a profit, if at all.

Our ordinary shares currently trade on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. Our results of operations and the value of our investments are affected by volatility in the securities markets. These difficulties and the volatility of the securities markets in general, and specifically during economic slowdowns, have affected and may continue to affect our ability to realize our investments or to raise financing, which in turn may result in us having to record impairment charges.

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

It may be difficult for you to sell your ordinary shares at or above the purchase price therefor or at all.

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

The market price of our ordinary shares may fluctuate significantly, which could result in substantial losses by our investors.

The market price of our ordinary shares may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ordinary shares are covered by analysts;

●	future issuances of ordinary shares or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of our ordinary shares, which would result in substantial losses by our investors.

Further, the stock market in general, the NASDAQ Capital Market and the market for biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like ours. Broad market and industry factors may negatively affect the market price of our ordinary shares regardless of our actual operating performance. In addition, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Price volatility of our ordinary shares might be worse if the trading volume of our ordinary shares is low. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful. Future sales of our ordinary shares could also reduce the market price of such shares.

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

We expect to be characterized as a passive foreign investment company for the taxable years ending December 31, 2017, and December 31, 2018, and, as such, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For the taxable year ending December 31, 2017, we expect to be classified as a PFIC. We also expect to be classified as a PFIC for 2018. Furthermore, because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, there can be no assurance that we will not be classified as a PFIC in any future year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in “Item 10. Additional Information — Taxation — U.S. Federal Income Tax Consequences”, owns ordinary shares, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of our ordinary shares classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as “qualified electing fund” and “mark-to-market” treatment) of our ordinary shares. Upon request, we expect to provide the information necessary for U.S. Investors to make “qualified electing fund elections” if we are classified as a PFIC. See “Item 10. Additional Information — Taxation — U.S. Federal Income Tax Consequences.”

U.S. persons who own 10% or more of our ordinary shares may be subject to adverse U.S. tax consequences under the U.S. controlled foreign corporation rules

If we are or become a controlled foreign corporation, or “CFC,” “10% U.S. Shareholders” (as defined below) may be taxed on their pro rata share of certain of our earnings, even if those earnings are not distributed by us. A non-U.S. corporation is a “CFC” if more than 50% of its shares (by vote or value) are owned by “10% U.S. Shareholders.” A U.S. person is a “10% U.S. Shareholder” if such person owns (directly, indirectly and/or constructively) 10% or more of the total combined voting power of all classes of shares entitled to vote of such corporation or 10% more of the total value of shares of all classes of stock of such corporation.

In general, if a U.S. person sells or exchanges stock in a foreign corporation and such person is a “10% U.S. Shareholder” at any time during the 5-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as a dividend to the extent of the corporation’s earnings and profits attributable to such shares that were accumulated during the period that the shareholder held the shares while the corporation was a CFC (with certain adjustments).

The CFC rules are complex. The foregoing is merely a summary of certain potential application of these rules. No assurances can be given that we are not or will not become a CFC, and certain changes to the CFC constructive ownership rules introduced by recent U.S. tax legislation could, under certain circumstances, cause us to be classified as a CFC. Each investor is urged to consult its tax advisor with respect to the possible application of the CFC rules.

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

Sales of a substantial number of ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. We had 26,075,770 ordinary shares outstanding as of December 31, 2017 and 26,075,770 ordinary shares outstanding as of the date of this report. All of our ordinary shares outstanding as of December 31, 2017 are freely tradable, without restriction, in the public markets in the United States and Israel. Any sales of our ordinary shares or any perception in the market that such sales may occur could cause the trading price of our ordinary shares to decline.

In March 2017, we completed a private placement of 2,289,638 of our ordinary shares at a price of $4.40 per share, with various investors for gross proceeds of approximately $10 million. The chairman of our board of directors, Dr. John Kozarich, and two other (former) directors, Messrs. Zvi Joseph and Giora Carni, participated in the private placement. On April 7, 2017, we filed a registration statement under the Securities Act to register for resale most of the ordinary shares issued in the private placement.

In August 2017, we completed an underwritten public offering of our ordinary shares on the NASDAQ Capital Market, pursuant to which we issued 12,224,500 ordinary shares at a price of $4.70 per share. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $53.6 million.

In addition, up to 3,845,869 ordinary shares that are subject to outstanding options under the 2005 Share Option Plan, or the 2005 Plan, and outstanding options and reserved options for future issuance under our 2015 Incentive Compensation Plan, or the 2015 Plan, will be eligible for sale in the public market. We filed registration statements on Form S-8 under the Securities Act on February 25, 2016, on August 1, 2016 and December 21, 2017 to register such ordinary shares.

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

ITEM 4. Information on the Company.

Historical Background and Corporate Structure

Intec Pharma Ltd. was established and incorporated in Israel on October 23, 2000 as a private Israeli company under the name Orly Guy Ltd. In February 2001, our name was changed to Intec Pharmaceuticals (2000) Ltd. Our research and development activities began originally through a private partnership, Intec Pharmaceutical Partnership I.P.P, a general Israeli partnership, formed on September 21, 2000. Its operations were transferred in full to us at the beginning of 2002 in return for the allocation of shares in our Company to the partners in the partnership, pro rata with their ownership in the partnership. In March 2004, we changed our corporate name to Intec Pharma Ltd. In February 2010, we successfully completed an initial public offering in Israel on the TASE. In September 2017, the Company incorporated a wholly-owned subsidiary in the United States of America in the State of Delaware – Intec Pharma Inc.

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

We completed our initial public offering of securities in the United States in August 2015. In connection with the offering, we raised gross proceeds of approximately $34.0 million before deducting underwriting discounts and commissions and other offering expenses. In August 2017, we completed an underwritten follow-on public offering in the United States in which we raised gross proceeds of approximately $57.5 million before deducting underwriting discounts and commissions and other offering expenses.

Our principal executive offices are located in Har Hotzvim at 12 Hartom Street, Jerusalem, Israel 9777512 and our telephone number is (+972) (2) 586-4657.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient GR and specific release mechanism. Our product pipeline currently includes several product candidates in various clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have successfully completed a Phase II clinical trial for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. We enrolled the first patient in the ACCORDANCE study, the pivotal Phase III clinical trial for AP-CDLD, in April 2016 and we currently expect to complete patient enrollment in the trial during the second half of 2018. In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for AP-CDLD would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the FDCA, which is a streamlined approval pathway that may accelerate the time to commercialize and decrease the costs of FDA approval for AP–CDLD, as compared to those typically associated with a new chemical entity, or NCE.

In addition, we have initiated a clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in cannabis sativa, which we refer to as AP-Cannabinoids. We are formulating and testing cannabidiol, or CBD, and 9-tetrahydrocannabinol, or THC, for the treatment of various indications, including low back pain, neuropathic pain and fibromyalgia. AP-Cannabinoids are designed to extend the absorption phase of CBD and THC, resulting in more consistent levels for an improved therapeutic effect which may address several major drawbacks of current methods of treatments, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. In March 2017, we initiated a Phase I single-center, single-dose, randomized, three-way crossover clinical trial in Israel to compare the safety, tolerability and pharmacokinetic (PK) of AP-THC/CBD, with Sativex®, an oral buccal spray containing CBD and THC that is commercially available outside of the United States. Initial results demonstrate that the Accordion Pill platform is well-suited to safely deliver CBD and THC with significant improvements in exposure compared with Sativex.

Our Accordion Pill Platform Technology

We believe that our Accordion Pill technology has the potential to improve the performance of approved drugs and drugs in development, including Levodopa, by providing several distinct advantages, including, but not limited to:

●	increasing efficacy of the drug incorporated into the Accordion Pill;

●	improving safety of the drug incorporated into the Accordion Pill by reducing the side effects of such drugs;

●	reducing the number of daily administrations required to achieve the same or superior therapeutic effect as the non-Accordion Pill version of such drugs; and

●	expanding the intellectual protection period of the drug incorporated into the Accordion Pill.

Our anticipated ability to file NDAs pursuant to Section 505(b)(2) for our existing pipeline and future products increases the likelihood of accelerating the time to commercialization of our products and decreasing costs when compared to those typically associated with NCEs.

Our Accordion Pill platform technology is designed to increase the time that drugs are retained in the stomach as compared to other oral dosage forms, such as tablets and capsules. This capability is particularly important to drugs with a narrow absorption window (“NAW”), which are absorbed mainly in the upper part of the gastrointestinal, or GI, tract. Regular controlled-release formulations of such drugs currently on the market sometimes fail to provide an efficient solution, as once the regular dosage form has passed the drug’s NAW in the upper GI tract, the drug is not, or is very poorly, absorbed in the distal parts of the GI tract. The Accordion Pill platform technology is also designed for drugs with low solubility, which do not efficiently dissolve in the GI tract, and drugs with low permeability, which do not efficiently penetrate the intestinal wall and reach the blood stream, such as Biopharmaceutics Classification System, or BCS, Class II (low solubility, high permeability) and Class IV (low solubility, low permeability) drugs. According to The AAPS Journal published by the American Association of Pharmaceutical Scientists, of the top 200 oral drugs in the United States, Great Britain, Spain and Japan in 2006, approximately 30% to 35% were BCS Class II drugs and approximately 5% to 10% were BCS Class IV drugs. Further, according to Drug Development & Delivery, in 2006 approximately 90% of NCEs in development were either BCS Class II or Class IV drugs. Poorly soluble drugs are sometimes characterized by low bioavailability, which is strongly affected by the drug’s solubility. In addition, the extent of absorption of poorly soluble drugs can be dose dependent, leading to non-linear PK behavior. The Accordion Pill’s efficient GR and specific release mechanism prolongs the absorption phase of drugs with an NAW, which can result in significantly more stable plasma levels. In addition, the Accordion Pill has demonstrated an enhancement of the absorption of a poorly soluble, BCS Class II/IV drug in a crossover PK clinical study in 12 healthy volunteers. For poorly soluble drugs, we believe that our technology acts through the gradual delivery of an undissolved drug by the Accordion Pill in the stomach, which allows for the complete dissolution of the drug dose in the stomach over the delivery period. The gradual passage of the drug from the stomach to the upper part of the GI tract enables an increase in the amount of the drug that can be dissolved and thus absorbed, in the upper small bowel. In addition, we believe that bile secretion in the upper part of the GI tract also improves the intestinal environment for better absorption. Finally, the significant dilution of the drug solution in the small bowel caused by prolonged delivery increases the amount of the drug available for absorption.

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

The following chart depicts the Accordion Pill’s capability to improve the PK of Levodopa, which is a drug characterized by a narrow absorption window:

AP-CDLD Phase II clinical trial — more stable Levodopa levels with statistically significant reduced peak-to-trough fluctuations

Levodopa plasma levels in n=8 advanced Parkinson’s disease patients following twice daily, or b.i.d, administration (eight hours apart) of AP-CDLD 50/375 versus four times daily, or q.i.d, administration (four hours apart) of a commercial Carbidopa/Levodopa formulation (equivalent daily Levodopa dose). The PK study was performed on day seven, following six days of drug administration at home. No Levodopa medication was allowed for ten hours before the first administration at day seven. The PK results showed that the peak to trough ratio, which measures the maximum average concentration relative to the minimum average concentration of LD plasma levels, was reduced from 29.9 to 3.2 with the AP-CDLD. Demonstration of the clinical benefits of these peak to trough ratios will be further studied and confirmed in the ACCORDANCE study.

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

We have conducted more than 30 clinical trials to study the safety and efficacy of the Accordion Pill, including the Accordion Pill platform alone and the Accordion Pill platform with various APIs. No significant adverse events related to the Accordion Pill were reported in these clinical studies. These studies demonstrated that increasing gastro-retention time improves the performance of certain NAW and BCS Class II/IV drugs.

Our Product Pipeline

Our product pipeline currently includes several product candidates in various clinical trial stages. Our leading pipeline product, AP-CDLD, is focused on leveraging our Accordion Pill technology to improve the efficacy and safety of an approved drug for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have agreed with the FDA on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the ACCORDANCE study. We enrolled the first patient in the ACCORDANCE study in April 2016 and we currently expect to complete patient enrollment in the trial during the second half of 2018. See “— Current Regulatory Status of AP-CDLD.” We have also initiated a new clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in cannabis sativa, which we refer to as AP-AP-Cannabinoids. We are formulating and testing cannabidiol, or CBD, and 9-tetrahydrocannabinol, or THC, for the treatment of various indications, including low back neuropathic pain and fibromyalgia. The AP-Cannabinoids are currently in Phase I.

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

Using this approach, we have advanced our product candidates into various stages of clinical development. Specific elements of our current strategy include the following:

●	Continue to advance our current pipeline by developing improved versions of drugs with reduced side effects and that enhance the efficacy of existing drugs. We expect that our products will potentially offer significant advantages over the original versions of the drugs. Results from our completed Phase II clinical trial demonstrate that AP-CDLD can improve motor function in patients suffering “off time” episodes. “Off time” refers to debilitating periods of decreased motor and non-motor functions. We are pursuing the development and approval of AP-CDLD under the Section 505(b)(2) pathway, which allows an abbreviated path to approval relying on a single pivotal Phase III clinical trial. We expect to complete patient enrollment in the trial during the second half of 2018. If our pivotal Phase III clinical trial is successful, we intend to file for regulatory approval in the United States.

●	Utilize the 505(b)(2) regulatory pathway to leverage extensive existing clinical and regulatory experience with the original drugs and bring our improved versions of these drugs to market more quickly. An NDA submitted under Section 505(b)(2) of the FDCA may be permitted to reference safety and effectiveness data submitted by the sponsor of a previously approved drug as part of its NDA, be based on the FDA’s prior conclusions regarding the safety and effectiveness of that previously approved drug, or rely in part on data in the public domain. Reliance on data collected by others may expedite the development program for our product candidates by potentially decreasing the amount of clinical data that we would need to generate to submit an NDA. As the FDA has previously agreed that our lead product, AP-CDLD, would likely be eligible to file under Section 505(b)(2), assuming the successful completion of the ACCORDANCE study, we believe that there is a strong likelihood that our future products would similarly qualify. The factors related to this qualification are expected to reduce the time and costs associated with clinical trials when compared to a traditional NDA for an NCE. We also believe the strategy of targeting drugs with proven safety and efficacy provides a better prospect of clinical success of our proprietary development portfolio as compared to de novo drug development. We estimate that the average time to market and cost of clinical trials for our products could be less than that required to develop a new drug.

●	Use our expertise with our platform technology to evaluate drug development and commercialization opportunities. We continuously seek attractive product candidates to develop and commercialize. We intend to focus on product candidates that we believe would be synergistic with our Accordion Pill technology. We intend to use our expertise in our technology and our pharmacological expertise to grow our product candidate portfolio.

●	Seek attractive partnership opportunities. We believe that our Accordion Pill technology can be applied to many drugs that have already been approved by the FDA, as well as developmental stage drugs. We believe that the proprietary rights provided by our Accordion Pill technology, together with the clinical and compliance benefits, will be attractive to potential partners. We will seek to build a portfolio of commercially attractive partnerships in a blend of co-developments and licenses. Where possible, we will seek partnerships that allow us to participate significantly in the commercial success of each of the drugs. Although we are currently developing most of our current pipeline, we are looking to partner with the owners of rights to patented drugs in order to develop Accordion Pill versions of those drugs, and we may seek strategic partners to market our Accordion Pill products worldwide. We may also seek arrangements with third parties to assist in the development and commercialization of our products. These arrangements will allow us to share the high development cost, minimize the risk of failure and enjoy our partners’ marketing capabilities, while also enabling us to treat a more significant number of patients.

●	Develop products that target significant commercial opportunities. Our existing product candidates are intended to direct at diseases that have major global markets. Our intent is to continue to develop products that present significant market opportunities by leveraging our According Pill technology.

●	Maintain a prominent intellectual property position. We believe our licensed and proprietary patents and patent applications provide and will provide broad and comprehensive coverage for the use of our Accordion Pill technology for the treatment of certain diseases, focusing on BCS Class II/IV and NAW drugs, or drugs where longer retention in the upper GI could improve efficacy and absorption and reduce side effects. We seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that we believe are important to the development of our business. We also rely on know-how and continuing technological innovation to develop and maintain our proprietary position. We have submitted and intend to continue to submit patent applications for various Accordion Pill and drug combinations that we develop.

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

As the disease progresses, it becomes increasingly difficult to control the symptoms adequately by Levodopa treatment, and patients develop motor complications, for the following reasons:

●	The duration of the response after each Levodopa dose declines, resulting in a “wearing off” effect, wherein the clinical benefits of Levodopa are lost until the next dose reaches therapeutic levels.

●	The patients suffer from longer periods in which Levodopa does not provide symptom relief and patients’ movements are severely restricted (i.e., off time).

●	When Levodopa doses are increased to address the loss of clinical benefit, involuntary movements or troublesome dyskinesia emerges.

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

We have also retained a leading consulting firm to conduct a market assessment of AP-CDLD for the treatment of the symptoms associated with advanced Parkinson’s disease. The initial assessment indicates there is a substantial market for AP-CDLD with hundreds of thousands of patients suffering with Parkinson’s disease appropriate for AP-CDLD treatment.

Our Solution — AP-CDLD

AP-CDLD, our lead product candidate, is in development for the treatment of Parkinson’s disease symptoms. AP-CDLD is an Accordion Pill that contains the generic drugs Carbidopa and Levodopa, which are currently approved for the treatment of Parkinson’s disease symptoms. We have successfully completed a Phase II clinical trial, and the FDA has permitted us to initiate a Phase III clinical trial of AP-CDLD. On May 5, 2015, we held an end of Phase II meeting with the FDA for AP-CDLD. We reached an agreement with the FDA on the remaining clinical development program for AP-CDLD, and the following are the main principles of the single required pivotal Phase III clinical trial:

●	A multicenter, randomized, double-blind, double-dummy, parallel, active-controlled trial, comparing the efficacy and safety of AP-CDLD to Sinemet IR, an immediate release CDLD, which is a conventional Levodopa medication for the treatment of Parkinson’s disease symptoms that is currently on the market.

●	The total treatment period for each patient is 25 weeks, composed of:

○ Six weeks open-label titration/ conversion to Sinemet IR (all patients);

○ Six weeks open-label titration/ optimization of AP-CDLD (all patients); and

○ 13 weeks double-blind, double-dummy active comparator period, in which half of the patients are randomized to AP-CDLD and half of the patients are randomized to Sinemet IR.

●	The primary efficacy endpoint is the change from baseline to endpoint in the percent of daily off time during waking hours, based on Hauser home diaries.

In November 2017, we announced an expansion of the then-planned enrollment from 328 patients to 420 patients to account for a higher than initially planned attrition rate during the open-label titration periods that precede patient randomization. As of the date of this annual report on Form 20-F, more than 300 patients are enrolled to the ACCORDANCE study.

As part of our agreement with FDA regarding the approval of the AP-CDLD product, we committed to perform additional safety studies on the first 100 patients with a predefined safety stopping rule related to gastric ulcers. These additional safety evaluations involved endoscopy procedures that would detect whether the AP was causing gastric ulcers of a predefined size that might be of medical concern. By the time the safety study completed enrollment of 123 patients, we were able to obtain evaluable paired gastroscopies (endoscopy procedures prior to AP treatment and at end of treatment) on 64 patients who completed all stages of the study. At the second scheduled periodic meeting of the DSMB in February 2018, the DSMB determined that based on available results, there did not appear to be a significantly increased rate of the prespecified gastric ulcers defined in the safety charter. At that meeting, the DSMB recommended to continue the ACCORDANCE study without modification. The DSMB will continue to monitor adverse events of special interest, and also recommended we submit its comments and findings to the FDA, which we intend to do.

Additionally, we have undertaken measures to optimize study activities, including enhancing patient selection, providing better site engagement to boost the rate of enrollment, eliminating selected clinical sites with low enrollment and, in some cases, opening new investigational sites. Given the increased patient enrollment target, the trial is now expected to complete enrollment in the second half of 2018.

We will also be required to submit evidence of the adequate safety experience of at least 100 patients receiving AP-CDLD for one year, with at least 50% receiving the highest proposed dose of AP-CDLD, as is required for drugs intended for long-term treatment of non-life-threatening conditions. We intend to collect this safety data, fully or partially, from an on-going open label extension of the ACCORDANCE study.

We also agreed, at the FDA’s request, to conduct an additional bioavailability study to compare the PK between Sinemet IR and the to-be-marketed formulation of AP-CDLD because the formulation of AP-CDLD has changed from our previously completed comparative bioavailability study. We currently intend to conduct this study during 2019. The FDA also strongly suggested that we conduct additional dissolution testing and we anticipate doing so. See “— Current Regulatory Status of AP-CDLD.”

AP-CDLD is designed to provide a combination of immediate release and a sustained release of Levodopa, in the stomach, in proximity to its absorption site through our Accordion Pill technology. AP-CDLD is designed to provide stable Levodopa plasma therapeutic levels, resulting in a reduction in total off time while also reducing or avoiding troublesome dyskinesia, or involuntary movements. The stable therapeutic levels of Levodopa in a patient’s plasma provided by AP-CDLD are intended to significantly reduce the motor complications because the motor complications which are associated with Levodopa treatment are strongly correlated with the drug’s peripheral PK profile.

We anticipate that AP-CDLD will be available in three dosages of Levodopa (200 mg, 400 mg and 500 mg), each provided in two release profiles (immediate release and controlled release), along with 50 mg of Carbidopa that is included in AP-CDLD. This array of dosages is designed to cover Parkinson’s disease patients in various stages of the disease. AP-CDLD is designed to be taken b.i.d. and t.i.d.

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

Demonstration of the clinical benefits of these peak to trough ratios will be further studied and confirmed in the ACCORDANCE study.

Phase I Clinical Trials

We conducted four Phase I clinical trials - three to assess the PK profile of Levodopa when administered in several formulations and one to measure the GR time of our Accordion Pill without an active ingredient.

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

The third PK trial was conducted with the AP-CDLD 50/500 mg Phase II formulation in 18 healthy volunteers to assess the PK profile of Levodopa when administered in the following two forms: (i) AP-CDLD 50/500 mg; and (ii) the currently marketed immediate release form, Sinemet. This was a randomized open trial, compared with immediate release Sinemet. The trial results indicated that the absorption phase of Levodopa was increased to approximately ten hours when administered with the Accordion Pill compared to approximately two hours with Sinemet.

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

Current Regulatory Status of AP-CDLD

On May 5, 2015, we held an end of Phase II meeting with the FDA for AP-CDLD. We reached an agreement with the FDA on the remaining clinical development program for AP-CDLD, and the following are the main principles of the single required pivotal Phase III clinical trial:

●	A multicenter, randomized, double-blind, double-dummy, parallel, active-controlled trial, comparing the efficacy and safety of AP-CDLD to Sinemet IR, an immediate release CDLD, which is a conventional Levodopa medication for the treatment of Parkinson’s disease symptoms that is currently on the market.

●	The total treatment period for each patient is 25 weeks, composed of:

○ Six weeks open-label titration / conversion to Sinemet IR (all patients);

○ Six weeks open-label titration / optimization of AP-CDLD (all patients); and

○ 13 weeks double-blind, double-dummy active comparator period, in which half of the patients are randomized to AP-CDLD and half of the patients are randomized to Sinemet IR.

●	The primary efficacy endpoint is the change from baseline to endpoint in the percent of daily off time during waking hours, based on Hauser home diaries.

In November 2017, we announced an expansion of the then-planned enrollment from 328 patients to 420 patients to account for a higher than initially planned attrition rate during the open-label titration periods that precede patient randomization.

As part of our agreement with FDA regarding the approval of the AP-CDLD product, we committed to perform additional safety studies on the first 100 patients with a predefined safety stopping rule related to gastric ulcers. These additional safety evaluations involved endoscopy procedures that would detect whether the AP was causing gastric ulcers of a predefined size that might be of medical concern. By the time the safety study completed enrollment of 123 patients, we were able to obtain evaluable paired gastroscopies (endoscopy procedures prior to AP treatment and at end of treatment) on 64 patients who completed all stages of the study. At the second scheduled periodic meeting of the DSMB in February 2018, the DSMB determined that based on available results, there did not appear to be a significantly increased rate of the prespecified gastric ulcers defined in the safety charter. At that meeting, the DSMB recommended to continue the ACCORDANCE study without modification. The DSMB will continue to monitor adverse events of special interest, and also recommended we submit its comments and findings to the FDA, which we intend to do.

We will also be required to submit evidence of the adequate safety experience of at least 100 patients receiving AP-CDLD for one year, with at least 50% receiving the highest proposed dose of AP-CDLD, as is required for drugs intended for long-term treatment of non-life-threatening conditions. We intend to collect this safety data, fully or partially, from an on-going open label extension of the ACCORDANCE study.

We also agreed, at the FDA’s request, to conduct an additional bioavailability study to compare the PK between Sinemet IR and the to-be-marketed formulation of AP-CDLD because the formulation of AP-CDLD has changed from our previously completed comparative bioavailability study. We currently intend to conduct this study during 2019. The FDA also strongly suggested that we conduct additional dissolution testing and we anticipate doing so.

In addition, we intend to conduct, during 2018, a new PK study to determine the performance of the to-be-marketed formulation of AP-CDLD when dosed three time per day (t.i.d). The PK study will compare Sinemet IR dosed five times per day to the AP-CDLD dosed t.i.d. We expect that the PK study results will be available in the second half of 2018.

Development of Accordion Pills with additional drugs

We are continuously evaluating the possibilities of developing Accordion Pills with various additional specific drugs for its pipeline. In August 2016, we announced the initiation of a new clinical development program for the Accordion Pill platform with the two primary cannabinoids contained in Cannabis Sativa, Cannabidiol (CBD) and 9-Tetrahydrocannabinol (THC), for treatment of various indications, including low back neuropathic pain and Fibromyalgia. The Cannabis sativa plant is used in treatment of chronic pain and a variety of other indications. Previous clinical studies conducted using the whole plant or specific extracts generated evidence of the cannabis analgesic activity. Furthermore, extracts containing known amounts of the active plant driven compounds (mainly THC and CBD) or diverse synthetic THC derivatives are promising treatments for painful conditions that do not respond properly to currently available treatments, such as chronic, neuropathic, and inflammatory pain.

We believe that AP-Cannabinoids hold the potential to address several major drawbacks of current methods of use and treatment with cannabis and cannabinoids, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. AP-Cannabinoids are designed to extend the absorption phase of CBD and THC, resulting-in more consistent levels, for an improved therapeutic effect. We believe that the cannabis market has significant commercial potential and is projected to represent approximately 10% of the specialty pharmaceutical market over the next five years, or a market of at least $20 billion. According to Global Data, in 2016 the global low back neuropathic pain drug market was $6.2 billion and the global Fibromyalgia drug market was $1.8 billion.

In August 2017, we announced the results of a Phase I clinical trial that compared the safety, tolerability and PK of AP-THC/CBD with Sativex®. This Phase I trial is a single-center, single-dose, randomized, three-way crossover study in Israel to compare the safety, tolerability and PK of two formulations of AP-CBD/THC with Buccal Sativex® in 21 normal healthy volunteers. The results showed that patients in the Accordion Pill CBD/THC arm demonstrated significant improvements in exposure to CBD (290% to 330%) and THC (25% to 50%) compared with Sativex®. The median time to peak concentration was 2-3 times longer than Sativex and absorption was significantly higher. Additionally, the formation of THC metabolites was meaningfully reduced, and the drug was found to be safe and well-tolerated with no serious adverse events reported. Sativex® is a commercially available oral buccal spray containing CBD and THC. Following the Phase 1 clinical trial, we evaluated the program and decided as a next step to develop two new Accordion Pills containing only the individual cannabinoid components, namely CBD and THC. Two Phase 1 PK studies are planned to be initiated in the second half of 2018. The Company believes exploring the individual components will provide additional indications to pursue.

We successfully completed a Phase II clinical trial for Accordion Pill Zaleplon, or AP–ZP, in November 2011 under an IND that we submitted to the FDA for AP–ZP as a treatment for the induction and maintenance of sleep in patients suffering from insomnia. The FDA also agreed that AP-ZP could also benefit from the streamlined pathway available through filing an NDA pursuant to Section 505(b)(2) of the FDCA. The FDA indicated in written correspondence to us that we may be able to design the development program for AP–ZP in a manner that would allow us to obtain sufficient data for the NDA submission for AP–ZP in one pivotal Phase III clinical trial. The details of such a trial were not determined or confirmed with the FDA. We are currently focusing on the development of, and are employing almost all of our resources toward, AP-CDLD and AP-Cannabinoids. We are not currently developing or seeking a partner to develop AP-ZP and we have not presently budgeted any funds toward its development. In the future, we may consider viable partnership opportunities for this product candidate.

In addition, in March 2016, we completed a Phase I clinical trial for one of our product candidates that is being developed for the prevention and treatment of gastroduodenal and small bowel NSAID induced ulcers. The PK results demonstrated in the Phase I trial were within the well-defined safety levels of the drug. At this time, we have not presently budgeted any funds toward the development of this product candidate.

In January 2018, we also entered into a Feasibility and Option Agreement with Novartis Pharmaceuticals to explore using the Accordion Pill platform for a proprietary Novartis compound. Following potentially successful feasibility studies, including a Phase I PK study, Novartis has the option to enter into negotiations with respect to a potential licensing agreement for employing Intec Pharma Accordion Pill™ technology.

Manufacturing

We currently manufacture the Accordion Pill in our production and packaging facility located in Har Hotzvim, in Jerusalem, Israel, in the same building as our offices. This production and packaging facility granted the Certificate of GMP Compliance of Manufacturer from the Israeli Ministry of Health in December 2015. This certificate applies in Israel, as well as in the EU, in accordance with the Conformity Assessment and Acceptance of Industrial Products (CAA) agreement between the EU and Israel. The certificate is valid until November 2018.

We have the capacity to manufacture the required quantities for the ACCORDANCE study. Our fully automated assembly line enables us to manufacture approximately two to three million capsules annually. With respect to the future commercialization of the AP-CDLD, we have decided to rely on third-party manufacturers, and currently are in advanced discussions with a Commercial Manufacturing Organization (CMO). We have not yet determined if we or one or more of our future commercial partners will manufacture commercial quantities of our other product candidates. See “Risk Factors — Risks Related to Our Operations in Israel.” We have received Israeli government grants for certain of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to the repayment of the grants in case we decide to manufacture outside of Israel. With respect to the manufacturing of the AP-CDLD, the IIA approved our request to transfer 100% of the manufacturing rights to such product, which was developed under one of the IIA funded programs, to a non-Israeli manufacturer. As a result, we will be required to pay the IIA royalties from revenue generated from the AP-CDLD product candidate at an increased rate and up to an increased cap amount. The IIA noted that the approval granted was exceptional and that the IIA will not approve manufacturing additional product candidates out of Israel.

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

As noted, we anticipate that we will continue to produce our drug products for clinical trials and, we are currently in advanced discussions with a Commercial Manufacturing Organization (CMO) to enter into an agreement whereby the CMO would manufacture the AP-CDLD capsules using our proprietary production line. Establishing a manufacturing facility to produce commercial quantities of our products will require a substantial investment by any party intending to manufacture our products.

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

Raw Materials and Supplies

With the exception of three inactive ingredients, we believe the raw materials that we require to manufacture AP-CDLD and AP–Cannabinoids, as well as the raw materials that we require for our research and development operations relating to our products, are widely available from numerous suppliers and are generally considered to be generic pharmaceutical materials and supplies. Except as described below, we do not rely on a single supplier for the current production of any product in development or for our research and development operations relating to our products.

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

Impax Laboratories has developed a product, RytaryTM, or IPX066, a continuous release Levodopa capsule formulation. The product was launched in April 2015. In addition, Impax Laboratories is developing IPX203, a new extended-release oral capsule formulation of carbidopa and levodopa, as a potential treatment for symptoms of Parkinson’s disease. IPX203 has completed Phase II.

Civitas Therapeutics, Inc., which was acquired by Acorda Therapeutics, Inc. in September 2014, has developed a product, INBRIJATM, or CVT-301, a self-administered, adjunctive, as needed, inhaled oral Levodopa, for the ability to rapidly and predictably treat “off” episodes as they occur. In February 2018, Acorda announced that the FDA had accepted an NDA for INBRIJATM.

NeuroDerm Ltd., which was acquired by Mitsubishi Tanabe Pharma Corporation in October 2017, has the following subcutaneous product candidates, ND0612H and ND0612L for the treatment of patients suffering from Parkinson’s disease. These product candidates have completed Phase II clinical trials.

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

Clinical trials are usually conducted in three phases. Phase I clinical trials are normally conducted in small groups of healthy volunteers to assess acute toxicity and find the potential dosing range. After an acceptable dose has been established, the drug is administered to small populations of sick patients (Phase II) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. Phase III clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

The FDA, the IRB, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by a DSMB. This group reviews unblinded data from clinical trials and provides authorization for whether or not a trial may move forward at designated check points. A DSMB may order a trial halted if it believes the dangers posed by the trial are unacceptable or the product is so effective as to make it unethical to administer placebos or alternate treatments to the non-treatment arms. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

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

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product will be formulated and its drug will be produced, it may issue an approval letter or, instead, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data or an additional pivotal Phase III clinical trial(s), or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing, or any combination thereof. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with restrictive indications, labeling that includes particular risk information, or a risk evaluation and mitigation strategy, or REMS, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase IV clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

Specifically, the applicant must certify with respect to each patent that:

●	the required patent information has not been filed;

●	the listed patent has expired;

●	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

●	the listed patent is invalid, unenforceable or will not be infringed by the new product.

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

Marketing Exclusivity

A Section 505(b)(2) NDA applicant may be eligible for its own regulatory exclusivity period, such as three-year exclusivity. A Section 505(b)(2) NDA applicant for a new condition of use, or change to a marketed product, such as a new extended release formulation for a previously approved product, may be granted a three-year market exclusivity if one or more clinical studies, other than bioavailability or bioequivalence studies, were essential to the approval of the application and were conducted or sponsored by the applicant. Should this occur, the FDA would be precluded from approving any other application for the same new condition of use or for a change to the drug product that was granted exclusivity until after that three-year exclusivity period has run. Additional exclusivities may also apply.

Other U.S. Healthcare Laws and Compliance Requirements

For products distributed in the United States, we will also be subject to additional healthcare regulation and enforcement by the federal government and the states in which we conduct our business. Applicable federal and state healthcare laws and regulations include the following:

●	The federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid.

●	The federal Anti-Inducement Act which prohibits persons from offering remuneration to beneficiaries to induce them to use a particular item or service payable in whole or in part by Medicare or Medicaid.

●	The Ethics in Patient Referrals Act of 1989, commonly referred to as the Stark Law, and its corresponding regulations, prohibit physicians from referring patients for designated health services (including outpatient drugs) reimbursed under the Medicare or Medicaid programs to entities with which the physicians or their family members have a financial relationship or an ownership interest, subject to narrow regulatory exceptions, and prohibits those entities from submitting claims to Medicare or Medicaid for payment of items or services provided to a referred beneficiary.

●	The federal False Claims Act imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government.

●	HIPAA imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

●	The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items, or services.

●	Analogous state laws and regulations, such as state anti-kickback and false claims laws, apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

●	A PPACA provision, generally referred to as the Physician Payments Sunshine Act or Open Payments Program, imposes reporting requirements for applicable drug and device manufacturers of covered products with regard to payments or other transfers of value made to physicians, dentists and teaching hospitals, and certain investment/ownership interests held by physicians in the reporting entity. These disclosures are publicly disclosed by CMS.

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

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the U.S. Federal Trade Commission, or FTC, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

The growth and demand for electronic commerce, or eCommerce, could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

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

Patents

As of December 31, 2017, we own or exclusively license six families of patents to use within our field of business. Five of the patent families have granted us with patents which are registered in various countries, including the United States, Israel, Australia, Canada, South Africa, France, Germany, Spain, Switzerland, Ireland, the United Kingdom and other countries. With the exception of the first family of patents (IN-1) out of such five families, the remaining four families have active pending applications under examination. Our patents and patent applications generally relate to gastroretentive drug delivery devices for oral intake, the integration of the drugs into our delivery devices and their production, and are expected to expire at various dates between 2020 and 2036. The sixth patent family currently comprises one pending PCT application. We also rely on trade secrets to protect certain aspects of our technology. The following discussion describes certain patents/patent applications which we consider to be our material patents and patent applications.

IN-1 and Yissum License Agreement

At present, among other patents, we consider our patent family that we exclusively license from Yissum (i.e., Gastroretentive Controlled Release Pharmaceutical Dosage Forms) pursuant to the license agreement described below, or the License Agreement, and which we refer to as IN-1, to be material to the operation of our business. This patent covers gastroretentive system/device for controlled release of an active ingredient in the GI tract. This patent does not cover the implementation of the accordion technology with respect to any particular drug or in a manner that is readily manufactured commercially, but it broadly covers folded gastroretentive forms, and forms the basis for the accordion technology in its most basic form. The system is intended mainly for drugs with NAW, drugs that act locally in the digestive system and drugs whose active receptors are in the upper part of the GI tract. The system is intended for clinical use in humans and in animals. The patent is issued in the United States, Israel, Japan Australia, Canada, South Africa, the United Kingdom and six other European countries, and expires in 2020.

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

IN-3

An additional patent family (i.e., Method and Apparatus for Forming Delivery Devices for Oral Intake of an Agent), which we refer to as IN-3, covers various methods for making and folding the gastroretentive drug delivery system, and for folding it in an accordion configuration allowing its integration into an ordinary oral capsule. The IN-3 family patents, which will expire in 2027, except for the first United States patent of this family, which will expire in 2028, allow the Accordion Pill to be manufactured in mass quantities and therefore to be more readily commercialized. We consider our licensed proprietary process for folding and cutting the films forming the drug delivery system for integration in an accordion-like configuration into an ordinary oral capsule to be material to our business. We have four granted patents in the U.S. and an additional pending patent application in connection with IN-3, as well as granted patents in Israel (3 patents), Europe (granted patent validated in 15 countries and a pending divisional application) and Japan. Importantly, the second IN-3 patent granted in the U.S. covers a specific embodiment of the Accordion Pill, particularly suitable for insoluble or poorly soluble drugs. Similar divisional applications have been filed in other countries and patents for these have already been granted in Israel and Japan.

IN-7 and IN-8

Two additional patents families (i.e., “frameless” Accordion Pill, specifically but not limited to Levodopa as the active drug (IN-7) and Accordion Pill with Zaleplon as the active ingredient (IN-8)) that we consider material to our business are referred to as IN-7 and IN-8. The accordion technology covered by our other patents may sometimes need to be specifically adapted for a given drug that might benefit from prolonged gastroretentive release. Thus, the layered structure of an Accordion Pill may be varied and specially designed by reference to factors that are unique to any given drug and indication, such as the quantity of active ingredient desired to be released, the length of time over which the active drug is released, the relative solubility of a particular drug molecule, and other factors. IN-7 patents/patent applications relate to a special Accordion Pill, which is “frameless”, and is suitable for carrying various active drugs, including but not limited to Levodopa, optionally in combination with Carbidopa. IN-8 patents/patent applications protect the integration of Zaleplon into an Accordion Pill. The IN-7 patent family relates to the Accordion Pill dosage form, the main feature of which is the uniform inner drug-containing layer, which allows for, but does not require, high load of the drug, while maintaining the requisite structural or mechanical strength of the Accordion Pill. These two patent families each includes patents/patent applications filed in the United States, the European Patent Office, Japan and several other countries in April 2009. We have four granted U.S. patents for an Accordion Pill with specific claims to Carbidopa/Levodopa as the active ingredient(s) (IN-7), which will be in force until April 17, 2029, and have been granted IN-7 patents in China, Japan, Hong Kong, Canada, Europe, Israel, South Africa and South Korea. Applications in Europe (divisional) and in India are pending.

Patent applications with respect to IN-8 are still pending in some countries. Patents for IN-8 in the United States, Europe, Japan, Israel, South Africa and China were granted.

An additional patent family, related to IN-7, which we refer to as IN-11, seeks protection for an Accordion Pill containing Levodopa that is specifically formulated for treatment of Parkinson’s disease in a specific treatment regimen. We have been granted two United States patents, and have pending applications in Canada, EPO, India and Israel. Any granted patent of IN-11 will expire in November 2031.

IN-21

This patent family is directed to Accordion Pill comprising cannabinoid/s as active drugs (including THC and CBD) currently includes a pending, published PCT application. National phase entry is due by January 11, 2019.

General

We intend to submit patent applications for each Accordion Pill and/or drug combination that we develop. The patent outlook for companies like ours is generally uncertain and may involve complex legal and factual questions. Our ability to maintain and consolidate our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or any patent applications that we license will result in the issuance of any patents. Our issued patents and those that may be issued in the future, or patents that we exclusively license, may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to invent the inventions claimed in our owned patents or patent applications, or that Yissum was the first to invent the invention claimed in the patent that we exclusively license from Yissum. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our trademark/service mark ACCORDION PILL is registered in Israel in Class 5. A more recent application in Israel in classes 5, 40 and 42 has been accepted and published. We are in the process of registering the ACCORDION PILL trademark/ service mark in the United States and Europe.

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

Properties

Our principal executive offices are located in Har Hotzvim at 12 Hartom Street, Jerusalem, Israel 9777512. The space is in a commercial office building and houses our office space of approximately 900 square meters, manufacturing facility for our clinical trials of approximately 670 square meters, which includes production, packaging, warehousing and logistics areas, and our laboratory facilities of approximately 200 square meters. In January 2018, we amended our lease agreement to add approximately 400 square meters that will allow us to expand our research and development activities.

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

We lease this space, which presently consists of a total area of approximately 2,170 square meters, from an unaffiliated third party, pursuant to a lease agreement which, as amended, expires June 30, 2021. Pursuant to the lease, as amended, our annual rental costs for 2017 were $490,000 (excluding VAT). We also lease four standard size offices, three offices in Modi’in, Israel and an office in New York City for our U.S. subsidiary, Intec Pharma Inc. Our expected rental costs for 2018 are approximately $695,000 (excluding VAT).

Although we will continue to produce product candidates ourselves for use in clinical trials, with respect to the future commercialization of the AP-CDLD, we have decided to rely on third-party manufacturers, and currently are in advanced discussions with a Commercial Manufacturing Organization (CMO).

Insurance

We maintain directors’ and officers’ liability insurance with maximum coverage of $40.0 million in the aggregate for the benefit of our office holders and directors. Such directors’ and officers’ liability insurance contains certain standard exclusions.

We also maintain insurance for our premises for a maximum of NIS 40.0 million, including coverage of equipment and lease improvements against risk of loss (fire, natural hazard and allied perils, excluding damage from theft - hereinafter “named perils”) and business interruption insurance coverage caused by named perils out of which up to NIS 32.0 million for fixed cost and up to NIS 120.0 million for expenses related to the ACCORDANCE study, our Phase III clinical trial for AP-CDLD. In addition, we maintain the following insurance: employer liability with coverage of NIS 20.0 million; third-party liability with coverage of NIS 20.0 million; and all risk coverage for machinery breakdown of our casting machine of approximately NIS 5.0 million.

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

Research Grants

Grants under the Innovation Law

Under the Innovation Law, research and development programs that meet specified criteria and are approved by a committee of the IIA are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the IIA committee and subject to the benefit track under which the grant was awarded. A company that receives a grant from the IIA, or a Participating Company, is typically required to pay royalties to the IIA on income generated from products incorporating know-how developed using such grants (including income derived from services associated with such products), until 100% of the U.S. dollars-linked grant plus annual LIBOR interest is repaid. The rate of royalties to be paid may vary between different benefits tracks, as shall be determined by the IIA. Under the regular benefits tracks the rate of royalties varies between 3% to 5% of the income generated from the IIA-supported products. The obligation to pay royalties is contingent on actual income generated from such products and services. In the absence of such income, no payment of such royalties is required.

The terms of the grants under the Innovation Law also (generally) require that the products developed as part of the programs under which the grants were given be manufactured in Israel and that the know-how developed thereunder may not be transferred outside of Israel, unless a prior written approval is received from the IIA (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured outside of Israel in the applications for funding, in which case only notification is required) and additional payments are required to be made to the IIA. It should be noted, that this does not restrict the export of products that incorporate the funded know-how. See “Risk Factors — Risks Related to Our Operations in Israel” for additional information.

The IIA approved our request to transfer 100% of the manufacturing rights of a certain product that was developed under one of the IIA funded programs to a non-Israeli manufacturer. As a result, we will be required to pay the IIA royalties from revenue generated from the AP-CDLD product candidate at an increased rate and up to an increased cap amount. The IIA noted that the approval granted was exceptional and that the IIA will not approve manufacturing additional product candidates out of Israel.

From January 1, 2009 through December 31, 2016, we received from IIA approximately NIS 50.2. However, in February 2018, the Company received a notice from the IIA to repay part of the grant amounts received in 2016 in the amount of approximately NIS 8.0 million, including NIS 0.1 million of interest and linkage differences, following a review and assessment by the IIA on the 2016 program. For more information see note 11c(1) in our consolidated financial statements for the year ended December 31, 2017. As of the date of this annual report on Form 20-F, the Company has repaid the IIA the total of approximately NIS 8.0 million.

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

We hold a business license from the Jerusalem Municipality with respect to manufacturing pharmaceutical products at 12 Hartom Street, Har Hotzvim in Jerusalem. The license is currently valid until April 1, 2018 and we are in the process of renewing it. The business license was granted after an inspection of our raw materials inventory, which we are permitted to maintain in our facilities and warehouses located at 12 Hartom Street. We also hold a toxic substance permit from July 14, 2015, which is valid until July 29, 2018.

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

ITEM 5. Operating and Financial Review and Prospects.

You should read the following discussion along with our consolidated financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results, performance and achievements may differ materially from those expressed in, or implied by, these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” We have prepared our consolidated financial statements in accordance with IFRS, as issued by the IASB.

Overview

We are a clinical stage biopharmaceutical company focused on developing drugs based on our proprietary Accordion Pill platform technology, which we refer to as the Accordion Pill. Our Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient GR and specific release mechanism. Our product pipeline currently includes several product candidates in various clinical trial stages. Our leading product candidate, Accordion Pill Carbidopa/Levodopa, or AP-CDLD, is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients. We have successfully completed a Phase II clinical trial for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients and have agreed with the U.S. Food and Drug Administration, or the FDA, on the remaining clinical development program for AP-CDLD for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, including the main principles of the single required pivotal Phase III clinical trial in advanced Parkinson’s disease patients. We enrolled the first patient in the ACCORDANCE study, the pivotal Phase III clinical trial for AP-CDLD, in April 2016 and we currently expect to complete patient enrollment in the trial during the second half of 2018.

In our correspondence with the FDA, the FDA previously agreed that an acceptable regulatory pathway for AP-CDLD would be to file a new drug application, or NDA, pursuant to Section 505(b)(2) of the FDCA, which is a streamlined approval pathway that may accelerate the time to commercialize and decrease the costs of FDA approval for AP–CDLD, as compared to those typically associated with an NCE.

In addition, we have initiated a new clinical development program for our Accordion Pill platform with the two primary cannabinoids contained in cannabis sativa, which we refer to as AP-Cannabinoids. We are formulating and testing cannabidiol, or CBD, and 9-tetrahydrocannabinol, or THC, for the treatment of various indications, including low back neuropathic pain and fibromyalgia. AP-CBD/THC is designed to extend the absorption phase of CBD and THC, resulting in more consistent levels for an improved therapeutic effect which may address several major drawbacks of current methods of treatment, such as short duration of effect, delayed onset, variability of exposure, variability of the administered dose and adverse events that correlate with peak levels. In March 2017, we initiated a Phase I single-center, single-dose, randomized, three-way crossover clinical trial in Israel to compare the safety, tolerability and PK of AP-THC/CBD with Sativex®, a commercially available oral buccal spray containing CBD and THC. Initial results demonstrate that the Accordion Pill platform is well suited to safely deliver CBD and THC with significant improvements in exposure compared with Sativex®. In the trial, the median time of peak concentration for AP-THC/CBD was two to three times longer than Sativex® and absorption was significantly higher.

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

History of Losses

Since our inception, we have generated significant losses in connection with our research and development, including the clinical development of AP-CDLD. As of December 31, 2017, we had an accumulated deficit of $90.5 million. We expect that additional losses will be accumulated in the near future as a result of our research and development activities. Such research and development activities will require further resources if we are to be successful. As a result, we may continue to incur operating losses, and we may need to obtain additional funds to further develop our research and development programs and our product candidates.

As a result of, among other things, our research and development activities, as well as the fact that we have not generated revenues since our inception, for the year ended December 31, 2017, our net loss was approximately $29.1 million.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings on the NASDAQ Capital Market and the TASE as described above), funding received from the IIA and other funds, and reimbursements received pursuant to collaborations with multinational pharmaceutical companies in connection with certain research and development activities. Since our inception, we have raised approximately $158 million in various investment rounds, private placements, an initial public offering in Israel in February 2010, various rights issuances, an initial public offering on the NASDAQ Capital Market in August 2015 and a public offering on the NASDAQ Capital Market in August 2017. We received approximately $34 million and $57.5 million from our initial U.S. public offering and U.S. follow-on public offering on the NASDAQ Capital Market, respectively. As of December 31, 2017, we had approximately $55.2 million of cash, cash equivalents and financial assets at fair value.

Operating Expenses

Our current operating expenses consist of two components, research and development expenses and general and administrative expenses.

Research and Development Expenses:

Our research and development expenses during the 12 months ended 2015, 2016 and 2017 relate primarily to the development of AP–CDLD. We record expenses for each product candidate on a direct cost basis only, rather than on a project basis. Direct costs, which include contract research organization expenses, clinical trials and pre-clinical trials, consulting expenses, APIs, and other similar expenses are recorded to the product candidate for which such expenses are incurred. However, salaries and related personnel expenses, indirect materials and costs for facilities and equipment are considered overhead and are shared among all of our product candidates and are not recorded on a product-by-product basis. Our direct costs related to product candidates other than AP–CDLD for 2015, 2016 and 2017 were insignificant. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the clinical studies that we conduct.

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

Financial Expense and Income

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; change in fair value of derivative financial instruments and expenses or income resulting from fluctuations of the NIS and other currencies, in which a portion of our assets and liabilities are denominated, against the U.S. dollar (our functional currency).

Results of Operations

The table below provides our results of operations for the periods indicated.

	Year ended December 31,
	2013	2014	2015	2016	2017
	USD in thousands
Statements of comprehensive loss data:
Research and development expenses	$(5,065)	$(4,959)	$(7,533)	$(15,349)	$(21,492)
Participation in (repayment of) research and development expenses	2,325	1,550	2,718	4,600	(2,803)
Research and development expenses, net	(2,740)	(3,409)	(4,815)	(10,749)	(24,295)
General and administrative expenses	(2,427)	(2,609)	(2,788)	(3,097)	(5,144)
Other gains, net	131	234	19	34	218
Operating loss	(5,036)	(5,784)	(7,584)	(13,812)	(29,221)
Financial income	120	318	633	466	358
Financial expenses	(180)	(227)	(229)	(16)	(201)
Financial income, net	(60)	91	404	450	157
Loss before taxes on income	(5,096)	(5,693)	(7,180)	(13,362)	(29,064)
Taxes on income	—	—	—	—	(29)
Net loss	(5,096)	(5,693)	(7,180)	(13,362)	(29,093)
Other comprehensive income (loss)- currency translation differences	406	(805)	(664)	—	—
comprehensive loss	$(4,690)	$(6,498)	$(7,844)	$(13,362)	$(29,093)

Basic and diluted loss per ordinary share	$(1.18)	$(1.18)	$(0.92)	$(1.17)	$(1.65)
Number of ordinary shares used in computing loss per ordinary share (in thousands)	4,322	4,825	7,791	11,448	17,660

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Research and Development Expenses, Net

Our research and development expenses, net, for the year ended December 31, 2017 amounted to approximately $24.3 million, an increase of $13.6 million, or approximately 127%, compared to approximately $10.7 million for the year ended December 31, 2016. The increase was primarily due to an increase in expenses related to the progression of the ACCORDANCE study, our Phase III clinical trial for AP-CDLD, payroll and related expenses, mostly due to an increase in headcount and salary raises. This was offset by a decrease in the IIA’s participation in research and development expenses (which was due to the Company’s decision not to accept the IIA grant for 2017, given its conditions) and by repayment to IIA of research and development expenses following IIA’s notice to repay part of the grants received in 2016.

General and Administrative Expenses

Our general and administrative expenses for the year ended December 31, 2017 amounted to approximately $5.1 million, an increase of $2.0 million, or approximately 65%, compared to approximately $3.1 million for the year ended December 31, 2016. The increase was primarily due to the increase in professional services, share-based compensation to employees and payroll and related expenses primarily related to the hiring of management personnel in the United States during 2017.

Other Gains, Net

Our other gains, net, for the year ended December 31, 2017 amounted to approximately $218,000, compared to approximately $34,000 for the year ended December 31, 2016. The other gains, net consist of change in the fair value of financial assets.

Operating Loss

As a result of the foregoing, for the year ended December 31, 2017 our operating loss was approximately $29.2 million, an increase of $15.4 million, or approximately 112%, compared to our operating loss for the year ended December 31, 2016 of approximately $13.8 million. The increase was mainly due to an increase in research and development expenses, as detailed above.

Financial Income, Net

For the year ended December 31, 2017, we had financial income from interest on cash equivalents and bank deposits in the amount of approximately $286,000 and foreign currency exchange income in the amount of approximately $72,000 offset by financial expenses from change in fair value of derivative financial instruments in the amount of approximately $184,000 and bank fees.

Taxes on income

During 2017 and 2016, we have not generated taxable income in Israel. However, in 2017 we had incurred tax expenses in our U.S. subsidiary in the amount of $29,000.

Comprehensive Loss

As a result of the foregoing, for the year ended December 31, 2017 our loss and comprehensive loss was approximately $29.1 million, an increase of $15.7 million, or approximately 117%, compared to our loss and comprehensive loss for the year ended December 31, 2016 of approximately $13.4 million. The increase was mainly due to an increase in research and development expenses, as detailed above.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Research and Development Expenses, Net

Our research and development expenses, net, for the year ended December 31, 2016 amounted to approximately $10.7 million, an increase of $5.9 million, or approximately 123%, compared to approximately $4.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in expenses for the ACCORDANCE study, payroll and related expenses, which were partially offset by an increase in participation in research and development expenses from the IIA received in 2016 compared to 2015.

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

Operating Loss

As a result of the foregoing, research and development, net, general and administrative expenses, and other gains, net, as well as our failure to generate revenues since our inception, for the year ended December 31, 2016 our operating loss was approximately $13.8 million, an increase of $6.2 million, or approximately 82%, compared to our operating loss for the year ended December 31, 2015 of approximately $7.6 million. This increase primarily resulted from an increase in expenses of the ACCORDANCE study, payroll and related expenses and other expenses associated with being a public company in the United States since August 2015, which were partially offset by an increase in participation in research and development expenses from the IIA received in 2016 compared to 2015.

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

Other comprehensive loss - currency translation differences

We had no other comprehensive loss from currency translation differences for the year ended December 31, 2016. Our currency translation differences for the year ended December 31, 2015 amounted to approximately $664,000. This currency translation difference resulted from the change in functional currency from NIS to U.S. dollar, effective January 1, 2016.

Comprehensive Loss

As a result of the foregoing research and development, net, general and administrative expenses, other gains, net, financial expense/income, net, and other comprehensive loss - currency translation differences, as well as our failure to generate revenues since our inception, for the year ended December 31, 2016 our loss and comprehensive loss was approximately $13.4 million, an increase of $5.6 million, or approximately 72%, compared to our loss and comprehensive loss for the year ended December 31, 2015 of approximately $7.8 million. This increase primarily resulted from an increase in expenses of the ACCORDANCE study, payroll and related expenses and other expenses associated with being a public company in the United States since August 2015, which were partially offset by an increase in participation in research and development expenses from the IIA received in 2016 compared to 2015 and less other comprehensive loss - currency translation differences which were recorded only in 2015.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings (in Israel and in the U.S.) of our equity securities, grants from the IIA and other grants from organizations such as the Michael J. Fox Foundation, and payments received under the feasibility and related agreements we have entered into with multinational pharmaceutical companies, pursuant to which we are entitled to full coverage of our development costs with regard to the projects specified in those agreements.

As of December 31, 2017, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $55.2 million. As of December 31, 2016, we had cash and cash equivalents and financial assets at fair value through profit or loss of approximately $18.2 million.

Net cash used in operating activities was approximately $22.1 million for the year ended December 31, 2017 compared with net cash used in operating activities of approximately $12.0 million for the year ended December 31, 2016. This increase primarily resulted from an increase in our net loss of approximately $15.7 million, which was partially offset by a decrease in changes in operating asset and liability items of approximately $4.7 million.

We had negative cash flow from investing activities of approximately $4.7 million for the year ended December 31, 2017 compared to positive cash flow from investing activities of approximately $ 4.7 million for the year ended December 31, 2016. The change resulted primarily from the maturities of short-term deposits, net, in the amount of $5.0 million in 2016 and an increase in purchase of property and equipment in the amount of approximately $4.5 million.

We had the following major financing activities during 2017. In March 2017, we completed a private placement of 2,289,638 ordinary shares of the Company, at a price of $4.40 per share, with various investors for gross proceeds of approximately $10 million, and in August 2017, we completed an underwritten public offering of our ordinary shares on the NASDAQ Capital Market, pursuant to which we issued 12,224,500 ordinary shares at a price of $4.70 per share for net proceeds of approximately $53.6 million.

Current Outlook

As of December 31, 2017, we believe that, without further fund raising, we will not have sufficient working capital to enable us to continue advancing our activities, including the development, manufacturing and marketing of our products for a period of at least 12 months from the date of approval of the consolidated financial statements. As a result, there is substantial doubt about our ability to continue as a going concern. We expect to satisfy our future cash needs through submissions of applications for grants from private funds, license agreements with third parties and capital raising from the public, private investors and institutional investors, such as through the private placement of ordinary shares that we conducted in March 2017 and the public offering we completed in August 2017. We may also engage with a partner in order to share the costs associated with the development and manufacturing of our product candidates. For more information see note 1a(2) in our consolidated financial statements for the year ended December 31, 2017.

Developing drugs, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. We will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials of our product candidates, obtain regulatory approval for one or more of our product candidates, obtain commercial manufacturing capabilities and commercialize one or more of our product candidates. Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for one or more of our product candidates;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or technology;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our product candidates.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2017 included the following:

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating Lease Obligations in $ (payments due by June 30, 2021)	2,280,000	685,000	1,270,000	325,000	—

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

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these consolidated financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities and expenses. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to the consolidated financial statements included elsewhere in this annual report. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s subjective or complex judgments, resulting in the need for management to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted.

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

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. Such exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404, (ii) being exempt from adoption of new or revised financial accounting standards until they would apply to private companies, (iii) being exempt from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our consolidated financial statements and (iv) reduced disclosure obligations regarding executive compensation. We could remain an “emerging growth company” for up to five years from the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics) or more, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three year period.

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

ITEM 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

We are managed by a board of directors, which is currently comprised of six members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers as of December 31, 2017. The business address for each of our executive officers and directors is c/o Intec Pharma Ltd., 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Name	Age	Position
Dr. John W. Kozarich	68	Chairman of the Board of Directors
Jeffrey A. Meckler	51	Chief Executive Officer and Vice Chairman of the Board of Directors
Dr. Nadav Navon	49	Chief Operating Officer
Walt A. Linscott, Esq.	57	Chief Administrative Officer
Nir Sassi	42	Chief Financial Officer
Dr. R. Michael Gendreau	62	Chief Medical Officer
Gil Bianco	66	External Director and Chairperson of the Audit Committee
Hila Karah	49	Director
Issac Silberman	66	External Director and Chairperson of the Compensation Committee
Anthony J. Maddaluna	65	Director

Our Executive Officers and Directors

Dr. John W. Kozarich has been our Chairman of the board of directors since July 2016. Dr. Kozarich has nearly 40 years of experience in the biopharmaceutical industry and academia. Dr. Kozarich currently serves as Chairman of Ligand Pharmaceuticals (NASDAQ: LGND). From 2004 until April 2017, Dr. Kozarich served as Chairman and President of ActivX Biosciences, Inc., or ActivX, where he is now a Distinguished Scientist. Prior to his role at ActivX, Dr. Kozarich was Vice President at Merck Research Laboratories where he was responsible for a variety of drug discovery and development programs and external biotech collaborations. Dr. Kozarich previously held full professorships at the University of Maryland and Yale School of Medicine. He was named Director of the Year for 2014 by the Corporate Directors Forum, has been an American Cancer Society Faculty Research Awardee, and received the Distinguished Scientist Award of the San Diego Section of the American Chemical Society. Dr. Kozarich currently serves as a director at Retrophin, Inc., a publicly-traded biopharmaceutical company (NASDAQ: RTRX). From 2007 until April 2015, Dr. Kozarich served as a director of Corium International, Inc., a publicly-traded commercial stage biopharmaceutical company (NASDAQ: CORI) and, from June 2012 until the company’s merger with Aegerion Pharmaceuticals, Inc. and Istope Acquisition Corp. in November 2016, Dr. Kozarich served as a director of QLT, Inc., a biotechnology company (NASDAQ: QLTI). Dr. Kozarich holds a B.S. in chemistry from Boston College and a Ph.D. in biological chemistry from the Massachusetts Institute of Technology and was an NIH Postdoctoral Fellow at Harvard University.

Mr. Jeffrey A. Meckler has served as our Vice Chairman of the board of directors since April 2017 and as our Chief Executive Officer since July 2017. Mr. Meckler has served on numerous public and private corporate boards and is currently a director of Retrophin, Inc. (NASDAQ: RTRX). Mr. Meckler recently served as Chief Executive Officer and a Director of CoCrystal Pharma, Inc., a pharmaceutical company, from April 2015 to July 2016. He has also served as a Director of QLT, Inc. (NASDAQ: QLTI), a biotechnology company, from June 2012 to November 2016, as well as the Managing Director of The Andra Group, a life sciences consulting firm since 2009. Mr. Meckler also served as Chief Executive Officer of Trieber Therapeutics from January 2017 to July 2017. Earlier in his career, Mr. Meckler held a series of positions at Pfizer Inc. in manufacturing systems, market research, business development, strategic planning and corporate finance, which included playing a significant role in acquisitions and divestitures. Mr. Meckler is the past President and continues to serve on the board of directors of Children of Bellevue, a non-profit organization focused on advocating and developing pediatric programs at Bellevue Hospital Center. Mr. Meckler holds a B.S. in Industrial Management and M.S. in Industrial Administration from Carnegie Mellon University. In addition, Mr. Meckler received his J.D. from Fordham University School of Law.

Dr. Nadav Navon has been with us since March 2006 and has served as our Chief Operating Officer since July 2017. Between March 2015 and July 2017, Dr. Navon served as our Executive Vice President of Research & Development and Operations. Before that he served as our Vice President of Research & Development and Operations from May 2013 until March 2015. Prior to his service with us, Dr. Navon headed the analytical and quality assurance operations at Sharon Laboratories Ltd., a chemical company that develops and manufactures raw materials for the pharmaceutical, cosmetic and food industries, from 2001 to 2006. Prior to that, Dr. Navon led a number of research and development projects in the Negev’s Nuclear Research Center. Dr. Navon has a Ph.D. in inorganic and analytical chemistry, and an MBA and a BSc in chemistry, each from Ben-Gurion University in Be’er Sheva, Israel.

Walt A. Linscott, Esq. has been our Chief Administrative Officer since October 2017. Prior to his service with us, Mr. Linscott co-founded a global consulting enterprise in October 2014 providing strategic advice to developing companies and most recently served as the President and Chief Operating Officer of Treiber Therapeutics, Inc. from March 2017. Mr. Linscott also has held senior level executive positions at public and private medical device and pharmaceutical companies, Cocrystal Pharma, Inc., from July 2015 to March 2017, Carestream Health, Inc., from January 2011 to January, 2015 and Solvay Pharmaceuticals, Inc., from 2001 to 2005. In addition to this experience, he was an associate and partner at Thompson Hine LLP from 1990 to 2001, and again as a partner from 2005 to 2010 where he founded the firm’s Atlanta, Georgia office, served as Partner in Charge and Chair of the firm’s Life Science Practice Group. Mr. Linscott holds a Postgraduate Diploma in Global Business from the University of Oxford and a Postgraduate Diploma in Entrepreneurship from Cambridge University. He earned a bachelor’s degree from Syracuse University and a Juris Doctor from the University of Dayton School of Law. Mr. Linscott served on active duty as an Officer in the United States Marine Corps prior to attending law school.

Mr. Nir Sassi has been our Chief Financial Officer since August 2016. Prior to serving as our Chief Financial Officer, Mr. Sassi served as our VP Finance commencing in January 2015 and as our Chief Financial Officer between March 2010 and January 2015. Prior to his service with us, Mr. Sassi served as a Senior Manager at PricewaterhouseCoopers Israel, an accounting firm, from 2002 until 2010, including two years relocation to the PricewaterhouseCoopers New York office. Mr. Sassi is a certified public accountant in Israel and has a bachelor’s degree in economics and accounting from Ben Gurion University in Be’er Sheva, Israel.

Dr. R. Michael Gendreau was named as our Chief Medical Officer in February 2018. In 2011, prior to joining Intec, Dr. Gendreau founded Gendreau Consulting, LLC, a consulting firm providing strategic advice and operational leadership on the design and management of clinical programs, strategic planning, and technology assessments for emerging pharmaceutical, diagnostic, and medical device companies. He has served on various scientific advisory boards, executive strategic planning boards, and Data Safety Monitoring Boards. Prior to his consulting career, Dr. Gendreau served from 1996 until 2011 as Chief Medical Officer at Cypress Bioscience, Inc., a clinical-stage biotech company developing therapies for central nervous system disorders. Prior to Cypress Bioscience, Dr. Gendreau was Chief Medical Officer of Microprobe Corporation from 1991 to 1994. Additionally, he has served as Chief Medical Officer/Therapeutic Area Head at other institutions, including Battelle Memorial Institute. Dr. Gendreau received his B.S. in Chemistry from Ohio University, and earned his M.D./Ph.D. from The Ohio State University.

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

Ms. Hila Karah has served as one of our directors since December 2009. Ms. Karah is the executive chairperson of FloraFotonica Ltd., an Israeli Agro Tech startup. Ms. Karah is an experienced board director and independent business consultant to private and public companies on strategy, operations, financing, regulatory and corporate governance. From 2006 until 2013, Ms. Karah was the chief investment officer of Eurotrust Ltd., a family office, where she focused primarily on investments in life science, internet and high-tech companies. Prior to joining Eurotrust, Ms. Karah served as a senior analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a healthcare-focused hedge fund based in Connecticut. Ms. Karah currently serves as a director at Cyren Ltd. a cyber security company (NASDAQ, TASE: CYRN), a director at Dario Health Corp., (NASDAQ: DRIO) a board observer at MyHeritage Ltd. (private company) and a director at GR Dome Ltd. (private company). She has a BA in molecular and cell biology from the University of California, Berkeley, and has studied at the UCSB – UCSF Joint Medical Program.

Mr. Issac Silberman has served as one of our external directors since April 2010. From 2007 through the end of 2016, Mr. Silberman also served as a special investment advisor at Sullam Holdings L.R. Ltd., a financial services corporation in the Lenny Recanati Group, focusing primarily on investments in high-tech, biotechnology and real estate companies. Mr. Silberman also serves as a director in other private Israeli companies, and has over 20 years of prior experience as an executive officer of various public and private companies. Mr. Silberman holds a B.A. in economics and accounting from Tel Aviv University in Tel Aviv, Israel, and he is a certified public accountant in Israel.

Mr. Anthony J. Maddaluna has served as one of our directors since December 2017. Mr. Maddaluna has more than 40 years of experience in the pharmaceutical manufacturing industry, including leadership positions in plants, regions and globally. From January 2011 to December 2016, Mr. Maddaluna held a series of positions at Pfizer Inc., most recently serving as the Executive Vice President and President of Pfizer Global Supply. Prior to that Mr. Maddaluna served as Senior Vice President of Pfizer Global Manufacturing Strategy and Supply Network Transformation from 2008 until 2011, and as Vice President of Pfizer Global Manufacturing Europe Area from 1998 until 2008. Mr. Maddaluna served as a director of Albany Molecular Research Inc. from February 2016 until its acquisition by The Carlyle Group and GTCR in August 2017 and currently serves on the board of managers for the private company. Mr. Maddaluna holds an B.S. in Chemical Engineering from Northeastern University and an M.B.A. from Southern Illinois University.

Our Scientific Advisory Team

Our Scientific Advisory Team including specialists and experts from the United States, Europe and Israel, with experience in the fields of the central nervous system, neurological diseases, and safety and regulation. Our Scientific Advisory Team plays an active role in advising us with respect to our products, technology development, clinical trials and safety. The following sets forth certain information with respect to our Scientific Advisory Team members.

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

Most of the members of our Scientific Advisory team are paid for their services to us at their hourly consulting fees. We paid members of our Scientific Advisory Team an aggregate of approximately $38,000 for services rendered during 2017.

There are no family relationships among our executive officers and directors.

B. Compensation.

The table below reflects the compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table below, “compensation” includes amounts accrued or paid in connection with salary cost, consultancy fees, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our consolidated financial statements for the year ended December 31, 2017, plus compensation paid to such Covered Executives following the end of the year in respect of services provided during the year. Each of the Covered Executives was covered by our director and officer liability insurance policy and was entitled to indemnification and exculpation in accordance with applicable law and our articles of association.

Individual Covered Executive Compensation

Name and Principal Position(1)	Salary(2)	Bonus	Equity-Based Compensation(3) USD $	All other compensation(4)	Total
John W. Kozarich – Chairman of the Board	80,000		181,185		261,185
Jeffrey A. Meckler – Chief Executive Officer and Vice Chairman	150,413	385,000	419,143		954,556
Dr. Nadav Navon – Chief Operating Officer	216,846	70,842	156,842	15,419	459,949
Nir Sassi – Chief Financial Officer	204,042	61,065	93,079	15,593	373,779
Giora Carni – Former Director of Technology and Interim Chief Executive Officer (5)	159,755		47,092	15,942	222,789

(1) All Covered Executives, except for Mr. Giora Carni, were employed on a full time (100%) basis during their term of employment in 2017. Mr. Meckler was appointed to act as our Vice Chairman in April 2017 and as our chief executive officer in December 2017.

(2) Salary includes the Covered Executive’s gross salary plus payment of social benefits made by us on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., managers’ life insurance policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies. The salary for Mr. Jeffrey Meckler includes $112,532 of directors fees.

(3) Represents the share-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2017, based on the option’s fair value, calculated in accordance with accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 13 to our consolidated financial statements.

(4) Includes mainly leased car and mobile phone expenses.

(5) In May 2017, following the resignation of Mr. Weiss as our Chief Executive Officer, Mr. Carni (then Company’s Director of Technology and a member of our board of directors) became our interim Chief Executive Officer until July 2017 when Mr. Meckler, our current Chief Executive Officer was appointed. As of our general meeting of shareholders held on December 11, 2017, Mr. Carni is no longer a director of the Company, and currently serves as a consultant (on a 50% basis).

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

Our office holders are also employed under the terms and conditions prescribed in personal contracts. These personal contracts provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain acceleration provisions upon material events such as a change of control or entry into a material agreement, customary provisions regarding non-competition, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition and assignment of inventions provisions may be limited under applicable law. See “Risk Factors — Risks Related to Our Company and Its Business.”

Services Agreement with Our Chairman of the Board of Directors, Dr. John W. Kozarich

Dr. Kozarich was elected to serve as our chairman of the board of directors in June 2016, and started his tenure on July 1, 2016. Under Dr. Kozarich’s service agreement, he is entitled to an annual fee of $80,000, paid in four quarterly payments, as well as to reimbursement for out-of-pocket expenses incurred in connection with his services as chairman of the board of directors. Dr. Kozarich’s service agreement is for a term of three years and can be terminated by either us or Dr. Kozarich upon 90 days’ prior written notice, or immediately if Dr. Kozarich no longer acts as our chairman of the board of directors. Dr. Kozarich’s agreement also includes customary non-disclosure, non-compete and ownership assignment of intellectual property undertakings.

As of December 31, 2017, Dr. Kozarich held options to purchase 224,478 ordinary shares with an exercise price of $3.526, of which 74,826 were vested. Dr. Kozarich’s unvested options will vest in the event of a change of control (as such term is defined in the service agreement).

Services and Employment Agreements with Our Vice Chairman of the Board of Directors and Chief Executive Officer, Mr. Jeffrey A. Meckler

Mr. Meckler has served as our Vice Chairman of the board of directors since April 2017 until his appointment as our Chief Executive Officer in July 2017. During the term of his employment as Chief Executive Officer, Mr. Meckler is entitled to receive a base salary at the annual rate of $500,000. In addition, Mr. Meckler is entitled to (i) paid holidays as generally provided by the Company to its personnel and (ii) five weeks of paid vacation each calendar year.

Mr. Meckler is also entitled to an annual bonus. With respect to the period beginning on the date on which Mr. Meckler was appointed Chief Executive Officer and ending on December 31, 2017, we paid Mr. Meckler a discretionary bonus of $135,000. Going forward, for each calendar year beginning on or after January 1, 2018, during which Mr. Meckler’s term of employment continues through December 31 of each such year, Mr. Meckler will be entitled to receive an annual bonus of up to 50% of his base salary. The annual bonus will be paid, subject to the achievement by Mr. Meckler of certain goals to be set by our board of directors after consultation with Mr. Meckler.

In addition, for his role as the Company’s Chief Executive Officer, Mr. Meckler was granted options to purchase up to 380,000 of our ordinary shares, at an exercise price of $6.70 per share, which will vest over three years according to the following schedule: 33% of the options will vest and become exercisable on the first anniversary of the grant date, and the remaining portion of the options vest and become exercisable on a pro rata basis in eight equal quarterly installments thereafter. The options will be subject to a ten year expiration from the grant date, and such other terms and conditions set forth in the Company’s option agreement and the provisions of our equity incentive plan. Previously, for his services as the Vice Chairman of the Company, Mr. Meckler received a one-time grant of options to purchase up to 120,000 ordinary shares of the Company, at an exercise price of $5.32 per share, with a 3-year vesting schedule (the options will vest in three equal annual tranches over a three-year period, provided Mr. Meckler continues to be a member of the board of directors of the Company). In addition, Mr. Meckler received a one-time grant of options to purchase up to 65,000 ordinary shares of the Company, at an exercise price of $5.32 per share, with a 9-month vesting schedule (such options were granted in connection with certain services provided by Mr. Meckler to the Company related to the financing activities of the Company in the United States).

The agreement with Mr. Meckler will terminate upon the earliest to occur of (i) a termination by the Company without cause, subject to 30 days’ prior notice, (ii) immediate termination by the Company for cause, (iii) a termination by Mr. Meckler for good reason, subject to 30 days’ prior notice (which will also serve as a cure period) to be provided to the Company within 60 days of the occurrence of the event that constitutes good reason, (iv) a termination by Mr. Meckler without good reason, subject to 90 days’ prior notice, (v) Mr. Meckler’s death, or (vi) a termination by the Company or Mr. Meckler by reason of Mr. Meckler’s disability.

Upon termination by the Company without cause, Mr. Meckler will be entitled to a severance amount payable in six equal monthly installments, which will be equal to (i) 50% of Mr. Meckler’s annual base salary, (ii) one-twelfth (1/12th) of Mr. Meckler’s annual bonus for each completed month of such fiscal year provided the termination date is following June 30 of such fiscal year, and (iii) an amount equal to Mr. Meckler’s cost of continued health insurance coverage for six months (collectively, the “Severance Amount”). In addition, if the termination by the Company without cause occurs following the first anniversary of the agreement, any options that have not previously vested will become vested and exercisable immediately prior to such termination.

If Mr. Meckler’s employment is terminated by the Company without cause or by Mr. Meckler for good reason during the one year period immediately following a change in control, then Mr. Meckler will be entitled to receive a lump-sum payment equal to two times the Severance Amount.

Mr. Meckler’s employment agreement includes additional customary provisions, such as non-solicitation, confidentiality, intellectual property assignment, participation in the Company’s medical and similar insurance plans and reimbursement of expenses.

As of December 11, 2017 (the date on which the general meeting of our shareholders approved the terms of employment of Mr. Meckler as our Chief Executive Officer), Mr. Meckler’s entitlement to receive compensation under his services agreement, dated August 29, 2017, which was previously approved by our shareholders on June 1, 2017, terminated. Notwithstanding the above, Mr. Meckler retains the options to purchase ordinary shares previously granted to him as Vice Chairman of our board of directors.

As of December 31, 2017, Mr. Meckler held options to purchase 565,000 ordinary shares with a weighted exercise price of US $6.25, of which 50,556 were vested and 514,444 will vest over time. Subject to Mr. Meckler’s continued employment by the Company, in the event of (i) a change in control or (ii) the entry into a “Material Agreement” (as will be defined by our compensation committee and the board of directors) 380,000 options granted to Mr. Meckler in his capacity as chief executive officer that have not previously vested will become vested and exercisable immediately prior to such event.

Services and Employment Agreement with Our Chief Operating Officer, Dr. Nadav Navon

Dr. Navon was promoted to serve as our Chief Operating Officer in July 2017, and prior to that, from March 2015, he had served as our Executive Vice President of Research & Development and Operations. Under Dr. Navon’s current employment agreement (amended as of January 2018), he is entitled to a monthly gross salary of NIS 62,500, and to social benefits, such as annual paid vacation days, convalescent payment, manager’s insurance, sick leave vocational studies fund and disability insurance. In addition, we provide Dr. Navon with a leased company car and a mobile phone. Dr. Navon’s employment agreement is terminable by either us or Dr. Navon upon 90 days’ prior written notice. Dr. Navon’s employment agreement contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of December 31, 2017, Dr. Navon held options to purchase 210,500 ordinary shares with a weighted exercise price of $4.70, of which 35,531 were vested, 124,969 will vest over time and 50,000 will vest in the event that a material agreement, as defined in our previous compensation policy, is signed between us and a third party.

Services and Employment Agreement with Our Chief Financial Officer, Nir Sassi

Mr. Sassi has served as our Chief Financial Officer since August 2016. Prior to serving as our Chief Financial Officer, he served as our VP Finance commencing in January 2015 and as our Chief Financial Officer between March 2010 and January 2015. Under Mr. Sassi’s current employment agreement (amended as of January 2018), he is entitled to a monthly gross salary of NIS 49,166, and to social benefits, such as annual paid vacation days, convalescent payment, manager’s insurance, sick leave vocational studies fund and disability insurance. In addition, we provide Mr. Sassi with a leased company car and a mobile phone. Mr. Sassi’s employment agreement is terminable by either us or Mr. Sassi upon 90 days’ prior written notice. Mr. Sassi’s employment agreement contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of December 31, 2017, Mr. Sassi held options to purchase 5,422 ordinary shares with an exercise price of NIS 52.35, of which all were vested. In addition, as of December 31, 2017, Mr. Sassi also held options to purchase 133,300 ordinary shares with a weighted exercise price of $4.83, of which 13,944 were vested, 79,356 will vest over time and 40,000 will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party.

Services and Employment Agreement with Our Former Director of Technology, Giora Carni

Mr. Carni served as our Director of Technology from October 2014 as well as member our board of directors since March 2016. In May 2017, following the resignation of Mr. Weiss, Mr. Carni became our interim Chief Executive Officer until July 2017 when Mr. Meckler, our current Chief Executive Officer, was appointed. As of our general meeting of shareholders held on December 11, 2017, Mr. Carni’s services as a director of the Company ended, and he currently serves as a consultant (on a 50% basis). Prior to his resignation Mr. Carni was entitled to a monthly gross salary of NIS 35,000 (70% scope of employment), and to social benefits, such as annual paid vacation days, severance pay, recuperation pay, manager’s insurance, sick leave and studies fund. In addition, we provided Mr. Carni with a leased company car and a mobile phone.

In December 2017, following the lapse of this tenure as a member our board of directors, we entered into a new employment agreement with Mr. Carni. For more information, see “Item 7. Major Shareholders and Related Party Transactions – Related Party Transaction – Employment and Consulting Agreements.”

As of December 31, 2017, Mr. Carni held options to purchase 70,909 ordinary shares with a weighted exercise price of NIS 16.25, of which all will vest in the event that a material agreement, as defined in our compensation policy, is signed between us and a third party. In addition, as of December 31, 2017, Mr. Carni also held options to purchase 148,000 ordinary shares that will vest over time with a weighted exercise price of $6.00, of which 80,000 will vest over time or immediately upon the earlier of: (i) the closing of a merger agreement, as defined in our 2015 Plan, or (ii) if Mr. Carni is terminated without cause prior to June 11, 2019). None of these options were vested as of December 31, 2017.

Equity Compensation Plans

We maintain the 2005 Plan, which was adopted by our board of directors on September 19, 2005, that provides for granting options to our directors, officers, employees, consultants, advisers and service providers. As of December 31, 2017, the 2005 Plan has expired, however 349,152 options that were previously granted under the 2005 Plan are still outstanding and remain subject to its terms and conditions. Such options will remain outstanding until the earlier of their exercise or expiration in accordance with the terms of the 2005 Plan and the applicable grant agreement. In addition, as of December 31, 2017, we had outstanding options to purchase 8,035 ordinary shares that were issued to consultants outside of the 2005 Plan; all of these options are vested and outstanding. Of such outstanding options, options to purchase 171,215 ordinary shares were vested as of December 31, 2017, with a weighted average exercise price of NIS 43.00 per share, and will expire between 2018 and 2020.

The 2005 Plan permitted options to be awarded to Participants (as such term is defined in the 2005 Plan) pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance, and Section 3(i) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of the company’s share capital, or to be entitled to 10% of the company’s profits or to appoint a director to the company’s board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by the company in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2005 Plan is managed by our board of directors or any other committee or person that our board of directors authorizes for this purpose. According to our board of directors’ resolution of September 19, 2005, the options granted under Section 102 of the Ordinance were granted under the capital gains track. The 2005 Plan also permitted us to grant options to U.S. residents, which may qualify as “incentive stock options” within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and to residents of other jurisdictions.

Options granted under the 2005 Plan are subject to applicable vesting schedules and generally for all awards granted after May 27, 2010, expire six years from the grant date (however, generally, awards granted prior to such date, expire ten years from the grant date).

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, all unvested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the Participant’s engagement was terminated for cause (as defined in the 2005 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

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

On January 6, 2016, our board of directors adopted the 2015 Equity Incentive Plan, or the 2015 Plan. Originally, the maximum number of ordinary shares reserved for issuance under the 2015 Plan was 700,000, subject to future adjustments. On July 25, 2016, the board of directors increased the aggregate number of shares issuable under the 2015 Plan by 700,000 shares and another increase by 2,100,000 was approved by the general meeting of our shareholders on December 11, 2017. In connection with the aforementioned increase of 2016, we did not obtain shareholder approval as required under NASDAQ Listing Rules and instead followed home practice rules that do not require such approval. Similar to the 2005 Plan, the 2015 Plan permits options to be awarded to Participants (as such term is defined in the 2015 Plan) pursuant to Section 102 of the Ordinance and Section 3(i) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. The 2015 Plan also permits us to grant options to U.S. residents, which may qualify as “incentive stock options” within the meaning of Section 422 of the Code, and to residents of other jurisdictions.

Options under the 2015 Plan are subject to applicable vesting schedules and will generally expire up to ten years from the grant date.

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, any vested but unexercised options will automatically expire 90 days after termination, unless earlier expired due to their term, and all unvested options will expire upon the date of termination. If the Participant’s engagement was terminated for cause (as defined in the 2015 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term and all unvested options will expire upon the date of termination.

As of December 31, 2017, outstanding awards under the 2015 Plan totaled 1,872,683 ordinary shares and an additional 1,615,999 awards were available for grant. Of the 1,872,683 outstanding options, options to purchase 275,196 ordinary shares were vested as of December 31, 2017, with a weighted average exercise price of $4.41 per share, and will expire between 2026 and 2027.

C. Board Practices

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

Our board of directors affirmatively determined that a majority of our directors are independent in accordance with the NASDAQ Capital Market rules. Our board of directors determined that all of our directors other than Jeffrey A. Meckler are independent under such rules. The definition of independent director under the NASDAQ Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by a simple majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

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

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the consolidated financial statements of the company and initiate a discussion about the presentation of financial data. In determining whether the director has financial and accounting expertise the board of directors shall consider education, experience and the knowledge in the following subjects: (i) accounting issues and internal auditing issues typical to the company’s industry and to companies of the same size and complexity as the company; (ii) the nature of the Internal Auditor’s position in the company and his or her duties; and (iii) the preparation of financial statements and their approval subject to the Companies Law and the Israeli Securities Law.

A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in a company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Gil Bianco and Issac Silberman have served as our external directors since 2010. Mr. Bianco and Mr. Silberman were re-elected to serve as external directors for a third term from April 2016 until April 2019. Our board of directors has determined that both Mr. Bianco and Mr. Silberman have accounting and financial expertise and that Gil Bianco is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the rules of the NASDAQ Capital Market.

The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are non-controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or

●	the total number of shares voted by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director, against the election of the external director, does not exceed 2% of the aggregate voting rights in the company.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, excluding such ability deriving solely from his or her position as a director of the company or from any other position with the company. A shareholder is presumed to be a controlling shareholder if such shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, the term “controlling shareholder” is deemed to include, in addition to the foregoing, a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company.

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

The term “affiliation” includes (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

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

Under regulations promulgated pursuant to the Companies Law, companies with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, may adopt exemptions from various corporate governance requirements of the Companies Law so long as the company satisfies the applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees. We may rely on these exemptions in the future.

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

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” under the Companies Law is generally defined as either an external director or as a director who meets the following criteria:

●	he or she meets the qualifications for being appointed as an external director, except for the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel); and

●	he or she has not served as a director of the company for a period exceeding nine consecutive years, provided that, for this purpose, a break of less than two years in service shall not be deemed to interrupt the continuation of the service.

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

Audit Committee Role

Prior to the consummation of our initial public offering in the United States, our board of directors adopted an audit committee charter to be effective upon the listing of our shares on the NASDAQ Capital Market that sets forth the responsibilities of the audit committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Capital Market, as well as the requirements for such committee under the Companies Law, including the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor; and

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors.

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

Pursuant to an amendment to the Companies Law enacted on February 17, 2016, a company whose audit committee’s composition meets the requirements set forth for the composition of a compensation committee (as further detailed below) is permitted to have one committee acting as both an audit and compensation committee.

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

Under the Companies Law, the compensation committee is responsible, among other things, for (i) recommending to the board of directors regarding its approval of a compensation policy in accordance with the requirements of the Companies Law; (ii) overseeing the development and implementation of such compensation policy and recommending to the board of directors regarding any amendments or modifications that the compensation committee deems appropriate; (iii) determining whether to approve transactions concerning the terms of engagement and employment of our officers and directors that require compensation committee approval under the Companies Law; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder’s approval. In addition, any amendment of existing terms of office and employment of office holders (other than directors or controlling shareholders and their relatives, who serve as office holders) requires the sole approval of the compensation committee, if the committee determines that the amendment is not material in relation to its existing terms and if such amendment is in accordance with the approved compensation policy of the company then in effect.

The Compensation Policy

The compensation policy must be based on certain considerations, must include certain provisions and needs to reference certain matters as set forth in the Companies Law. The compensation policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee. In addition, the compensation policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the compensation policy, constitute 2% or less of the voting power of the company. Such majority determined in accordance with clause (i) or (ii) is hereinafter referred to as the “Compensation Majority.”

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

The compensation policy must serve as the basis for decisions concerning the consolidated financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the ratio between the cost of the terms of employment of an office holder and the cost of the compensation of the other employees of the company, including those employed through manpower companies, in particular the ratio between such cost and the average and median compensation of the other employees of the company, as well as the impact such disparities may have on the work relationships in the company;

●	the possibility of reducing variable compensation, if any, at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, if any, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s consolidated financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

In accordance with the Companies Law, and following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the compensation policy at our annual general meeting of shareholders that was held in January 2014, and therefore in January 2017 our compensation policy has expired. Following the recommendation of our compensation committee and our board of directors, our shareholders re-approved our compensation policy in June 2017, and later approved an amendment of its terms (at the general meeting of shareholders held on December 11, 2017).

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor in accordance with the recommendation of the audit committee. Each of the following may not be appointed as internal auditor:

●	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;

●	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;

●	an office holder (including a director) of the company (or a relative thereof); or

●	a member of the company’s independent accounting firm, or anyone on his or her behalf.

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

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed as an officer in the table under “Item 6. Directors, Senior Management and Employees — Directors and Senior Management” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to any such action.

The duty of loyalty includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

●	a transaction other than in the ordinary course of business;

●	a transaction that is not on market terms; or

●	a transaction that may have a material impact on a company’s profitability, assets or liabilities.

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

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. The approval of the audit committee or the compensation committee, as the case may be, the board of directors and the shareholders of the company, in that order is required for (a) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (b) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company, (c) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder or (d) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder (collectively referred as Transaction with a Controlling Shareholder). In addition, such shareholder approval requires one of the following, which we refer to as a Special Majority:

●	at least a majority of the shares held by all shareholders who do not have a personal interest in the transaction and who are present and voting at the meeting approving the transaction, excluding abstentions; or

●	the shares voted against the transaction by shareholders who have no personal interest in the transaction and who are present and voting at the meeting do not exceed 2% of the voting rights in the company.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and its other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

●	an amendment to the company’s articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	the approval of related party transactions and acts of office holders that require shareholder approval.

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

Under the Companies Law, a company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to certain events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (A) no indictment was filed against such office holder as a result of such investigation or proceeding; and (B) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction; and

Under the Companies Law and the Israeli Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a monetary liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure and indemnify an office holder against the aforementioned liabilities as well as the following liabilities:

●	a breach of duty of care to the Company or to a third party;

●	any other action which is permitted by law to insure an office holder against;

●	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendments), 5771-2011 and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

●	a monetary liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a civil or administrative fine or forfeit levied against the office holder.

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

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our shareholders equity based on our most recently audited or reviewed consolidated financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement. In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

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

D. Employees.

As of December 31, 2017, we had 70 employees, four of whom were employed in management, seven of whom were employed in finance and administration, 41 of whom were employed in research and development and operations, seven of whom were employed in clinical trials and regulatory affairs and 11 of whom were employed in quality assurance. As of December 31, 2017, all of these employees are located in Israel or the United States, where the Company employs two employees.

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

E. Share Ownership.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2018 by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Except as otherwise indicated in the footnotes to this table, we believe the persons named in this table have sole voting and investment power with respect to all the ordinary shares indicated.

	As of March 1, 2018
	Ordinary Shares		%

Jeffrey A. Meckler	126,761	(1)	+
Nadav Navon	58,649	(2)	+
Nir Sassi	24,572	(3)	+
John W. Kozarich	106,587	(4)	+
Anthony J. Maddaluna	—		—
Gil Bianco	25,751	(5)	+
Hila Karah	18,251	(6)	+
Issac Silberman	25,751	(5)	+
Walt A. Linscott	—	(7)	—
R. Michael Gendreau	—	(8)	—
All executive officers and directors as a group (10 people)	386,322	(9)	1.46%
Adage Capital Partners, L.P.	1,725,000	(10)	6.62%
Meitav Dash Investments Ltd.	2,191,705	(11)	8.41%
venBio Select Advisor LLC	2,195,705	(12)	8.42%
Acuta Capital Partners LLC	2,724,283	(13)	10.44%

+	Less than 1%.

*	Percentages and number of ordinary shares calculated in accordance with SEC rules and based upon 26,075,770 ordinary shares issued and outstanding as of March 1, 2018.

(1)	Consists of 21,761 ordinary shares and options to purchase 105,000 ordinary shares with an exercise price of $5.32 per share and with an expiration date of April 10, 2027. All such options have vested or will vest within 60 days of March 1, 2018. Does not include 460,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(2)	Consists of 14,024 ordinary shares, options to purchase 22,750 ordinary shares with an exercise price of $4.14 and with an expiration date of March 27, 2026 and options to purchase 21,875 ordinary shares with an exercise price of $4.47 per share and with an expiration date of July 25, 2026. All such options have vested or will vest within 60 days of March 1, 2018. Does not include 250,875 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(3)

Consists of options to purchase 5,422 ordinary shares with an exercise price of NIS 52.35 per share and with an expiration date of March 1, 2020, options to purchase 1,650 ordinary shares with an exercise price of $4.14 and with an expiration date of March 27, 2026 and options to purchase 17,500 ordinary shares with an exercise price of $4.47 per share and with an expiration date of July 25, 2026. All such options have vested or will vest within 60 days of March 1, 2018. Does not include 164,150 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(4)	Consists of 31,761 ordinary shares and options to purchase 74,826 ordinary shares with an exercise price of $3.526 per share and with an expiration date of May 15, 2026. All such options have vested. Does not include 149,652 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(5)	Consists of options to purchase 10,751 ordinary shares with an exercise price of NIS 48.91 per share with an expiration date of July 1, 2020 and options to purchase 15,000 ordinary shares with an exercise price of $6 per share and with an expiration date of April 21, 2026. All such options have vested or will vest within 60 days of March 1, 2018. Does not include 7,500 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(6)

Consists of options to purchase 10,751 ordinary shares with an exercise price of NIS 48.91 per share with an expiration date of July 1, 2020 and options to purchase 7,500 ordinary shares with an exercise price of $6 per share and with an expiration date of May 22, 2026. All such options have vested. Does not include 15,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(7)	Does not include 200,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(8)	Does not include 250,000 ordinary shares issuable upon exercise of outstanding options that are not exercisable within 60 days of March 1, 2018.

(9)	Consists of 67,546 ordinary shares and options to purchase 281,101 ordinary shares, which are currently exercisable and have vested or will become vested within 60 days of March 1, 2018 with a weighted average exercise price of $ 4.71 and options to purchase 37,675 ordinary shares, which are currently exercisable and have vested with a weighted average exercise price of NIS 49.1.

(10)	Based on a Schedule 13G filed with the SEC on August 25, 2017.

(11)	Based on a Schedule 13G filed with the SEC on January 8, 2018.
(12)	Based on a Schedule 13G filed with the SEC on February 12, 2018.

(13)	Based on a Schedule 13G filed with the SEC on February 14, 2018.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by venBio Select Advisor LLC above 5% in 2017; (ii) the increase in the percentage of ownership held by Acuta Capital Partners LLC above 5% in 2017; (iii) the increase in the percentage of ownership held by Meitav Dash Investments Ltd. above 5% in 2017; (iv) the increase above 5% and later decrease below 5% in the percentage of ownership held by Ayalim Mutual Funds Ltd.; (v) the increase in the percentage of ownership held by Adage Capital Partners, L.P. above 5% in 2017; (vi) the increase above 5% and later decrease below 5% in the percentage of ownership held by Migdal Insurance & Financial Holdings Ltd. in 2017, (vii) the increase above 5% and later decrease below 5% in the percentage of ownership held by the Phoenix Holdings Ltd., Excellence Holdings Ltd., Itshak Sharon (Tshuva) and Delek Group Ltd. in 2016; (vii) the increase in 2015 above 5% and later decrease in 2016 below 5% in the percentage of ownership held by Sabby Healthcare Master Fund, Ltd.; (viii) the increase in 2015 above 5% and later decrease in 2016 below 5% in the percentage of ownership held by Opaleye Management Inc.; and (iv) the increase in the percentage of ownership held by Cormorant Asset Management, LLC above 5% in 2015.

As of March 1, 2018, our ordinary shares were held by one registered holder (not including CEDE & Co. and Registration Co, of United Mizrahi Bank Ltd.). Based on the information provided to us by our transfer agent, as of March 1, 2018, one registered holder was a U.S. domiciled holder and held approximately 0.08% of our outstanding ordinary shares.

ITEM 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

Except as set forth in “Item 6. Directors, Senior Management and Employees—E. Share Ownership,” to the best of our knowledge, no other person who we know beneficially owns 5.0% or more of the Company’s ordinary shares outstanding as of March 1, 2018. None of our shareholders has different voting rights from other shareholders. Other than as described herein, to the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any natural person or legal persons, severally or jointly, and we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

B. Related Party Transactions

The following is a description of some of the transactions with related parties to which we are party and which were in effect within the past three fiscal years. The descriptions provided below are summaries of the terms of such agreements and do not purport to be complete and are qualified in their entirety by the complete agreements.

We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Approval of Related Party Transactions under Israeli Law.”

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officeholders to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors and have entered into indemnification agreements with all of our current officers and directors.

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from this annual report, to the extent such liabilities are not covered by insurance. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Exculpation, Insurance and Indemnification of Directors and Officers.”

2017 Private Placement

In March 2017, we completed a private placement of 2,289,638 of our ordinary shares with various investors at a price of $4.40 per share, for gross proceeds of approximately $10 million. The chairman of our board of directors, Dr. John Kozarich, and two other (former) directors, Messrs. Zvi Joseph and Giora Carni, participated in the private placement. On April 7, 2017, we filed a registration statement under the Securities Act to register for resale most of the ordinary shares issued in the private placement for those purchasers which elected to register their ordinary shares.

Employment and Consulting Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding confidentiality of information and ownership of inventions. Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such award agreements contain acceleration provisions upon certain events. We describe our option plans under “Item 6.B. Compensation—Equity Compensation Plans” and the equity-based compensation received by certain of our executive officers in “Item 6.B. Compensation— Employment and Service Agreements.”

Additionally, we have entered into employment agreements with our former directors, Messrs. Zeev Weiss, Giora Carni and Zvi Joseph for their continued service to the Company (on a reduced scope of work and for a limited term). Mr. Weiss’ agreement (40% scope of employment) is for a term starting on October 1, 2017 and ending June 30, 2019 for a monthly fee of NIS 25,000, Mr. Carni’s agreement (50% scope of employment) is for a term starting on December 12, 2017 and ending June 11, 2019 for a monthly fee of NIS 35,000 and Mr. Joseph’s agreement (50% scope of employment) is for a term starting on December 12, 2017 and ending June 11, 2019 for a monthly fee of NIS 25,000. For additional information on Mr. Carni’s equity-based compensation see “Item 6.B. Compensation— Employment and Service Agreements.”

As of December 31, 2017, Mr. Joseph held options to purchase 75,463 ordinary shares with a weighted exercise price of NIS 30.1, of which 26,000 were vested and 49,463 will accelerate in the event that a material agreement, as defined in our previous compensation policy, is signed between us and a third party. In addition, as of December 31, 2017, Mr. Joseph also held options to purchase 95,250 ordinary shares that will vest over time (or immediately upon the earlier of: (i) the closing of a merger agreement, as defined in our 2015 Plan, or (ii) if Mr. Joseph is terminated without cause prior to June 11, 2019) with an exercise price of $6.15 per share. None of these options were vested as of December 31, 2017. As of December 31, 2017, Mr. Weiss held options to purchase 97,023 ordinary shares with a weighted exercise price of NIS 28.55, of which 40,000 were vested and 57,023 will vest in the event that a material agreement, as defined in our previous compensation policy, is signed between us and a third party. In addition, as of December 31, 2017, Mr. Weiss also held options to purchase 35,000 ordinary shares that will vest over time (or immediately upon the earlier of: (i) the closing of a merger agreement, as defined in our 2015 Plan, or (ii) if Mr. Weiss is terminated without cause prior to June 30, 2019) with an exercise price of $7.44 per share. None of these options were vested as of December 31, 2017.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. Financial Information.

A. Financial Statements and Other Financial Information.

See “Item 18. Financial Statements” for a list of all consolidated financial statements filed as part of this annual report on Form 20-F.

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

In addition, the distribution of dividends is limited by the Companies Law, which permits the distribution of dividends only out of distributable profits. See “Item 10. Additional Information — B. Memorandum and Articles of Association. In addition, if we pay a dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption. See “Item 10. Additional Information—E. Taxation.”

B. Significant Changes.

No significant changes with respect to our consolidated financial statements have occurred since December 31, 2017.

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

	Low	High
Annual Information:
2015 (commencing as of August 4, 2015)	$5.25	$6.19
2016	3.03	6.36
2017	4.20	9.80
Quarterly Information
First Quarter 2016	$3.05	$5.21
Second Quarter 2016	3.03	4.91
Third Quarter 2016	4.14	6.36
Fourth Quarter 2016	4.45	6.10
First Quarter 2017	4.20	5.70
Second Quarter 2017	4.95	5.99
Third Quarter 2017	4.80	9.80
Fourth Quarter 2017	4.85	9.45
First Quarter 2018 (through March 7, 2018)	5.25	7.50
Monthly Information
October 2017	$7.85	$9.45
November 2017	5.35	8.55
December 2017	4.85	5.85
January 2018	5.25	7.50
February 2018	5.50	6.55
March 2018 (through March 7, 2018)	5.75	6.30

Our ordinary shares have been listed on the TASE under the symbol “NTEC” since February 2010. Prior to that date, there was no public trading market for our ordinary shares in Israel. Our initial public offering was priced at NIS 45.28* per share. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the TASE:

	Low		High
Annual Information:
2013*	NIS	32.70	NIS	79.40
2014*		17.50		53.45
2015		20.15		36.80
2016		11.50		24.49
2017		15.30		34.48
Quarterly Information
First Quarter 2016	NIS	13.05	NIS	21.99
Second Quarter 2016		11.50		19.15
Third Quarter 2016		16.62		24.49
Fourth Quarter 2016		17.20		21.80
First Quarter 2017		15.30		21.70
Second Quarter 2017		18.11		20.50
Third Quarter 2017		17.42		34.48
Fourth Quarter 2017		17.00		33.44
First Quarter 2018 (through March 7, 2018)		17.99		26.70
Monthly Information
October 2017	NIS	27.60	NIS	33.44
November 2017		20.67		30.61
December 2017		17.00		20.20
January 2018		17.99		26.70
February 2018		19.20		22.70
March 2018 (through March 7, 2018)		20.81		21.69

* adjusted to reflect a 50-to-1 reverse share split of the Company’s ordinary shares effect on March 29, 2015.

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

Dividends

Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited consolidated financial statements, provided that the date of the consolidated financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of directors and appointment and dismissal of external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the Companies Law;

●	director compensation, indemnification and change of the principal executive officer;

●	increases or reductions of our authorized share capital;

●	a merger;

●	the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management; and

●	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority.

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

Under the Companies Law, a shareholder of a public company may vote in a meeting and in a class meeting by means of a written ballot in which the shareholder indicates how he or she votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties, that require shareholder approval;

●	an approval of a merger;

●	authorizing the chairman of the board of directors or his relative to act as the company’s chief executive officer or act with such authority; or authorize the company’s chief executive officer or his relative to act as the chairman of the board of directors or act with such authority;

●	any other matter that is determined in the articles of association to be voted on by way of a written ballot (our articles of association do not stipulate any additional matters); and

●	other matters which may be prescribed by Israel’s Minister of Justice.

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

Access to Corporate Records

Under the Companies Law, all shareholders of a company generally have the right to review minutes of the company’s general meetings, its shareholders register and principal shareholders register, its articles of association, its consolidated financial statements and any document the company is required by law to file publicly with the Israeli Companies Registrar and the ISA. Any of our shareholders may request access to review any document in our possession that relates to any action or transaction with a related party, interested party or office holder that requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise prejudice our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of a certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholder who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum), may, within six months from the date of acceptance of the tender offer, petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

According to the Companies Law, an acquisition pursuant to which a purchaser shall hold a “controlling stake”, that is defined as 25% or more of the voting rights if no other shareholder holds a controlling stake, or an acquisition pursuant to which such purchaser shall hold more than 45% of the voting rights of the company if no other shareholder owns more than 45% of the voting rights, may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. A special tender offer may not be consummated unless a majority of the shareholders who announced their stand on such offer have accepted it (in counting the total votes of such shareholders, shares held by the controlling shareholders, shareholders who have personal interest in the offer, shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above or the bidder and corporations under their control, shall not be taken into account). A shareholder may be free to object to such an offer without such objection being deemed as a waiver of his right to sell its respective shares if the transaction is approved by a majority of the company’s shareholders despite his objection. Ordinary shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as they are held by the purchaser. If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

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

C. Material Contracts.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Arrangements with Directors and Related Parties.”

2017 Private Placement

See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — 2017 Private Placement.”

Underwriting Agreement

On August 16, 2017, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with Oppenheimer & Co Inc., as representative of the several underwriters named therein (the “Underwriters”), relating to an underwritten public offering of 10,630,000 of our ordinary shares at a public offering price of $4.70 per ordinary share. Under the terms of the Underwriting Agreement, the Company granted the Underwriters a 30-day option to purchase up to an aggregate of 1,594,500 additional ordinary shares, which option was exercised in full. The net proceeds to our Company from the offering was approximately $53.6 million, after deducting underwriting discounts and commissions and other offering expenses payable by us. The Underwriting Agreement contains customary representations, warranties, covenants and indemnification rights for transactions of this type

D. Exchange Controls.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2017 tax year (23% in 2018 and thereafter). However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise, a Preferred Enterprise or a Technology Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area”, in accordance with the definition in the section 3a of the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

The following tax benefits, among others, are available to Industrial Companies:

●	amortization over an eight-year period of the cost of patents and rights to use a patent and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year where the Industrial Enterprise began to use them;

●	under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

●	expenses related to a public offering are deductible in equal amounts over three years commencing on the year of the offering.

We believe that we qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to the 2005 Amendment

The Law for the Encouragement of Capital Investments, 1959, generally referred to as the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Israeli Authority for Investments and Development of the Ministry of Economy and Industry of the State of Israel (“Investment Center”), be granted the status of an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including sources of funds, and by its physical characteristics of the facility or other assets, e.g., the equipment to be purchased and utilized pursuant to the program.

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

If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to a company investing in an Approved Enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and related regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linked adjustment and interest, or other monetary penalty.

A company that has an Approved Enterprise program and which qualifies as a foreign investment company (a “FIC”) will be eligible for a three-year extension of tax benefits following the expiration of the seven-year period referenced above. In addition, in the event that the level of foreign ownership in an Approved Enterprise reaches 49% or higher, the corporate tax rate applicable to income earned from the Approved Enterprise is reduced as follows:

% of Foreign Ownership	Tax Rate
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Additionally, a company may elect to forgo its entitlements to grants and tax benefits under the grant track and apply for alternative package of tax benefits for a benefit period of between seven and ten years (the “Alternative Track”). Under the Alternative Track, a company’s undistributed income derived from the Approved Enterprise will be exempt from corporate tax for a period of between two and ten years, starting from the first year the company derives taxable income under the Approved Enterprise program. The length of time of this exemption will depend on the geographic location of the Approved Enterprise within Israel. After the exemption period lapses, the company is subject to tax at a reduced corporate tax rate of between 10% to 25% depending on the level of foreign investment in the company in each year, as detailed above, for the remainder of the benefit period.

A company that has elected the Alternative Track and subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax on the amount which is determined by the distributed amount (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) with the effective corporate tax rate which would have been applied had the company not elected the Alternative Track, which is as referred above ranged between 10%-25% depending on the level of foreign investment in the company in each year as explained above. Under the Investments Law, the transfer of funds from the Company to shareholders and other related parties may be deemed to be regarded as a dividend distribution for this purpose in certain circumstances. Dividends paid out of any income derived from an Approved Enterprise are generally subject to withholding tax at source at the reduced rate of 15% or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate), if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, where the company qualifies as a FIC, there is no such time limitation.

Under the Investments Law, a company that has elected the Alternative Track is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends.

The Company is not entitled to an Approved Enterprise status.

Tax benefits under the 2005 Amendment

An amendment to the Investments Law, which effective as of April 1, 2005 (“2005 Amendment”), has changed certain provisions of the Investments Law. An eligible investment program under the 2005 Amendment qualifies for benefits as a “Benefited Enterprise” (rather than as an Approved Enterprise which status is still applicable for investment programs approved prior to December 31, 2004 and/or investment programs under the grant track). According to the 2005 Amendment, only Approved Enterprises receiving cash grants require the prior approval of the Investment Center. Further, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

The duration of the tax benefits described herein is limited to the earlier of seven or ten years (depending on the geographic location of the Benefited Enterprise within Israel) from the Commencement Year (as described below) or 12 years from the first day of the year of election. Commencement Year is defined as the later of the first tax year in which a company had derived liable income for tax purposes from the Benefited Enterprise, or the year of election which is the year in which a company requested to have the tax benefits apply to the Benefited Enterprise. The tax benefits granted to a Benefited Enterprise are determined, depending on the geographic location of the Benefited Enterprise within Israel, according to one of the following, which may be applicable to us:

(i) Similar to the currently available Alternative Track, exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to deferred corporate tax with respect to the amount distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applied. The company is required to withhold tax on such distribution at a rate of 15%, or such lower rate may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate); or

(ii) A special track which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at a flat rate of 11.5% on income the Benefited Enterprise (the “Ireland Track”). The benefit period is for ten years. Upon payment of dividends, the company is required to withhold tax on such dividend at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Under the Investments Law, we may be entitled to tax benefits, by virtue of our status as a “Benefited Enterprise,” which was awarded to us in October 2007. We received the status of a plant under establishment in Development Region “A” in a tax-exempt track, subject to compliance with the applicable requirements of the Investment Law. As of December 31, 2017, we had not yet generated operating income that will allow us to benefit from the tax benefits under the Investment Law. The tax benefits under the Investment Law will apply for a period of up to ten years from the first year in which taxable income will be generated and are scheduled to expire at the end of 2023.

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

The 2011 Amendment introduced a new status of “Preferred Enterprise”, replacing the existed status of “Benefited Enterprise” and introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise. A Preferred Company is an Industrial Company meeting certain conditions (including a minimum threshold of 25% export). However, under the 2011 Amendment the requirement for a minimum investment in productive assets in order to be eligible for the benefits granted under the Investments Law as with respect to “Benefited Enterprise” was cancelled.

A Preferred Company is entitled to a reduced flat tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards*	7.5%	16%

* In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investments Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” would be reduced to 7.5% as of January 1, 2017.

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

In addition, the 2011 Amendment introduced a new status of “Special Preferred Company”, which is an Industrial Company meeting, in addition to the conditions prescribed for “Preferred Company,” certain additional conditions (including that the annual Preferred Enterprise income is at least NIS 1.5 billion in 2016, and NIS 1 billion in 2017 and thereafter). The tax rate applicable for a period of ten years to income generated by such an enterprise will be reduced to 5%, if located in Development Region “A”, or to 8%, if located in other area within the State of Israel. As of January 1, 2017, the definition for ‘Special Preferred Enterprise’ includes less stringent conditions.

Dividends distributed from income which is attributed to a “Preferred Enterprise” or a “Special Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations – 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate)) (ii) Israeli resident individuals – 20%, and (iii) non-Israeli residents - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In 2017-2019 dividends paid out of preferred income attributed to a “Special Preferred Enterprise”, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also revised the grant track to apply only to the approved programs located in Development Region “A” and shall provide not only cash grants (as prior to the 2011 Amendment) but also the granting of loans. The rates for grants and loans shall not be fixed but up to 20% of the amount of the approved investment (may be increased with additional 4%). In addition, a company owning a Preferred Enterprise under the grant track may be entitled also to the tax benefits which are prescribed for a Preferred Enterprise.

The provisions of the 2011 Amendment shall not apply to existing “Benefited Enterprises” or “Approved Enterprises”, which will continue to be entitled to the tax benefits under the Investment Law, as has been in effect prior to the 2011 Amendment, unless the company owning such enterprises had made an election to apply the provisions of the 2011 Amendment (such election cannot be later rescinded), which is to be filed with the Israeli Tax Authority, not later than the date prescribed for the filing of the company’s annual tax return for the respective year.

We have examined the possible effect, if any, of the provisions of the 2011 Amendment on our consolidated financial statements and have decided, at this time, not to apply for the new benefits under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017.

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in Development Region “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive from the 2017 Amendment.

Taxation of the Company Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by Israeli individuals residents on the sale of our ordinary shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate of 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (24% in 2017 and to be reduced to 23% in 2018 and thereafter).

Israeli individual resident shareholders dealing in securities, or to whom such income is otherwise taxable as ordinary business income are taxed in Israel at their marginal rates applicable to business income (up to 50% in 2017 and 2018, including Excess Tax as detailed below).

Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Ordinance from Israeli taxation provided that such shareholders did not acquire their shares prior to January 1, 2009 or acquired their shares after the Company was listed for trading on NASDAQ and such gains were not derived from a permanent business or business activity of such shareholders in Israel. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for an exemption).

For example, the U.S.-Israel Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate at the taxable year; and (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment that the U.S. resident maintains in Israel, (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of our ordinary shares would be subject to Israeli tax, to the extent applicable. However, under the income tax treaty between the United States and Israel, or the U.S.-Israel Tax Treaty, such U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Tax Treaty.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities on the amount of the consideration paid upon the sale of the securities (or on the real capital gain realized on the sale, if known), at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (24% in 2017 and 23% in 2018 and thereafter).

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividends from income, which is not attributed to an Approved Enterprise/Benefited Enterprise/Preferred Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 month period.

Distribution of dividends from income attributed to a Preferred Enterprise is generally subject to a tax at a rate of 20%. However, if such dividends are distributed to an Israeli company, no tax is imposed (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). Dividends distributed from income attributed to an Approved Enterprise and/or a Benefited Enterprise are subject to a tax rate of 15%. If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly from other sources of income, the income tax rate will be a blended rate reflecting the relative portions of the types of income.

If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

The Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to an Israeli income tax on the receipt of dividends at the rate of 25% (30% if the dividends recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding 12 month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty.

For example, under the U.S.-Israel Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident (for purposes of the U.S.-Israel Tax Treaty): (i) with regard to a dividend distributed from income which is not attributed to an Approved Enterprise/ Benefited Enterprise/ Preferred Enterprise, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the maximum tax rate of withholding is 12.5% if a certificate for a reduced withholding tax rate would be provided in advance from the Israeli Tax Authority, (ii) with regard to a dividend distributed from income derived from an Approved Enterprise/ Benefited Enterprise under the Investments Law, if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends, the tax rate of withholding 15% will be applicable if a certificate for a reduced withholding tax rate would be provided in advance from the Israeli Tax Authority, and (iii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment that the U.S. resident maintains in Israel.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter, on annual income exceeding a certain threshold (NIS 640,000 for 2017 which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

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

U.S. Federal Income Tax Consequences

The following is a general summary of what we believe to be certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our ordinary shares by U.S. Investors (as defined below) that hold such ordinary shares as capital assets. This summary is based on the Code, the regulations of the U.S. Department of the Treasury issued pursuant to the Code, or the Treasury Regulations, the U.S.-Israel Tax Treaty, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary is for general information purposes only, it does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Investor as a result of the purchase, ownership, and disposition of our ordinary shares, and it does not constitute tax advice. This summary does not address all of the tax considerations that may be relevant to specific U.S. Investors in light of their particular circumstances or to U.S. Investors subject to special treatment under U.S. federal income tax law (including, without limitation, banks, financial institutions, insurance companies, tax-exempt entities, retirement plans, tax-deferred accounts, regulated investment companies, “S corporations,” grantor trusts, partnerships, dealers or traders in securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire our ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons subject to the alternative minimum tax, persons who acquire our ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, persons that have a “functional currency” other than the U.S. dollar, persons that own (or are deemed to own, indirectly or by attribution) 10% or more (by vote or value) of our ordinary shares (other than a brief discussion below of certain aspects of the controlled foreign corporation rules), persons that mark their securities to market for U.S. federal income tax purposes, or persons holding our ordinary shares in connection with a trade or business conducted outside the United States). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, generation skipping or alternative minimum tax considerations or any U.S. federal tax consequences other than U.S. federal income tax consequences.

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

Taxation of U.S. Investors

The discussions under “— Distributions” and under “— Sale, Exchange or Other Disposition of Ordinary Shares” below assumes that we will not be treated as a PFIC for U.S. federal income tax purposes. We expect that we were classified as a PFIC for 2017 and we expect that we will be classified as a PFIC for 2018. It is also possible that we may be classified as a PFIC in one or more subsequent years. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “— Passive Foreign Investment Company.”

Distributions.  We have no current plans to pay dividends. To the extent we pay any dividends, a U.S. Investor will be required to include in gross income as a taxable dividend (without reduction for any Israeli tax withheld from such distribution) the amount of any distributions made on our ordinary shares to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distributions in excess of our earnings and profits will be applied against and will reduce (but not below zero) the U.S. Investor’s tax basis in its ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the U.S. Investor on a subsequent disposition of the ordinary shares), and, to the extent they exceed that tax basis, will be treated as gain from the sale or exchange of those ordinary shares. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Investor should expect that the entire amount of any distribution generally may be treated as dividend income.

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

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, any Israeli income taxes paid on or withheld from distributions from us and not refundable to a U.S. Investor may be credited against the investor’s U.S. federal income tax liability or, alternatively, may be deducted from the investor’s taxable income. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Investor or withheld from a U.S. Investor that year. Dividends paid on our ordinary shares generally will constitute income from sources outside the United States, which may be relevant in calculating a U.S. Investor’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid on our ordinary shares should generally be categorized as “passive category income” or, in the case of some U.S. Investors, as “general category income” for U.S. foreign tax credit purposes.

Because the rules governing foreign tax credits are complex, U.S. Investors should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Dividends paid on our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Investors with respect to dividends received from U.S. corporations.

Certain distributions treated as dividends that are received by an individual U.S. Investor from “qualified foreign corporations” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Dividends paid by us in a taxable year in which we are not a PFIC and with respect to which we were not a PFIC in the preceding taxable year are expected to be eligible for the 20% reduced maximum tax rate, although we can offer no assurances in this regard. However, any dividend paid by us in a taxable year in which we are a PFIC or were a PFIC in the preceding taxable year will be subject to tax at regular ordinary income rates (along with any applicable additional PFIC tax liability, as discussed below). As noted above, we expect that we were classified as a PFIC for 2017 and we expect that we will be classified as a PFIC for 2018. It is also possible that we may be classified as a PFIC in one or more subsequent years. In addition, a non-corporate U.S. Investor will not be eligible for reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. Investor has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is sixty (60) days before, and ending sixty (60) days after the ex-dividend date, (b) to the extent the U.S. Investor is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Investor as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. Investor has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. Investors should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act.” This new legislation provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including for Israeli withholding taxes (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.” The dividend received deduction enacted under this new legislation may not apply to dividends from a PFIC, discussed below.

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

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include, among other things, cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature and our status for any year will depend on our income, assets, and activities for such year, including, without limitation, how quickly we use the cash proceeds from our initial public offering in the United States in our business. In addition, because the value of our gross assets may be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. We expect to have been classified as a PFIC for 2017 and to be classified as a PFIC for 2018, but have not determined whether we will be a PFIC in future years. Because the PFIC determination is highly fact intensive, there can be no assurance that we will not be a PFIC in any future year.

U.S. Investors should be aware of certain tax consequences of investing directly or indirectly in us if we are a PFIC. A U.S. Investor is subject to different rules depending on whether the U.S. Investor makes an election to treat us as a “qualified electing fund,” known as a QEF election, makes a “mark-to-market” election with respect to the ordinary shares, or makes neither election. An election to treat us as a QEF will not be available if we do not provide the information necessary to make such an election. Upon request, we expect to provide U.S. Investors with the information necessary to make a QEF election.

QEF Election.  One way in which certain of the adverse consequences of PFIC status can be mitigated is for a U.S. Investor to make a QEF election. In addition, as discussed below, a mark-to-market election that may alleviate some of the adverse consequences of PFIC status may also be available to a U.S. Investor.

A U.S. Investor who makes a timely QEF election, referred to as an “Electing U.S. Investor,” with respect to us must report for U.S. federal income tax purposes his, her, or its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Investor. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Investor’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Investor generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Investor under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Investor. The Electing U.S. Investor’s tax basis in our ordinary shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Investor will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Investor. However, an Electing U.S. Investor may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Investor is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Investor and will not offset any ordinary earnings or net capital gain of a PFIC recognized by the Electing U.S. Investor in subsequent years. Nonetheless, such losses would ultimately reduce the gain, or increase the loss recognized by the Electing U.S. Investor on its disposition of our ordinary shares.

So long as an Electing U.S. Investor’s QEF election with respect to us is in effect with respect to the entire holding period for our ordinary shares, any gain or loss recognized by such Electing U.S. Investor on the sale, exchange or other disposition of such shares generally will be long-term capital gain or loss if such Electing U.S. Investor has held such shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain (described above) will apply to individual U.S. Investors. The deductibility of capital losses is subject to limitations.

The QEF election must be made on or before the due date of the U.S Investor’s federal tax return for the taxable year for which the election is made. A U.S. Investor makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election will not be available if we do not provide the information necessary to make such an election. Upon request, we expect to annually furnish U.S. Investors with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Investor) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. If a U.S. Investor owns PFIC stock indirectly through another PFIC, separate QEF elections must be made for the PFIC in which the U.S. Investor is a direct shareholder and the subsidiary PFIC in order for the QEF rules to apply to both PFICs.

Each U.S. Investor is encouraged to consult its own tax advisor with respect to tax consequences of an QEF election with respect to us. Each U.S. Investor should also consult its own tax adviser with respect to the applicability of the 3.8% net investment income tax (discussed below) where a QEF election is in effect.

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

Default PFIC Rules.  A U.S. Investor who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Investor,” will be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Investor on the ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Investor in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Investor’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition of such ordinary shares. Under these rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Investor’s holding period for such ordinary shares;

●	the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Controlled Foreign Corporation Rules

A foreign corporation is classified as a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” (as defined below) own (directly, indirectly, and/or by application of certain constructive ownership rules) more than 50% of the total combined voting power of all classes of stock of such foreign corporation entitled to vote, or more than 50% of the total value of all stock of such corporation. A “10% U.S. Shareholder” is a United States person (within the meaning of the Code) who owns (directly, indirectly, and/or by application of certain constructive ownership rules) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation or 10% more of the total value of shares of all classes of stock of such foreign corporation.

Each 10% U.S. Shareholder of a foreign corporation that is a CFC who owns shares in the CFC, directly or indirectly, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “Subpart F income” for such year, even if the Subpart F income is not distributed. Subpart F income generally includes passive income, but also includes certain other items of income, such as certain related party sales, manufacturing and services income. For tax years beginning after December 31, 2017, H.R. 1, originally known as the “Tax Cuts and Jobs Act,” requires U.S. Shareholders to include their pro rate share of the CFC’s “global intangible low-tax income.” In addition, the 10% U.S. Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC invests its earnings in certain specified types of “United States property.”

Section 1248 of the Code generally provides that if a United States person sells or exchanges stock in a foreign corporation and such person is a 10% U.S. Shareholder at any time during the 5-year period ending on the date of the sale or exchange when such foreign corporation was a CFC, any gain from such sale or exchange may be treated as a dividend to the extent of the corporation’s earnings and profits attributable to such shares that were accumulated during the period that the shareholder held the shares while the corporation was a CFC (with certain adjustments).

The CFC rules are complex. The foregoing is merely a summary of certain potential application of these rules. No assurances can be given that we are not or will not become a CFC, and certain changes to the CFC constructive ownership rules introduced by H.R. 1, originally known as the “Tax Cuts and Jobs Act,” could under certain circumstances cause us to be classified as a CFC. Each U.S. Investor is urged to consult its tax adviser with respect to the possible application of the CFC rules.

Certain Reporting Requirements

Certain U.S. Investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Investor and us. These forms (if applicable) must be filed together with the U.S. Investor’s federal income tax return. Substantial penalties may be imposed upon a U.S. Investor that fails to comply.

In any year in which we are classified as a PFIC, a U.S. Investor will be required to file IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). This form (if applicable) must be filed together with the U.S. Investor’s U.S. federal income tax return.

Certain U.S. Investors owning “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include our shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement). The failure to file this form when required could result in substantial penalties.

Investors who fail to report required information could become subject to substantial civil and criminal penalties. U.S. Investors should consult their tax advisors regarding the possible implications of these reporting requirements on their investment in our ordinary shares.

Disclosure of Reportable Transactions

If a U.S. Investor sells or disposes of our ordinary shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Investor may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions on our ordinary shares or proceeds on the disposition of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 24%) may apply to such amounts if the U.S. Investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

Recent U.S. Tax Legislation

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act.” Although this is the most extensive overhaul of the United States tax regime in over thirty years, other than for certain U.S. corporate investors, the provisions of the new legislation are not expected to materially impact U.S. Investors with respect to their ownership of our ordinary shares. However, each U.S. Investor should consult its own tax advisor about the consequences of this new legislation with respect to the purchase, ownership and disposition of our ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, we will not be required under the Exchange Act to file annual or other reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Instead, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

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

Foreign Currency Exchange Risk

Effective January 1, 2016 our reporting and functional currency is the U.S. dollar. However we pay a significant portion of our expenses in NIS and Euro, i.e. payments to employees, sub-contractors and consultants for clinical trials and other research and development activities, and we expect this to continue. If the U.S. dollar weakens against the NIS and Euro in the future, there may be a negative impact on our results of operations.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Set forth below is a sensitivity test to possible changes in U.S. dollars / NIS and U.S. dollars / Euro exchange rates as of December 31, 2017:

	December 31, 2017
	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
Sensitive instrument	Increase			Decrease
	10%	5%		5%	10%
NIS-linked balances:
Cash and cash equivalents	(32)	(17)	353	19	39
Financial assets at fair value through profit or loss	(166)	(87)	1,825	96	203
Other receivable (except prepaid expenses and advances to suppliers)	(36)	(19)	398	21	44
Accounts payable and accruals	322	169	(3,545)	(187)	(394)
Total NIS-linked balances	88	46	(969)	(51)	(108)
Euro-linked balances:
Cash and cash equivalents	(265)	(139)	2,911	153	323
Accounts payable and accrued expenses	10	5	(109)	(6)	(12)
Total Euro-linked balances	(255)	(134)	2,802	147	311
Total	(167)	(88)	1,833	96	203

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

We received aggregate net proceeds from the offering of approximately $30.32 million, after deducting approximately $2.38 million of underwriting discounts and commissions and approximately $1.3 million of estimated offering expenses directly payable by us. None of the underwriting discounts and commissions or other offering expenses were incurred or paid to our directors or officers or their associates or to persons owning 10% or more of our ordinary shares or to any of our affiliates.

As of December 31, 2017, all net proceeds from our initial public offering were used to fund the ACCORDANCE study and the continued development of AP-CDLD, and for working capital, capital expenditures and other general corporate purposes, including a Phase I clinical trial with our AP-THC/CBD product that we initiated in March 2017.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Based principally on the framework in Internal Control - Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has not been audited by our registered public accounting firm due to an exemption for emerging growth companies provided in the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. Principal Accountant Fees and Services.

Kesselman & Kesselman, Certified Public Accountant (Israel), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, served as our independent public accountants for the fiscal years ended December 31, 2017 and 2016, for which audited consolidated financial statements appear in this annual report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by such accountants to us during their respective term as our principal accountants in 2017 and 2016.

	2017	2016
	(US$ in thousands)	(US$ in thousands)
Audit Fees(1)	189	110
Audit-Related Fees (2)	—	—
Tax Fees (3)	17	—
All Other Fees (4)	—	—
Total	206	110

(1) Audit fees consists of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide and includes audit services in connection with our public offering in the United States in 2017.

(2) Audit-related fees would be assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under item (1).

(3) Tax fees relate to tax compliance, planning and advice.

(4) All other fees would be fees billed for products and services provided by the principal accountant, other than the services reported in items (1) through (3).

Audit Committee Pre-Approval Policies and Procedures

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. Our audit committee has authorized all auditing and non-auditing services provided by Kesselman & Kesselman during 2016 and 2017 and the fees paid for such services.

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

NASDAQ Capital Market Listing Rules and Home Country Practices

In accordance with Israeli law and practice, we follow the provisions of the Companies Law, rather than the Listing Rules of the NASDAQ Capital Market, with respect to the following requirements:

●	Nomination of directors. With the exception of our external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following his or her election. See “Item 6. Directors, Senior Management and Employees — C. Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by independent directors constituting a majority of independent directors, as required under the Listing Rules of the NASDAQ Capital Market.

●	Quorum for shareholder meetings. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33 ⅓% of the issued share capital required under the NASDAQ Capital Market corporate governance rules.

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

ITEM 18. Financial Statements.

Please refer to the consolidated financial statements beginning on page F-1. The following consolidated financial statements and related notes are filed as part of this annual report on Form 20-F, together with the report of the independent registered public accounting firm.

INTEC PHARMA LTD.

2017 ANNUAL REPORT

INTEC PHARMA LTD.

2017 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the shareholders of Intec Pharma Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Intec Pharma Ltd and its subsidiary as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management and board of directors. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1a(2) to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1a(2). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 7, 2018

We have served as the Company’s auditor since 2006.

INTEC PHARMA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2016	2017
		U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	16,376	53,324
Financial assets at fair value through profit or loss	6	1,852	1,825
Restricted bank deposits	11d	62	69
Other receivables	7	2,384	1,125
		20,674	56,343
NON-CURRENT ASSETS -
Property and equipment	8	4,047	8,206
TOTAL ASSETS		24,721	64,549

Liabilities and equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade		1,152	1,854
Other	9	768	3,893
		1,920	5,747
NON-CURRENT LIABILITIES -
Derivative financial instruments	10	97	—
COMMITMENTS AND CONTINGENT LIABILITIES	11
TOTAL LIABILITIES		2,017	5,747

EQUITY:	13
Ordinary shares		727	727
Share premium		84,980	148,968
Currency translation differences		(378)	(378)
Accumulated deficit		(62,625)	(90,515)
TOTAL EQUITY		22,704	58,802
TOTAL LIABILITIES AND EQUITY		24,721	64,549

The accompanying notes are an integral part of the consolidated financial statements.

INTEC PHARMA LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31
	Note	2015	2016	2017
		U.S. dollars in thousands

RESEARCH AND DEVELOPMENT EXPENSES	14	(7,533)	(15,349)	(21,492)
PARTICIPATION IN (REPAYMENT OF) RESEARCH AND DEVELOPMENT EXPENSES	11b, 11c	2,718	4,600	(2,803)
RESEARCH AND DEVELOPMENT EXPENSES, net		(4,815)	(10,749)	(24,295)
GENERAL AND ADMINISTRATIVE EXPENSES	15	(2,788)	(3,097)	(5,144)
OTHER GAINS, net	6	19	34	218
OPERATING LOSS		(7,584)	(13,812)	(29,221)
FINANCIAL INCOME	16	633	466	358
FINANCIAL EXPENSES	16	(229)	(16)	(201)
FINANCIAL INCOME, net		404	450	157
LOSS BEFORE TAXES ON INCOME		(7,180)	(13,362)	(29,064)
TAXES ON INCOME		—	—	(29)
NET LOSS		(7,180)	(13,362)	(29,093)
OTHER COMPREHENSIVE LOSS -
CURRENCY TRANSLATION DIFFERENCES		(664)	—	—
COMPREHENSIVE LOSS		(7,844)	(13,362)	(29,093)

$
BASIC AND DILUTED LOSS PER ORDINARY SHARE	17	(0.92)	(1.17)	(1.65)

The accompanying notes are an integral part of the consolidated financial statements.

INTEC PHARMA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares
	Number of shares	Issued and paid-up share capital	Share premium	Warrants	Currency translation differences	Accumulated deficit	Total
		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	5,400,467	727	50,863	605	286	(43,000)	9,481
CHANGES DURING 2015:
Expiration of non-tradable warrants			359	(359)			—
Exercise of warrants (Series 7)	208,843		1,933	(89)			1,844
Expiration of warrants (Series 7)			157	(157)			—
Proceeds from issuance of shares, net of issuance costs	5,663,750		30,608				30,608
Shares issued as part of an anti-dilution right	174,566		1,060				1,060
Exercise of options by employees	565		*				*
Share-based compensation						381	381
Other comprehensive loss					(664)		(664)
Comprehensive loss						(7,180)	(7,180)
BALANCE AT DECEMBER 31, 2015	11,448,191	727	84,980	—	(378)	(49,799)	35,530
CHANGES DURING 2016:
Share-based compensation						536	536
Comprehensive loss						(13,362)	(13,362)
BALANCE AT DECEMBER 31, 2016	11,448,191	727	84,980	—	(378)	(62,625)	22,704
CHANGES DURING 2017:
Proceeds from issuance of shares, net of issuance costs	14,514,138		63,131				63,131
Exercise of warrants	102,058		812				812
Exercise of options by employees	11,383		45				45
Share-based compensation						1,203	1,203
Comprehensive loss						(29,093)	(29,093)
BALANCE AT DECEMBER 31, 2017	26,075,770	727	148,968	—	(378)	(90,515)	58,802

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the consolidated financial statements.

(Continued) - 1

INTEC PHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,180)	(13,362)	(29,093)
Adjustments to reconcile net loss to net cash from operations (see appendix A)	(751)	1,357	6,961
Net cash used in operating activities	(7,931)	(12,005)	(22,132)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,384)	(482)	(620)
Advances payments for property and equipment	—	—	(4,381)
Short-term deposits, net	(5,000)	5,000	—
Proceeds from disposal of financial assets at fair value through profit or loss, net	*	206	247
Proceeds from sale of property and equipment	—	—	7
Changes in restricted bank deposits, net	13	*	—
Net cash provided by (used in) investing activities	(6,371)	4,724	(4,747)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	30,608	—	63,131
Exercise of warrants (series 7)	1,844	—	—
Exercise of warrants	—	—	531
Exercise of options by employees	—	—	45
Net cash provided by financing activities	32,452	—	63,707
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,150	(7,281)	36,828
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	5,731	23,649	16,376
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(232)	8	120
CASH AND CASH EQUIVALENTS - END OF YEAR	23,649	16,376	53,324

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the consolidated financial statements.

(Concluded) - 2

INTEC PHARMA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands
APPENDIX A:

Adjustments to reconcile net loss to net cash provided from operations:

Income and expenses not involving cash flows:
Depreciation	746	701	829
Changes in the fair value of derivative financial instruments	213	(230)	184
Exchange differences on cash and cash equivalents	(403)	(8)	(120)
Exchange differences on restricted deposits	*	*	(7)
Exchange differences on short-term bank deposit	*	—	—
Gains on financial assets at fair value through profit or loss	(19)	(34)	(220)
Loss on sale of property and equipment	—	—	2
Share-based compensation to employees	381	536	1,203
	918	965	1,871

Changes in operating asset and liability items:
Decrease (increase) in other receivables	(2,083)	(23)	1,259
Increase in accounts payable and accruals	414	415	3,831
	(1,669)	392	5,090
	(751)	1,357	6,961
APPENDIX B:

Information regarding investment and financing activities not involving cash flows:
Liability with respect to property purchase order	—	190	—
Settlement of liability in respect to derivative financial instrument to equity	1,060	—	281

Supplementary information to the statement of cash flows -
Interest received	44	168	244

* Represents an amount less than $ 1,000

The accompanying notes are an integral part of the consolidated financial statements.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - GENERAL INFORMATION:

a.	General Information:

1)	Intec Pharma Ltd. (“Intec”) is engaged in the development of proprietary technology which enables the gastric retention of certain drugs. The technology is intended to significantly improve the efficiency of the drugs and substantially reduce their side-effects or the effective doses.

Intec is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 12 Hartom St., Jerusalem, Israel.

Intec’s ordinary shares are being traded on the Tel-Aviv Stock Exchange Ltd. (“TASE”) and on the NASDAQ Capital Market (“NASDAQ”).

In September 2017, Intec incorporated a wholly-owned subsidiary in the United States of America in the State of Delaware – Intec Pharma Inc. (the “Subsidiary”). The Subsidiary was incorporated mainly to provide Intec executive and management services, including business development and investor relationship activities outside of Israel.

2)	Intec together with its Subsidiary (the “Company”) is engaged in research and development activities and has not yet generated revenues from its operations. Accordingly, there is no assurance that the Company’s operations will generate positive cash flows. As of December 31, 2017 the cumulative losses of the Company were approximately USD 90.5 million. Management expects that the Company will continue to incur losses from its operations in the foreseeable future, which will result in negative cash flows from operating activities. Company management believe that, without further fund raising, it will not have sufficient working capital to enable it to continue advancing its activities, including the development of its products for a period of at least 12 months from the date of approval of the financial statements. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.

The Company plans to fund its future operations through submissions of applications for grants from private funds, license agreements with third parties and raising capital from the public and/or private investors and/or institutional investors. The Company’s current cash resources are not sufficient to complete the research and development of all of its products. The Company will need to raise additional capital in order to complete its Phase III clinical trial for AP-CDLD and its continued development. There is no assurance, however, that the Company will be successful in obtaining the level of financing needed for its operations and the research and development of its products. If the Company is unsuccessful in securing sufficient financing, it may need to curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3)	On August 21, 2017, the Company completed an underwritten public offering and raised, together with the exercise of the underwriters’ over-allotment option, a total of approximately $53.6 million (net of underwriting discounts, commissions and other offering expenses in the amount of $3.8 million). For more details see note 13b(6). In addition, in March 2017, the Company raised approximately $9.5 million (net of issuance costs of $0.5 million) in a private placement to several investors, for details see note 13b(5).

b.	Approval of financial statements

The consolidated financial statements were approved by the Company’s Board of Directors on March 7, 2018.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation of the financial statements

The Company’s consolidated financial statements as of December 31, 2016 and 2017 and for each of the three years in the period ended December 31, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The significant accounting policies described below have been applied on a consistent basis for all years presented, unless noted otherwise.

The consolidated financial statements have been prepared on the basis of historical cost, subject to adjustments in respect of revaluation of financial assets and financial liabilities at fair value through profit or loss.

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

b.	Principles of consolidation

The consolidated financial statements include the accounts of Intec and its Subsidiary. Intercompany balances and transactions have been eliminated upon consolidation.

c.	Foreign currency transaction

Effective January 1, 2016, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company’s management that the dollar is the primary currency of the economic environment in which the Company operates. Accordingly, the functional and presentation currency of the Company in these financial statements is the U.S. dollar.

In effecting the change in presentation currency to the dollar, as of January 1, 2016 all assets and liabilities of the Company were translated using the current rate method, using the dollar exchange rate as of December 31, 2015, and equity was translated using historical exchange rates at the relevant transaction dates. The resulting amounts translated into dollars for non-monetary items have been treated as their historical cost. Translation differences resulting from the change in presentation currency have been reported as a component of shareholders’ equity.

d.	Property and equipment

Property and equipment items are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method, over the estimated useful lives as follows:

Years
Computers and peripheral equipment	3
Production and laboratory equipment	7-10
Office furniture and equipment	10-14

Leasehold improvements are depreciated by the straight-line method over the shorter of the lease term and the estimated useful life of the improvements.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Depreciation of property under construction begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

e.	Intangible assets

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

As of December 31, 2017, the Company has not yet capitalized development costs.

f.	Government grants and other grants:

1)	The Company received participation in research and development expenses from the State of Israel through the Israeli Innovation Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or the OCS), in the form of grants which qualify as “forgivable loans”, in accordance with IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance,” since the grants are repayable only if the Company generates revenues related to the project that is the subject of the grant.

The Company recognizes each forgivable loan as a grant receivable and a reduction of expenses on a systematic basis at the same time the Company records, as an expense, the related development costs for which the loan is received, provided that there is reasonable assurance that (a) the Company complies with the conditions attached to the loan and (b) the loan will be received. The amount of the forgivable loan is recognized based on the participation rate approved by the IIA.

Since the Company has reasonable grounds to believe it will meet the terms for forgiveness, the loan is accounted for as a government grant. Government grants relating to costs are deferred and recognized in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

2)	The Company receives other grants from certain funds. The grants are recorded to the comprehensive loss as a reduction of related research and development expenses over the period necessary to match these grants with the costs that they are intended to compensate.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Financial assets:

1)	Classification

The Company classifies its financial assets in the following categories: (i) at fair value through profit or loss and (ii) loans and receivables. The classification depends on the purpose for which each financial asset was acquired. The Company’s management determines the classification of financial assets at initial recognition.

a)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. These assets are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are comprised of “other receivables”, “cash and cash equivalents”, and “restricted bank deposits” in the statement of financial position (See note h below).

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

h.	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term bank deposits (original maturities of three months or less) that are not restricted as to withdrawal or use and are therefore considered to be cash equivalents.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Current taxes

Tax expenses for the year ended December 31, 2017 include current taxes. The taxes are recognized in the statements of comprehensive loss.

The amount that was recorded as current taxes is calculated based on the tax laws that have been enacted or substantively enacted at the balance sheet date, in country in which the Subsidiary operates and generates taxable income. The Company’s management periodically evaluates the tax implications applicable to the taxable income, in accordance with the relevant tax laws, and creates provisions in accordance with the amounts expected to be paid to the tax authorities.

j.	Share capital

The Company’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are shown in equity as a deduction from the issue proceeds.

k.	Trade payables

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

l.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

m.	Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. Changes in the fair value of derivative financial instruments are recognized in the statement of comprehensive loss within financing income or expenses.

Derivative financial instruments issued by the Company include the following:

●	Derivative financial instrument - warrants (“Warrants”)

●	Derivative financial instrument - anti-dilution right (“Anti-dilution right”)

●	Derivative financial instrument - additional warrants (“Additional warrants”)

n.	Employee benefits:

1)	Retirement benefit obligations

The retirement benefit obligation of the Israeli employees of the Company is a defined contribution plan. A defined contribution plan is a post-employment benefit plan which is subject to section 14 of the Israeli severance pay law under which the Company pays fixed contributions into a separate and independent entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

3)	Bonus plans

The Company recognizes the obligation and expense for bonuses when a contractual or constructive obligation exists. The obligation is recognized in the amount expected to be paid, to the extent that the Company can reliably estimate the amount expected to be paid.

o.	Share-based payments

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

p.	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the statement of comprehensive loss on a straight-line basis over the period of the lease.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Loss per share

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

r.	Standards that are not yet in effect and have not been early adopted by the Company for the financial year beginning January 1, 2017:

1)	IFRS 9, Financial instruments (“IFRS 9”)

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income. Further, the expected credit losses model replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in the Company’s own credit risk in other comprehensive income for liabilities designated at fair value through profit or loss.
The standard is effective for accounting periods beginning on or after January 1, 2018. The Company believes that the adoption of IFRS 9 is not expected to have a material impact on its consolidated financial statements.

2)	IFRS 16, Leases (“IFRS 16”)

IFRS 16 defines a lease as a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration. Under IFRS 16 lessees have to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for almost all lease contracts.

The standard replaces the current guidance in IAS 17. The standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of adopting IFRS 16 on its consolidated financial statements.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

For the purpose of the evaluation of the fair value and the manner of the recognition of share-based compensation, the Company’s management is required to estimate, among other things, various parameters that are included in the calculation of the fair value of the option as well as the Company’s results and the number of options that will vest. The actual results and the estimates that are made in the future may be significantly different from the current estimates.

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

Risk management is carried out by the Company’s management which identifies and evaluates the financial risks in close cooperation with the Company’s management.

a)	Market risk

Concentration of currency risk

The Company’s activities are partly denominated in non-dollar currencies (primarily the NIS), which exposes the Company to risks resulting from changes in exchange rates.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The effect of fluctuations in various exchange rates on the Company’s statement of comprehensive loss and equity is as follows:

	December 31, 2016
Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Increase			Decrease
	10%	5%		5%	10%
NIS-linked balances:
Cash and cash equivalents	(126)	(66)	1,391	73	155
Financial assets at fair value through profit or loss	(168)	(88)	1,852	97	206
Other receivable (except prepaid expenses and advances to suppliers)	(61)	(32)	675	36	75
Accounts payable and accruals	81	42	(890)	(47)	(99)
Total NIS-linked balances	(274)	(144)	3,028	159	337
Euro-linked balances:
Cash and cash equivalents	(139)	(73)	1,526	80	170
Accounts payable and accrued expenses	24	13	(268)	(14)	(30)
Total Euro-linked balances	(115)	(60)	1,258	66	140
Total	(389)	(204)	4,286	225	477

	December 31, 2017
Sensitive instrument	Income (loss) from change in exchange rate (U.S. dollars in thousands)		Value (U.S. dollars in thousands)	Income (loss) from change in exchange rate (U.S. dollars in thousands)
	Increase			Decrease
	10%	5%		5%	10%
NIS-linked balances:
Cash and cash equivalents	(32)	(17)	353	19	39
Financial assets at fair value through profit or loss	(166)	(87)	1,825	96	203
Other receivable (except prepaid expenses and advances to suppliers)	(36)	(19)	398	21	44
Accounts payable and accruals	322	169	(3,545)	(187)	(394)
Total NIS-linked balances	88	46	(969)	(51)	(108)
Euro-linked balances:
Cash and cash equivalents	(265)	(139)	2,911	153	323
Accounts payable and accrued expenses	10	5	(109)	(6)	(12)
Total Euro-linked balances	(255)	(134)	2,802	147	311
Total	(167)	(88)	1,833	96	203

Set forth below is certain data regarding dollar exchange rates and the Israeli Consumer Price Index (CPI):

	Exchange rate of NIS per $1	Exchange rate of Euro per $1	Israeli CPI* Points
As of December 31:
2016	3.845	0.952	131.19
2017	3.467	0.835	131.71

Percentage increase (decrease) in:
2016	(1.5)%	3.5%	(0.2)%
2017	(9.8)%	(12.3)%	0.4%

*	Based on the CPI index for the month ending on each balance sheet date, on the basis that the average for year 2000 = 100.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

Set forth below is information on the linkage of monetary items:

	December 31, 2016			December 31, 2017
	NIS	Dollar	Euro	NIS	Dollar	Euro
	U.S. dollars in thousands
Assets:
Current assets:
Cash and cash equivalents	1,391	13,459	1,526	353	50,060	2,911
Financial assets at fair value through profit or loss	1,852			1,825
Restricted deposits	62			69
Other receivables	675	46		398	80
Total current assets	3,980	13,505	1,526	2,645	50,140	2,911
Total assets	3,980	13,505	1,526	2,645	50,140	2,911
Liabilities:
Current liabilities -
accounts payable and accruals:
Trade	194	690	268	330	1,493	31
Other	696	72		3,215	600	78
Total current liabilities	890	762	268	3,545	2,093	109
Non-current liabilities - Derivatives financial instruments	97
Total liabilities	987	762	268	3,545	2,093	109
Net asset value	2,993	12,743	1,258	(900)	48,047	2,802

b)	Credit risks

Credit risks are handled by the Company’s management. Credit risks arise from cash and cash equivalents and receivable balances that have not yet been settled. The portfolio is well diversified (without a material investment in any single corporate bond) and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s cash and cash equivalents and financial assets at fair value through profit or loss at December 31, 2016 and 2017 were deposited with A-rated Israeli banks. In the Company’s opinion, the credit risk in respect of these balances is remote.

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

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The table presented below classifies the Company’s financial liabilities into relevant maturity groupings based on the remaining period to the contractual maturity date. The amounts presented in the table represent the contractual undiscounted cash flows.

Less than one year
U.S. dollars in thousands
Non-derivative financial liabilities:
As of December 31, 2016 -
Accounts payable and accruals	1,920
As of December 31, 2017 -
Accounts payable and accruals	5,747

2)	Fair value estimations

The following is an analysis of the financial instruments measured at fair value through profit or loss, using valuation methods. The different levels have been defined as follows:

*	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

*	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

*	Inputs for the asset or liability that are not based on observable market data (that is unobservable input) (Level 3).

The following table presents the Company’s assets and liabilities that are measured at fair value:

	December 31,
	2016		2017
	Level 1	Level 3	Level 1	Level 3
	U.S. dollars in thousands
Assets -
Financial assets at fair value through profit and loss	1,852		1,825
Liabilities -
Derivative financial instruments		97		—

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued):

The following table presents the changes in Level 3 instruments for the three years ended December 31, 2017:

	Derivative financial instrument - warrants	Derivative financial instrument - anti dilution right	Total
	U.S. dollars in thousands
Opening balance as of January 1, 2015	413	751	1,164
Loss (gain) recognized in profit or loss during 2015	(86)	299	213
Settlement of liability in respect to derivative financial instrument to equity		(1,060)	(1,060)
Currency translation differences		10	10
Closing balance as of December 31, 2015	327	—	327
Gain recognized in profit or loss during 2016	(230)		(230)
Closing balance as of December 31, 2016	97	—	97
Loss recognized in profit or loss during 2017	184		184
Settlement of liability in respect to derivative financial instrument to equity	(281)		(281)
Closing balance as of December 31, 2017	—	—	—

For more information about the assumptions used for measuring the fair value of the derivative financial instruments (level 3), see note 10.

b.	Financial instruments:

Assets:

	December 31
	2016	2017
	U.S. dollars in thousands
1) Loans and receivables:
Cash and cash equivalents	16,376	53,324
Restricted bank deposits	62	69
Other receivables	721	478

2) Financial assets at fair value through profit or loss	1,852	1,825

Liabilities:

	December 31
	2016	2017
	U.S. dollars in thousands
1) Financial liabilities at amortized cost - accounts payable and accruals	1,920	5,747
2) Derivative financial instruments	97	—

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - CASH AND CASH EQUIVALENTS

As of December 31, 2016 and 2017, cash and cash equivalents include cash on hand and in bank and short-term bank deposits. The carrying amount of cash and cash equivalents approximates their fair value, since the effect of discounting is immaterial.

NOTE 6 - FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The Company holds financial assets at fair value through profit or loss. Those assets include bonds issued by the State of Israel and corporate bonds with a minimum of A rating by Israeli rating agencies. As of December 31, 2016 and 2017, the amount of the financial assets at fair value through profit or loss is approximately $ 1.9 million and $ 1.8 million, respectively.

Changes in the fair value of the financial assets at fair value through profit or loss are recorded in the statement of comprehensive loss as “Other gains, net”. The gain, net from changes in fair value through profit or loss amounted to $ 19 thousand, $ 34 thousand and $ 220 thousand in 2015, 2016 and 2017, respectively.

NOTE 7 - OTHER RECEIVABLES:

	December 31
	2016	2017
	U.S. dollars in thousands
Prepaid expenses	128	208
Advances to suppliers	1,535	439
Institutions	133	436
Interest receivable	—	42
Grants receivable	588	—
	2,384	1,125

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - PROPERTY AND EQUIPMENT

Composition and movement grouped by major classifications:

		Cost				Accumulated depreciation
	Balance at	Additions	Disposals	Balance at	Balance at	Additions	Disposals	Balance at	Net book value
	beginning	during	during	end of	beginning	during	during	end of	Beginning	End
	of year	year	year	year	of year	year	year	year	of the year	of the year
	U.S. dollars in thousands				U.S. dollars in thousands				U.S. dollars in thousands
Composition in 2016:
Computers and communications equipment	127	9	—	136	104	14	—	118	23	18
Production and laboratory equipment	6,334	655	—	6,989	2,323	676	—	2,999	4,011	3,990
Office furniture and equipment	141	8	—	149	99	11	—	110	42	39
Leasehold improvements	1,598	—	—	1,598	1,598	—	—	1,598	—	—
	8,200	672	—	8,872	4,124	701	—	4,825	4,076	4,047
Composition in 2017:
Computers and communications equipment	136	45	—	181	118	16	—	134	18	47
Production and laboratory equipment	6,989	316	(184)	7,121	2,999	718	(171)	3,546	3,990	3,575
Office furniture and equipment	149	18	—	167	110	11	—	121	39	46
Leasehold improvements	1,598	241	—	1,839	1,598	84	—	1,682	—	157
Advances payments for property and equipment, see note 11e	—	4,381	—	4,381	—	—	—	—	—	4,381
	8,872	5,001	(184)	13,689	4,825	829	(171)	5,483	4,047	8,206

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUALS - OTHER:

	December 31
	2016	2017
	U.S. dollars in thousands
Accrual for repayment of grants to IIA, see note 11c	—	2,300
Expenses payable	302	724
Salary and related expenses, including social security and other taxes	277	588
Accrual for vacation days and recreation pay for employees	166	248
Other	23	33
	768	3,893

The carrying amount of others accounts payables approximates their fair value, since the effect of discounting is immaterial.

NOTE 10 - INVESTMENT AGREEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS:

a.	In August 2013, the Company signed an agreement with several investors in a total amount of US$5 million (“the Agreement”). According to the Agreement, the Company issued to the investors 320,663 ordinary shares with no par value and Warrants exercisable into 198,812 ordinary shares with no par value (including 6,414 warrants granted to third parties). These warrants were exercisable over a period of four years from the date of their issuance for an exercise price of NIS 64.14. Under the terms of these Warrants, the investors had the right to exercise them into shares through a net-settlement mechanism (“net settlement”).

In addition, according to the terms of the Agreement the Company undertook to issue Additional warrants exercisable into 80,166 ordinary shares with no par value. These Additional warrants were issued in November 2014 and expired two years after the date of their issuance.

The investors were also entitled to anti-dilution protection, as described in the Agreement (“Downside Protection”). In the event of the activation of the Downside Protection mechanism, the exercise price of the Warrants which were then still held by an investor would have been reduced by the same calculation.

b.	Due to their terms, the Warrants, Additional warrants and the Anti dilution right did not qualify for equity classification and were treated as a derivative financial liability.

c.	On October 22, 2014, the Company and the investors signed an Addendum to the Agreement (“the Addendum”). As part of the Addendum, the exercise price of the Warrants which were issued to the investors was reduced from NIS 64.14 to NIS 35.

d.	According to the Agreement and following the completion of the Company’s U.S. public offering in August 2015, see note 13b(4), the investors were entitled to an additional allotment of 174,566 ordinary shares and a reduction of the exercise price of the Warrants from NIS 35 to NIS 21.7. Accordingly, the liability to issue additional shares, in the amount of approximately $1.1 million was credited to equity and the Downside Protection terminated.

e.	As of September 14, 2017, all 198,812 Warrants were exercised. 86,579 Warrants were exercised to 86,579 ordinary shares with no par value at full exercise price of NIS 21.7 for a total consideration of approximately NIS 1.9 million ($531 thousand) and 112,233 Warrants were exercised to 15,479 ordinary shares with no par value through a net-settlement mechanism. Accordingly, the liability to issue Warrants, in the amount of approximately $ 281 thousand was credited to equity.

As of September 14, 2017 all the derivative financial instruments were settled, exercised or expired.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Joint venture and exclusive license agreement

In June 2000, the Company engaged in a joint venture and exclusive license agreement (“license agreement”) with Yissum Research and Development Company, owned by the Hebrew University of Jerusalem (“Yissum”). Under the license agreement, the Company has been granted a perpetual and exclusive license to develop, manufacture and market products globally, which are based directly or indirectly on a patent owned by Yissum and based on the intellectual property that has been created as a result of the research that has been conducted by Yissum and financed by the Company under the license agreement.

The Company is entitled to grant sub-licenses to third parties and said sub-licenses may be perpetual, and any sublicensee thereunder will not be required to assume any undertaking towards Yissum.

Under the license agreement, the Company committed to act for the future development of products that are based on Yissum’s patent and on the initial research activity that was undertaken under the license agreement (the “Products”). Several pending patents have resulted from the development work done by the Company, on its behalf or on behalf of the Company and Yissum jointly.

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

The parties are entitled to cancel the license agreement in the following cases: (a) the appointment of a liquidator or a receiver or the submission of an application for liquidation in relation to the other party, which is not cancelled within 180 days; (b) attachment proceedings, debt collecting agency proceedings and similar proceedings in connection with a significant portion of the other party’s assets; (c) the liquidation or bankruptcy of the other party; (d) a significant breach that is not repaired within 30 days from the time warning is given. If the license agreement is cancelled except in the case of its cancellation as a result of a breach by Yissum, the rights that were granted under the license will return to Yissum.

In accordance with the license agreement, the agreement will remain in force until the later of the expiry of the last patent that partially underlies the Products on a global basis or 15 years from the time of the first commercial sale under the license agreement.

b.	Cooperation agreements

As part of its operations, the Company entered into feasibility agreements with multinational companies for the development of products that combine the Company’s proprietary Accordion Pill platform technology with certain drugs for the treatment of various indications. These agreements sometimes include a mutual possibility of entering into negotiations for the acquisition of a future license for the commercial use of the products that are being developed by the multinational companies under the feasibility agreements. In addition, the companies agreed to reimburse the Company for its expenses, based on milestones that are detailed in the feasibility agreements. This funding is recognized in the statement of comprehensive loss as a deduction from research and development expenses, as they are incurred.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In January 2018, the Company entered into a Feasibility and Option agreement with Novartis Pharmaceuticals to explore using the Accordion Pill platform for a proprietary Novartis compound. Under the agreement and the research plan, the Company’s activities will be funded by Novartis subject to the achievement of agreed milestones.

c.	IIA grants program

1)	In 2016, in addition to previously approved programs, the Company received approval from the IIA for a participation in research and development activities performed by the Company from January 1, 2016 to December 31, 2016 (the “2016 Grant”). The participation in research and development expenses in 2016 amounted to approximately NIS 17 million ($4.5 million). Since at that time it was reasonably assured that the Company would comply with all of the conditions of the 2016 Grant and that the Company would meet the terms for the forgiveness of all of the 2016 Grant, the participation was recognized in profit or loss in 2016.

In February 2018, following a review and assessment by the IIA, the Company received a notice from the IIA to repay part of the 2016 Grant amounts received in 2016 in the amount of approximately NIS 8.0 million ($2.3 million), including NIS 0.1 million of interest and linkage differences. Due to its past experience and analysis that was made, the Company is of the opinion that it complied with the terms of the 2016 Grant. However, due to that notice, as of December 31 2017, the Company recorded a liability in that amount and recorded in participation in (repayment of) research and development expenses of approximately NIS 10.1 million ($2.85 million), including a disposal of grants receivable balance relating to the 2016 Grant. As of the date of approval of the financial statements, the Company has repaid the IIA the amount of approximately NIS 8.0 million ($2.3 million) of the 2016 Grant.

2)	In 2015 the participation in research and development expenses, amounted to approximately $ 2.0 million.

3)	The Company is obligated to pay 3% to 5% royalties to the government of Israel, computed based on the revenues from licensing the products that the Company is developing that are assisted by the governmental grants. Such commitment is up to the amount of grants received by the Company, linked to the U.S. dollar. Pursuant to reporting and royalty payment procedures of the IIA, such royalties will be paid at an annual interest rate equal to LIBOR. The Company is subject to the provisions of the Israeli Law for the Encouragement of Research, Development and Technological Innovation in the Industry and the regulations and guidelines thereunder (the “Innovation Law”, formerly known as the Law for the Encouragement of Research and Development in Industry). Pursuant to the Innovation Law there are restrictions regarding intellectual property and manufacturing, as defined in the Innovation Law, outside of Israel, unless approval is received and additional payments are made to the IIA. In February 2018, the Company received an approval from the IIA to manufacture its AP-CDLD product outside of Israel. As such, the royalties to the IIA will be paid at an increased rate and up to an increased cap amount of three times the total amount of the IIA grants, plus interest accrued thereon, depending on the manufacturing volume to be performed outside Israel. The Company had received from the IIA grants in the total of approximately NIS 42.3 (approximately $12.2 million), net of the grant repaid as described in note 11c(1).

Since management’s assessment is that it is reasonably assured that the Company will comply with the conditions for the forgiveness of the IIA loan, this loan is treated as a government grant and, accordingly, no liability has been recognized in the financial statements, except the liability as described in note 11c(1).

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

d.	Operating long-term leases

The Company is a tenant under a lease agreement in respect of offices and operational spaces in Jerusalem until June 30, 2021. In January 2018, the Company amended the lease agreement and added additional operational spaces that will allow the Company to expand its research and development activities. Rent payments are denominated in NIS and linked to the Israeli CPI.

The Company also lease offices in Modi’in and an office in New York City.

The lease payments amounted to approximately $ 520 thousand in 2017. The total forecast lease payments from January 1, 2018 through June 30, 2021 are approximately $ 2.3 million. To secure the Company’s obligations to the lease agreement, the Company has granted a bank guarantee to the lessor, which amounted to approximately $60 thousand as of December 31, 2017.

e.	Automated Production Line

In April 2017, the Company engaged with an international manufacturer for ordering a large scale automated production line for manufacturing Accordion Pills in the amount of approximately € 7.5 million. The order covers engineering, manufacture and assembly of the automated production line. As of December 31, 2017, the Company had transferred payments of €3.75 million (approximately $4.4 million) and recognized it as advances for property and equipment.

NOTE 12 - TAXES ON INCOME:

a.	Corporate taxation in Israel:

1)	Measurement of results for tax purposes

Intec elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, Intec’s taxable income or loss from 2017 is calculated in U.S. dollars.

2)	Tax rates

The income of Intec, which is not eligible for the Approved Enterprise benefit, is taxed at a regular rate. The regular tax rate in Israel in 2017 was 24% and in 2018 and thereafter will be 23%.

In the absence of the expectation of taxable income in the future, no deferred tax asset is recorded in the financial statements.

Capital gains are taxed at the standard corporate tax rate.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - TAXES ON INCOME (continued):

3)	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 in Israel (the “Law”)

Under the Law, Intec may be entitled to tax benefits, by virtue of its status as a “Benefited Enterprise”, which was awarded to Intec in October 2007.

Intec received the status of a “plant under establishment” in Development Area A in a tax-exempt track, subject to compliance with the applicable requirements by the Law.

As of December 31, 2017, Intec has not yet generated operating income that will allow it to benefit from the tax benefits under the Law.

The tax benefits under the Law will apply for a period of up to ten years from the first year in which taxable income will be generated and are scheduled to expire at the end of 2023.

b.	Taxation of a subsidiary in US

The Subsidiary incorporated in the U.S. is assessed according to U.S. tax law.

The U.S. Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. federal statutory tax rate from 35% to 21% and creates new taxes on certain foreign-sourced earnings and certain related-party payments, which are referred to as the global intable low-taxed income tax and the base erosion tax, respectively.

c.	Tax loss carryforwards

As of December 31, 2017 the tax loss carryforwards of Intec were approximately $78 million (approximately NIS 269 million). Intec has not created deferred tax assets in respect of these tax loss carryforwards since their utilization is not expected in the foreseeable future. There is no expiration date on these loss carry forwards.

d.	Subsidiary tax liability

During 2017, the Subsidiary incurred a tax expense in the amount of $29 thousand.

e.	Tax assessments

Final tax assessments have been received by Intec through the year ended December 31, 2012.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY:

a.	Share capital:

1)	Share capital is composed of ordinary shares with no par value, as follows:

	Number of ordinary shares
	December 31
	2016	2017

Authorized share capital	16,000,000	50,000,000
Issued and paid up share capital	11,448,191	26,075,770

2)	The ordinary shares confer upon their holders participating and voting rights in shareholders meetings (where the holder of an ordinary share has one vote), a right to receive a share of earnings and the right to receive assets of the Company upon its liquidation.

b.	Changes in share capital:

1)	Based on the investment agreement signed on August 6, 2013 and the Addendum to the investment agreement signed on October 22, 2014, (as described in note 10), the Company issued to several investors during 2013, 198,812 Warrants that were exercised to 102,058 ordinary shares in September 2017 and in November 2014, issued 80,166 Additional warrants that were expired in October 2016. In addition, in October 2015 the Company issued to these investors 174,566 shares as part of the Downside Protection mechanism.

2)	On October 1, 2014, the Company issued 577,795 ordinary shares and 577,795 unlinked warrants (Series 7) through a rights issuance. Each warrant (Series 7) was exercisable into one ordinary share, each for an exercise price of NIS 35 (unlinked). The shares and warrants were offered through a rights issuance to the Company’s shareholders at the trading day on the TASE on September 15, 2014, such that each shareholder holding 15 ordinary shares was entitled to two ordinary shares and two warrants (Series 7) for an overall price of NIS 60. Issuance proceeds, net of issuance costs, amounted to $ 4.5 million.

Until April 26, 2015, 208,843 unlinked warrants (Series 7) were exercised to 208,843 ordinary shares for approximately $ 1.8 million. The remaining 368,952 unexercised and unlinked warrants (Series 7) expired on that date.

3)	On March 29, 2015, further to an approval of the General Meeting on March 18, 2015, the Company executed a 50-to-1 reverse share split of the Company’s ordinary shares and eliminated their par value. Upon the effectiveness of the reverse share split, (i) the number of ordinary shares was proportionally decreased and their par value was eliminated, (ii) the number of ordinary shares into which each outstanding option and outstanding warrant to purchase ordinary shares is exercisable was proportionally decreased, and (iii) the exercise price of each outstanding option and outstanding warrant to purchase ordinary shares was proportionally increased. Unless otherwise indicated, all of the shares numbers, the option and warrant numbers, loss per share amounts, share prices, warrant exercise prices and option exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this 50-to-1 reverse share split.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – EQUITY (continued):

4)	On August 7, 2015, the Company completed its public offering of its ordinary shares on the NASDAQ, pursuant to which the Company issued 5,025,000 ordinary shares with no par value, at a price of $6.00 per ordinary share, raising a total of approximately $26.5 million (net of commissions to the underwriters and offering expenses). In addition, on September 17, 2015, the underwriters exercised in part their over-allotment option and purchased an additional 638,750 ordinary shares at a price of $6 per share. The proceeds from the exercise of the option, net of underwriters’ commission and offering expenses, were approximately $3.5 million, bringing the total net proceeds from the initial public offering to approximately $30 million.

5)	On March 10, 2017, the Company entered into subscription agreements for a private placement with several institutional and private investors, in accordance with which the Company allocated the offerees an overall quantity of 2,289,638 ordinary shares with no par value for gross proceeds of approximately $10 million (issuance expenses amounted to approximately $0.5 million). The chairman of the Board of Directors and two other former board members have participated in this private placement.

6)	On August 21, 2017, the Company completed an underwritten public offering of its ordinary shares on the NASDAQ, pursuant to which the Company issued 12,224,500 ordinary shares with no par value, including a full exercise by the underwriters of their over-allotment option, at a price of $4.70 per ordinary share. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $53.6 million.

c.	Share-based payment to employees:

1)	The following are the grants of options to employees:

Date of grant	Number of options granted	Exercise price per option	Fair value on grant date- in thousands	Expiration date
January 2015	60,000	NIS 27.93	NIS 600	January 1, 2021
March 2016	44,000	$ 3.865	$ 130	March 10, 2026
March 2016	176,705	$ 4.14	$ 474	March 27, 2026
April 2016	45,000(*)	$ 6.00	$ 84	April 21, 2026
June 2016	67,500(*)	$ 6.00	$121	May 22, 2026
June 2016	68,250(*)	$ 3.46	$ 153	May 22, 2026
July 2016	224,478(*)	$ 3.526	$ 408	May 15, 2026
July 2016	180,000	$ 4.466	$ 472	July 25, 2026
June 2017	185,000(*)	$ 5.32	$ 618	April 10, 2027
July 2017	230,500	$ 5.46	$ 590	July 5, 2024
October 2017	35,000	$ 7.44	$ 92	September 25, 2024
October 2017	60,000	$ 8.56	$ 202	October 23, 2027
December 2017	140,000	$ 8.56	$ 201	December 11, 2027
December 2017	130,000	$ 7.44	$ 47	December 12, 2024
December 2017	380,000(*)	$ 6.70	$ 682	December 11, 2027

(*)	Granted to related parties (as defined in IAS 24R, see note 19).

Vesting conditions of all of the above options are service conditions.

Each 1 option is exercisable into 1 ordinary share.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

The fair value of all of the options was calculated using the Black and Scholes options pricing model, and based on the following assumptions:

Date of grant	Fair value on grant date- in thousands	Share price on date of grant	Expected dividend	Expected volatility	Risk free interest*	Vesting conditions	Expected term
January 2015	NIS 600	NIS 23.55	None	48.07%	1.9%	due to the optionee’s resignation effective August 2016, all options were forfeited	6 years
March 2016	$ 130	$ 4.66	None	48.38%	1.9%	due to the optionee’s resignation effective February 2016, all options were forfeited	10 years
March 2016	$ 474	$ 4.39	None	48.44%	1.9%	four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date	10 years
April 2016	$ 84	$ 3.79	None	48.23%	1.9%	three equal annual tranches over a three-year period	10 years
June 2016	$ 274	$ 3.69	None	48.18%	1.8%	67,500 options will vest in three equal annual tranches over a three-year period and 68,250 options will vest over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date	10 years
July 2016	$ 408	$ 3.18	None	48.15%	1.8%	three equal annual tranches over a three-year period	10 years
July 2016	$ 472	$ 4.47	None	47.82%	1.6%	90,000 options will vest over a four-year period, with one quarter of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date and 90,000 options will be exercisable only in the event that a material agreement, as defined in Company’s compensation policy, is signed between the Company and a third party. Following this grant, the optionees agreed to forgo 117,200 options that were previously granted to them in October 2013. This forgoing of 117,200 options was accounted as modification to the original terms on which the options were granted	10 years
June 2017	$ 618	$ 5.60	None	46.63%	2.2%	120,000 options will vest in three equal annual tranches over a three-year period and 65,000 options will vest in 9 equal monthly tranches over a nine-month period	10 years
July 2017	$ 590	$ 5.35	None	46.04%	1.4%	150,000 options will vest over a three-year period, with a third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date and 80,500 options will vest over a four-year period, with a quarter of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 12 equal quarterly tranches, subsequent to the first year from the grant date	7 years
October 2017	$ 92	$ 8.95	None	39.29%	1.5%	will vest over a 21 months period, with a half of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 9 equal monthly tranches, subsequent to the first year from the grant date	1.75 years
October 2017	$ 202	$ 8.15	None	46.65%	2.0%	three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date	5 years
December 2017	$ 201	$ 5.15	None	46.21%	2.2%	three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date	5 years
December 2017	$ 47	$ 5.15	None	37.09%	1.8%	will vest over a 18 months period, with a half of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 6 equal monthly tranches, subsequent to the first year from the grant date	1.5 years
December 2017	$ 682	$ 5.15	None	46.21%	2.2%	three-year period, with one third of the options vesting at the end of the first year from the date of grant, and the remaining vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date	5 years

*      The risk-free interest rate was determined on the basis of the yield rates to maturity of unlinked government bonds bearing a fixed interest rate, whose maturity dates correspond to the expected exercise dates of the options.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - EQUITY (continued):

2)	The following table contains additional information concerning options granted to employees and service providers:

	Year ended December 31
	2015	2016	2017
	Number of options
a) Options with an exercise price of NIS 0.5:
Outstanding at beginning of year	137,951	137,386	136,821
Exercised	(565)	—	(377)
Expired	—	(565)	—
Outstanding at end of year	137,386	136,821	136,444
Exercisable at end of year	8,991	8,426	8,050
Weighted average remaining contractual life (years)	3.44	2.61	1.61

b) Options with an exercise price of NIS 27.93 – NIS 81.1:
Outstanding at beginning of year	630,089	686,746	289,698
Granted	60,000	—	—
Forfeited	(3,343)	(103,176)	(2,538)
Cancelled	—	(117,200)	—
Expired	—	(176,672)	(66,417)
Outstanding at end of year	686,746	289,698	220,743
Exercisable at end of year	292,562	170,232	160,092
Weighted average remaining contractual life (years)	2.82	2.62	1.86

c) Options with an exercise price of $3.46 – $8.56:
Outstanding at beginning of year		—	794,333
Granted		805,933	1,160,500
Exercised		—	(11,006)
Forfeited		(11,600)	(70,832)
Expired		—	(312)
Outstanding at end of year		794,333	1,872,683
Exercisable at end of year		—	275,196
Weighted average remaining contractual life (years)		9.36	7.66

Each option that is exercisable affords the right to acquire one ordinary share of the Company.

Israeli employees and directors are granted options under Section 102 of the Israeli Income Tax Ordinance (the “Ordinance”), primarily under the “capital gains” track. Non-employees of the Company (consultants and service providers) are granted options under Section 3(i) of the Ordinance.

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands

Payroll and related expenses	2,282	2,956	4,152
Materials and subcontractors	520	794	611
Professional services	468	1,112	1,706
Research and clinical trials	2,568	8,613	12,457
Rent and maintenance	641	763	1,071
Depreciation	727	676	802
Share-based compensation	152	252	362
Others	175	183	331
	7,533	15,349	21,492

NOTE 15 - GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands

Payroll and related expenses	830	755	1,071
Rent and maintenance	177	195	253
Professional services	1,178	1,208	1,898
Overseas travel and trade shows	66	89	203
Depreciation	20	25	27
Share-based compensation	229	284	841
Insurance	67	143	183
Others	221	398	668
	2,788	3,097	5,144

NOTE 16 - FINANCIAL INCOME (EXPENSES):

Financial income:

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands

Interest on cash equivalents and short-term bank deposits	44	176	286
Changes in fair value of derivative financial instruments, see note 4	—	230	—
Gain on changes in exchange rates	589	60	72
	633	466	358

Financial expenses:

Bank fees	16	16	17
Changes in fair value of derivative financial instruments, see note 4	213	—	184
	229	16	201
Financial income, net	404	450	157

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 - LOSS PER SHARE

The basic loss per share is computed by dividing the Company’s loss attributable to the holders of shares by the weighted average number of ordinary shares outstanding during the period.

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands (except per share amounts)

Net loss per year as reported in the statements of comprehensive loss	7,180	13,362	29,093
Weighted average of ordinary shares outstanding during the period	7,791	11,448	17,660
Basic and diluted loss per share	(0.92)	(1.17)	(1.65)

The diluted loss per share does not include 824,132, 1,220,852 and 2,229,870 options granted to employees and service providers for the years ended December 31, 2015, 2016 and 2017, respectively, 577,795 warrants (Series 7) which were issued in 2014 and expired in 2015, 92,400 warrants which were issued to institutional investors in 2013 and expired in 2015, 198,812 warrants which were issued to several investors in 2013 and exercised in 2017 and 80,166 warrants which were issued to several investors in 2014 and expired in 2016, because the effect of their inclusion in the calculation would be anti-dilutive.

NOTE 18 - EXPENSES RELATING TO EMPLOYEE BENEFITS:

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands

Payroll and other benefits	2,824	3,343	4,296
Social security	143	173	221
Share-based compensation	381	536	1,203
Post-employment benefits - defined contribution plan	303	369	476
	3,651	4,421	6,196
Average number of employees to which these benefits are related	47	56	63

INTEC PHARMA LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 19 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

“Related party” – has the meaning set forth in IAS 24R.

The Company’s key management personnel (who are included, together with other persons, within the definition of “related parties” as defined in IAS 24R) in 2015, 2016 and 2017 include the members of the Board of Directors and the CEO.

a.	Transactions with related parties:

	Year ended December 31
	2015	2016	2017
	U.S. dollars in thousands
Key management compensation expenses:
Salaries and short-term employee benefits	430	628	1,125
Long term employment benefits	30	43	45
Share-based compensation expenses	84	290	726
	544	961	1,896

b.	Balances with related parties:

	December 31
	2016	2017
	U.S. dollars in thousands
Statement of financial position items -
current liabilities - Accounts payable and accruals - other	44	190

NOTE 20 - EVENTS SUBSEQUENT TO DECEMBER 31, 2017:

a.	On January 2, 2018, the Board of Directors approved a grant of 385,000 options to three management members. Each option will be exercisable into one ordinary share, each for an exercise price of $5.19. The options will vest over a three-year period, with a third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $1.1 million.

b.	On February 5, 2018, the Board of Directors approved a grant of 611,000 options to Company employees, where each option will be exercisable into one ordinary share, each for an exercise price of $6.67. The options will vest over a three-year period, with a third of the options vesting at the end of the first year from the date of grant, and the remaining options vesting in 8 equal quarterly tranches, subsequent to the first year from the grant date. The options will expire seven years after the date of grant. The value of the benefit in respect of said options, as calculated on the grant date, is approximately $1.4 million.

ITEM 19. Exhibits.

Exhibit No.	Exhibit Description

1.1*	Certificate of Incorporation of Orly Guy Ltd., dated October 23, 2000

1.2*	Certificate of Name Change of Orly Guy Ltd. to Intec Pharmaceutical (2000) Ltd., dated February 7, 2001

1.3*	Certificate of Name Change of Intec Pharmaceutical (2000) Ltd. to Intec Pharma Ltd., dated March 15, 2004

1.4	Articles of Association of Intec Pharma Ltd., as amended

2.1	Specimen share certificate

4.1+*	Joint Venture for R&D, dated June 1, 2000, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharmaceutical Partnership Ltd.

4.2+*	Notice of Extension Letter, dated October 5, 2004, from Intec Pharma Ltd. to Yissum Research Development Company of the Hebrew University of Jerusalem

4.3*	Amendment, dated July 13, 2005, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture for R&D Agreement dated June 1, 2000

4.4*	Research Agreement, dated January 15, 2008, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd.

4.5	Compensation Policy for Intec Pharma Ltd.’s Directors and Officers, as amended

4.6*	Intec Pharma Ltd. 2005 Share Option Plan

4.7*****	Intec Pharma Ltd. 2015 Equity Incentive Plan

4.8	Unprotected Lease Agreement between Intec Pharma Ltd. and R.M.P.A. Assets Ltd., dated June 2, 2003, together with supplements thereto dated as of April 21, 2004, January 1, 2006, December 15, 2009, January 18, 2011, October 28, 2015 and December 31, 2017

4.9****	Service Agreement, dated May 14, 2016, between Intec Pharma Ltd. and John Warren Kozarich

4.10	Service Agreement, dated August 29, 2017, between Intec Pharma Ltd. and Jeffrey A. Meckler

4.11	Employment Agreement, dated December 11, 2017, between Intec Pharma Inc., Intec Pharma Ltd. and Jeffrey A. Meckler.

4.12	Employment Agreement, dated January 15, 2006, between Intec Pharma Ltd. and Nadav Navon, as amended on May 29, 2011, March 2012, October 21, 2013 and January 1, 2018

4.13	Employment Agreement, dated February 23, 2010, between Intec Pharma Ltd. and Nir Sassi, as amended on March 28, 2012, October 21, 2013 and January 1, 2018

4.14*	Employment Agreement, dated August 1, 2008, between Intec Pharma Ltd. and Giora Carni as amended on October 12, 2010 and on October 21, 2013

4.15	Employment Agreement, dated December 12, 2017, between Intec Pharma Ltd. and Giora Carni

4.16*	Employment Agreement, dated June 1, 2009, between Intec Pharma Ltd. and Zeev Weiss as amended in 2012 and on November 11, 2013

4.17	Employment Agreement, dated October 3, 2017, between Intec Pharma Ltd. and Zeev Weiss

4.18****	Employment Agreement, dated November 1, 2004, between Intec Pharma Ltd. and Zvi Joseph, as amended on October 20, 2009, July 28, 2011, October 21, 2013 and July 19, 2016

4.19	Employment Agreement, dated December 12, 2017, between Intec Pharma Ltd. and Zvi Joseph

4.20***	Form of Indemnification Agreement

4.21***	Form of Exemption from Liability

4.22+**

Amendment, dated March 12, 2015, by and between Yissum Research Development Company of the Hebrew University of Jerusalem and Intec Pharma Ltd., to the Joint Venture of R&D Agreement dated June 1, 2000.

4.23****	Form of Subscription Agreement, dated March 10, 2017, by and among Intec Pharma Ltd. and the investors identified on signature page thereto

4.24	List of Subsidiaries
12.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended

12.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended

13.1	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Incorporated herein by reference to the Company’s Registration Statement on Form F-1 filed with the SEC on June 9, 2015.
**	Incorporated herein by reference to Amendment No. 1 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 16, 2015.
***	Incorporated herein by reference to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on July 28, 2015.
****	Incorporated herein by reference to the Company’s Annual Report on Form 20-F filed with the SEC on April 7, 2017.
*****	Incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on February 25, 2016.
+	Certain portions of this agreement have been omitted under a confidential treatment order pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, and filed separately with the SEC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTEC PHARMA LTD.

By:	/s/ Jeffrey A. Meckler
Jeffrey A. Meckler
Chief Executive Officer

Date: March 9, 2018